As filed with the Securities and Exchange Commission on October 6, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sky Financial Group, Inc.

(Exact name of Registrant as specified in its charter)

OHIO	6022	34-1372535
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

221 South Church Street, Bowling Green, Ohio 43402

(419) 327-6300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Marty E. Adams, Chairman, President and Chief Executive Officer

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

(Name, address, including zip code, & telephone number, including area code, of agent for service)

Copies to:

W. Granger Souder, Jr., Esq. Executive Vice President, General Counsel and Secretary Sky Financial Group, Inc. 221 South Church Street Bowling Green, Ohio 43402 (419) 327-6300	John C. Vorys, Esq. Vorys, Sater, Seymour and Pease LLP 52 E. Gay Street Columbus, Ohio 43216-1008 (614) 464-6400	Harvey L. Glick Chairman, President and Chief Executive Officer Prospect Bancshares, Inc. 6851 N. High Street Worthington, Ohio 43085 (614) 545-4202

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common shares	1,139,373	N.A.	$10,003,350	$1,268

(1)	The number of common shares, without par value, of Sky Financial Group, Inc., a financial holding company and an Ohio corporation, to be registered pursuant to this Registration Statement is based upon the total number of common shares, $.50 par value, of Prospect Bancshares, Inc., an Ohio corporation, presently outstanding, reserved for issuance under its stock option plans or otherwise expected to be issued upon the consummation of the proposed transaction to which this Registration Statement relates, giving effect to the mix of consideration at 60% common stock, multiplied by the exchange rate of 1.425 Sky Financial common shares for each Prospect Bancshares common share.
(2)	Pursuant to Rule 457(f)(2) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (a) $16,672,250, the book value of the acquired company as of August 31, 2004, multiplied by (b) 60%, the percentage of Prospect Bancshares common shares to be exchanged for shares of the registrant. The registrant calculated the filing fee using this method because the cash expected to be paid by registrant in connection with the transaction exceeds the book value of the acquired company. Application of Rule 457(f)(3) would result in a negative proposed maximum aggregate offering price.
(3)	The registration fee of $1,268 for the securities registered hereby has been calculated pursuant to Rule 457(f) under the Securities Act, as $10,003,350 multiplied by .0001267.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECT BANCSHARES, INC.

6851 N. High Street

Worthington, OH 43085

(614) 545-4202

Dear Shareholder:

As you may know, the boards of directors of Prospect Bancshares, Inc. and Sky Financial Group, Inc. have agreed on a merger of Prospect Bancshares and Sky Financial, with Sky Financial surviving the merger. We are enthusiastic about the merger that will create a $14.8 billion financial services organization with 285 financial centers serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. Your Board believes the proposed merger is in the best interests of Prospect Bancshares and its shareholders, and recommends that you vote for adoption of the merger agreement and approval of the merger.

Each of the Prospect Bancshares shareholders will be entitled to elect to receive either: (i) 1.425 Sky Financial common shares in exchange for each Prospect Bancshares common share owned, (ii) cash at the rate of $35.00 in exchange for each Prospect Bancshares common share owned, or (iii) a combination of stock and cash at the rates described above. The merger will involve an election process whereby shareholders of Prospect Bancshares will be entitled to elect to receive stock, cash or a combination thereof. A proration mechanism will be implemented to assure that 60% of the outstanding Prospect Bancshares common shares will be exchanged for Sky Financial common stock and 40% of the outstanding Prospect Bancshares common shares will be exchanged for cash. There is no assurance that you will receive the form of consideration that you elect to receive.

On             , 2004, the last practicable trading day for which information was available prior to the date of this document, the closing market price of Sky Financial common shares was $             per share. Based upon that price, your Prospect Bancshares common shares which are exchanged for Sky Financial common stock will be worth $             per share.

The affirmative vote of the holders of a majority of the issued and outstanding Prospect Bancshares common shares entitled to vote at the Prospect Bancshares special meeting is required to approve and adopt the merger agreement. Four of Prospect Bancshares’ officers and directors and their affiliates, who owned 28.6% of the outstanding common shares of Prospect Bancshares at the time they entered the voting agreements, have agreed with Sky Financial to vote their respective shares in favor of the merger.

The merger of Sky Financial and Prospect Bancshares involves some risks. See “ Risk Factors” beginning on page [•].

Whether or not you plan to attend the Prospect Bancshares special shareholders’ meeting, please complete and mail to us the enclosed proxy card. Not voting will have the same effect as voting against the merger. I urge you to read carefully the accompanying proxy statement/prospectus, which contains a detailed description of the merger, the merger agreement and related matters.

[Signature]

Harvey L. Glick

Chairman, President and

Chief Executive Officer

Prospect Bancshares, Inc.

The securities to be issued under this proxy statement/prospectus are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/prospectus or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

This document is dated             , 2004 and is being first mailed to shareholders on or about             , 2004.

Prospect Bancshares, Inc.

6851 N. High Street

Worthington, OH 43085

(614) 545-4202

Notice of Special Meeting

of Shareholders

To the Shareholders of Prospect Bancshares, Inc.:

Notice is hereby given that a special meeting of the shareholders of Prospect Bancshares, Inc. will be held on [November             ], 2004 at              a.m., local time, at the offices of Vorys, Sater, Seymour and Pease LLP, 52 East Gay Street, Columbus, Ohio, for the following purposes:

1.	To consider and vote upon a proposal to adopt an Agreement and Plan of Merger, dated as of September 15, 2004, by and between Prospect Bancshares, Inc. and Sky Financial Group, Inc., a copy of which is attached, and to approve the merger of Prospect Bancshares with and into Sky Financial. In the merger, each Prospect Bancshares shareholder will receive either 1.425 Sky Financial common shares or $35.00 in cash per Prospect Bancshares common share owned, or a combination thereof.

2.	To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is unaware of any other business to come before the special meeting.

Holders of record of Prospect Bancshares common shares at the close of business on             , 2004, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the special shareholders’ meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you also may cast your vote in person at the special shareholders’ meeting.

By order of the Board of Directors of

Prospect Bancshares, Inc.

[SIGNATURE]

Harvey L. Glick

Chairman, President and

Chief Executive Officer

Worthington, Ohio

            , 2004

Questions and Answers About the Sky Financial/Prospect Bancshares Merger	1
Summary	3
The Merger	3
The Companies	9
Our Reasons for the Merger	9
Recommendation of the Prospect Bancshares Board	10
Special Meeting	10
Comparative Market Value Data	11
Selected Financial Data of Sky Financial (Historical)	12
Selected Financial Data of Prospect Bancshares (Historical)	13
Risk Factors	14
Incorporation by Reference	16
Forward-Looking Statements	17
Where You Can Find More Information	17
The Prospect Bancshares Special Meeting of Shareholders	19
Purpose of the Prospect Bancshares Special Meeting	19
Record Date; Voting Rights; Proxies	19
Solicitation of Proxies	20
Quorum	20
Required Vote	20
Voting Agreements	21
The Merger	22
Background of the Merger; Prospect Bancshares’ Reasons for the Merger; and Recommendation of the Prospect Bancshares Board	22
Fairness Opinion of Friedman, Billings, Ramsey & Co., Inc.	24
Board of Directors and Management of Sky Financial Following the Merger	30
Interests of Prospect Bancshares’ Executive Officers and Directors in the Merger	30
Material Federal Income Tax Consequences	32
Accounting Treatment	34
Effect on Prospect Bancshares Employee Benefit Plans	34
Expenses of the Merger	34
Regulatory Approvals	34
Resale of Sky Financial Common Shares	35
Stock Exchange Listing	35
Dividends	35
Rights of Dissenting Prospect Bancshares Shareholders	35
The Merger Agreement	37
The Merger	37
Effective Date	37
Conversion of Prospect Bancshares Common Shares	37
Election Procedures	37
Allocation	39
Surrender of Certificates	40
Conversion of Prospect Bancshares Stock Options	41
Conditions to Completion of the Merger	41
Representations and Warranties	42
Conduct of Business Pending the Merger	43
Termination of the Merger Agreement	45
Termination Fee	46
Amendment; Waiver	47

i

(continued)

Description of Sky Financial Capital Shares	48
General	48
Comparison of Certain Rights of Shareholders	49
Introduction	49
Authorized Shares	49
Business Combinations	49
Number of Directors	50
Classification of the Board of Directors	51
Nomination of Directors	51
Cumulative Voting	52
Vacancies on the Board	52
Removal of Directors	52
Special Meetings of Shareholders	53
Corporate Action Without a Shareholder Meeting	53
Amendments to Articles of Incorporation	53
Amendments to Code of Regulations	53
Preemptive Rights	54
Dividends	54
Indemnification of Directors, Officers and Employees	54
Limitation of Personal Liability of Directors	55
Anti-Takeover Protection	56
Experts	57
Legal Opinion	58
Indemnification	58
Annexes:
Annex A Agreement and Plan of Merger
Annex B Fairness Opinion
Annex C Form of Voting Agreement and Schedule of Shareholders with Voting Agreements
Annex D Dissenters’ Rights under Sections 1701.84 and 1701.85 of the Ohio Revised Code

ii

Questions and Answers About the Sky Financial/Prospect Bancshares Merger

Q:	Why are Sky Financial and Prospect Bancshares proposing to merge?

A:	Prospect believes that shareholder value will be enhanced as a result of the merger with Sky Financial. Sky Financial believes the merger will benefit its shareholders because the merger will enable Sky Financial to expand its presence in the markets currently served by Prospect, strengthen the competitive position of the combined organization, generate cost savings and will enhance other opportunities for Sky Financial.

Q:	What will I receive in the merger?

A:	As a result of the merger, each of your Prospect Bancshares common shares will be converted into either: (i) Sky Financial common shares at a rate of 1.425 Sky Financial common shares for each Prospect Bancshares common share owned; (ii) cash at a rate of $35.00 for each Prospect Bancshares common share owned; or (iii) a combination thereof, subject to an election and allocation mechanism which is described in this document.

Q:	Can I elect the type of consideration that I will receive in the merger?

A:	Yes. Subject to the allocation procedures described in this document, you will have an opportunity to elect to receive one of the following options in exchange for your Prospect Bancshares common shares: (i) 1.425 Sky Financial common shares in exchange for each Prospect Bancshares common share you own, (ii) cash in the amount of $35.00 in exchange for each Prospect Bancshares common share you own, or (iii) a combination of stock and cash at the rates described above. Under the terms of the merger agreement, 60% of the Prospect Bancshares common shares will be exchanged for Sky Financial common shares and 40% will be exchanged for cash.

Q:	Will I receive the form of consideration I elect to receive?

A:	Not necessarily. There is no assurance that you will receive the form of consideration that you elect with respect to the Prospect Bancshares common shares that you own. This is because the merger agreement requires that, in the aggregate, 60% of the outstanding Prospect Bancshares common shares will be exchanged for Sky Financial common shares and 40% of the outstanding Prospect Bancshares common shares will be exchanged for cash. Therefore, if the election process results in an oversubscription of stock or cash, Sky Financial will cause the exchange agent to allocate the consideration paid to shareholders between stock and cash following certain allocation procedures which are described on page [ ].

Q:	What do I need to do now?

A:	Just mail your signed and dated proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the meeting to vote on approving and adopting the merger agreement. The Prospect Bancshares special shareholders’ meeting will take place at a.m. on [November ,] 2004, at the offices of Vorys, Sater, Seymour and Pease LLP, 52 East Gay Street, Columbus, Ohio. The Prospect Bancshares Board recommends that you vote FOR the adoption of the merger agreement and the approval of the merger.

Q:	When should I send in my stock certificates?

A.

Please do not send in your stock certificates with your proxy card. Promptly after the effective time of the merger, Sky Financial’s exchange agent, The Bank of New York, will send you transmittal materials that you should use when surrendering your Prospect Bancshares common share certificates to the exchange agent. After you surrender your Prospect Bancshares common share certificate(s) for cancellation to the exchange agent, together with a completed letter of transmittal and any other documents the exchange agent reasonably requests, you will be entitled to receive that number of whole Sky Financial common shares that you have the right to receive under the merger agreement. You should not surrender your certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent. For additional information, see “The Merger Agreement—Surrender of Certificates” starting on page [•].

Q:	Is my vote needed to approve the merger?

A:	The holders of a majority of the Prospect Bancshares common shares outstanding and entitled to vote at the Prospect Bancshares special meeting must vote to approve the merger agreement for it to be adopted. A majority of the issued and outstanding Prospect Bancshares common shares must be present at the meeting in person or by proxy for the vote approving the merger to be valid.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. Just send in a later-dated, signed proxy card before the meeting or attend the meeting in person and vote. You may send a new proxy card to the following address: 6851 N. High Street, Worthington, OH 43085, Attention: Ann C. Deskins.

Q:	If I do not favor the merger, what are my rights?

A:	If you are a Prospect Bancshares shareholder as of the , 2004 record date and you do not vote in favor of the merger agreement, you will have the right under Section 1701.85 of the Ohio Revised Code to demand the fair cash value for your Prospect Bancshares common shares. The right to make this demand is known as “dissenters’ rights.” To perfect your dissenters’ rights, you must deliver to Prospect Bancshares a written demand for payment of the fair cash value of your Prospect Bancshares common shares and otherwise comply strictly with all of the requirements of Ohio Revised Code Section 1701.85. You must state in your notice the amount that, in your opinion, is the fair cash value of your Prospect Bancshares common shares. Your written demand must be delivered to Prospect Bancshares not later than 10 days after the Prospect Bancshares special meeting scheduled for [November ,] 2004. For additional information on your dissenters’ rights, see “The Merger—Rights of Dissenting Prospect Bancshares Shareholders” on page [•] and the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached to this document as Annex D.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker may vote your shares only if you provide instructions on how to vote. Please tell your broker how you would like him or her to vote your shares. If you do not tell your broker how to vote, your shares will not be voted by your broker.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as practicable. We expect to complete the merger by November 30, 2004, assuming shareholder approval and all applicable governmental approvals have been received by that date and all conditions precedent to the merger have been satisfied or, to the extent permitted by applicable law, waived.

Summ ary

Because this is a summary, it does not contain all the information that may be important to you. You should read carefully this entire document and its annexes and all other documents to which this document refers before you decide how to vote. For a description of the documents to which this document refers, you should review “Where You Can Find More Information” on page [•].

The Merger

The merger agreement, attached as Annex A to this document, is incorporated by reference into this document. We encourage you to read the merger agreement because it is the legal document that governs the merger.

What Prospect Bancshares Shareholders Will Receive in the Merger (see pages [•])

Prospect Bancshares shareholders will receive either (i) Sky Financial common shares at an exchange rate of 1.425 Sky Financial common shares for each Prospect Bancshares common share owned; (ii) cash in the amount of $35.00 for each Prospect Bancshares common share owned; or (iii) a combination thereof, subject to an election and allocation mechanism described in this document. We will not issue fractional shares. Instead, Prospect Bancshares shareholders will receive a cash payment for any fractional shares in an amount equal to the product of the fractional Sky Financial common share and $35.00. Also, each Sky Financial common share issued in the merger will include an associated preferred share purchase right under Sky Financial’s existing shareholder rights plan that will not be evidenced by a separate certificate.

Sky Financial shareholders will continue to own their shares in Sky Financial, and Prospect Bancshares will merge with and into Sky Financial.

You May Elect to Receive All Cash, All Sky Financial Common Shares or a Mixture of Cash and Sky Financial Common Shares (see pages [            ])

You may elect to receive in exchange for your Prospect Bancshares common shares: all Sky Financial common shares, all cash or a mixture of cash and Sky Financial common shares. However, Sky Financial has agreed to exchange only 60% of the Prospect Bancshares common shares for Sky Financial common shares, and the remaining 40% will be exchanged for cash. Therefore, you cannot be assured of receiving the form of consideration that you elect with respect to all of your common shares. If shareholder elections result in an oversubscription of cash or Sky Financial common shares, certain procedures for allocating cash and Sky Financial common shares will be followed by the exchange agent at the direction of Sky Financial. See “The Merger Agreement—Allocation” beginning on page [            ].

Approximately one month prior to the anticipated time of completion of the merger, you will receive an election form with instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger Agreement—Election Procedures” beginning on page [            ]. If you do not make a valid election by the election deadline, you will be deemed to have made a non-election, and you will receive all cash, all Sky Financial common shares or any combination of cash and Sky Financial common shares (at the rates described above) at the discretion of Sky Financial and as determined in accordance with the merger agreement.

Dissenters’ Rights for Prospect Bancshares Shareholders (see page [•])

Under Ohio law, if you do not vote in favor of the merger between Prospect Bancshares and Sky Financial, you may demand that Prospect Bancshares pay you the fair cash value for your shares. The right to make this demand is known as “dissenters’ rights.” Prospect Bancshares shareholders exercising their dissenters’ right must comply strictly with the procedures specified in Sections 1701.84 and 1701.85 of the Ohio Revised Code. Prospect Bancshares shareholders who want to exercise their dissenters’ rights must not vote in favor of the merger agreement at the Prospect Bancshares special shareholders’ meeting and must send a written demand for payment for their Prospect Bancshares common shares within 10 days after the Prospect Bancshares special shareholders’ meeting. See “The Merger—Rights of Dissenting Prospect Bancshares Shareholders” and the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached to this document as Annex D.

Cash Payment for Prospect Bancshares Stock Options (see page [•])

Each option to purchase Prospect Bancshares common shares that is outstanding and unexercised at the time of the merger will be terminated in exchange for a cash payment in an amount equal to the product of (a) the excess, if any, of (i) the average closing price of Sky Financial common shares over a specified period preceding the effective date of the merger multiplied by 1.425 over (ii) the exercise price of the option and (b) the number of Prospect Bancshares common shares subject to the option.

Comparative Per Share Market Price Information (see page [•])

Sky Financial common shares are listed on the Nasdaq National Market System. There exists no established trading market for Prospect Bancshares common shares.

The following table presents trading information for the Sky Financial common shares on September 15, 2004 and             , 2004. September 15, 2004 was the last full trading day prior to our announcement of the signing of the merger agreement.             , 2004 was the last practicable trading day for which information was available prior to the date of this document. You should read the information presented below in conjunction with the “Comparative Market Value Data” on page [•].

	Sky Financial
September 15, 2004		$25.48
, 2003	$

Federal Income Tax Consequences of the Merger (see pages [•])

We intend that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that, accordingly, for federal income tax purposes no gain or loss will be recognized by Prospect Bancshares or Sky Financial as a result of the merger. The obligation of Prospect Bancshares to consummate the merger is conditioned on the receipt by Prospect Bancshares of an opinion of its counsel, Vorys, Sater, Seymour and Pease LLP, dated as of the effective date of the merger, substantially to the effect that:

•	the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code; and

•	no gain or loss will be recognized by shareholders of Prospect Bancshares who receive solely Sky Financial common shares in exchange for Prospect Bancshares common shares, other than the gain or loss to be recognized as to cash to be received in lieu of fractional Sky Financial common shares.

Prospect Bancshares shareholders who exercise dissenters’ rights and receive cash for their Prospect Bancshares common shares will generally recognize gain or loss for federal income tax purposes.

All Prospect Bancshares shareholders should read carefully the description under “The Merger—Material Federal Income Tax Consequences,” and should consult their own tax advisors concerning these matters.

Dividend Policy (see page [•])

Under the merger agreement, Prospect Bancshares is not allowed to declare, pay or set aside for payment any dividend to Prospect Bancshares shareholders, except in the event that the merger is not completed by a specified time in the first quarter of 2005. Following completion of the merger, former Prospect Bancshares shareholders receiving Sky Financial common shares as part of the merger consideration will receive, as Sky Financial shareholders, dividends declared by Sky Financial on its common shares.

Opinion of Prospect Bancshares’ Financial Advisor (see pages [•])

The Prospect Bancshares Board received the opinion from its financial advisor, Friedman, Billings, Ramsey & Co., Inc., as to the fairness from a financial point of view of the consideration under the merger agreement.

The opinion from Friedman, Billings, Ramsey & Co., Inc. states that as of the date of that opinion, the merger consideration set forth in the merger agreement was fair from a financial point of view to the Prospect Bancshares shareholders. For its financial advisory services provided to Prospect Bancshares, Friedman, Billings, Ramsey & Co., Inc. has been paid a fee of $120,000 as of the date of this document, and will be paid an additional fee at the time of closing of the merger such that the total fees paid to FBR will equal 1.25% of the aggregate transaction value.

The full text of this fairness opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the reviews undertaken, is attached as Annex B to this document. We encourage you to read this opinion in its entirety.

What Will Happen to Sky Financial and Prospect Bancshares at the Time of the Merger? (see page [•])

At the time of the merger, Prospect Bancshares will merge with and into Sky Financial, with Sky Financial surviving the merger. We anticipate that, within 30 days of the merger, Prospect Bank, a wholly-owned subsidiary of Prospect Bancshares, will merge with Sky Bank, Sky Financial’s commercial banking affiliate.

Ownership of Sky Financial Following the Merger

As a result of the merger, we estimate that Prospect Bancshares shareholders will own approximately 1% of the outstanding Sky Financial common shares.

Board of Directors and Management of Sky Financial Following the Merger (see page [•])

We expect that the current Sky Financial Board of Directors and management will remain in place.

Interests of Prospect Bancshares’ Executive Officers and Directors in the Merger (see page [•])

In considering the recommendation of the Prospect Bancshares Board to vote in favor of the adoption of the merger agreement and the approval of the merger, you should be aware that four executive officers of Prospect Bancshares and Prospect Bank (three of whom are also directors of Prospect Bancshares) have entered into amended and restated change in control agreements that provide for change in control payments in connection with the merger. In addition, ten of the directors and some of the officers of Prospect Bancshares own options to purchase Prospect Bancshares common shares that, if unexercised at the time of the merger, will be exchanged for cash, along with all other outstanding Prospect Bancshares stock options, at the time of the merger. Furthermore, certain directors of Prospect Bancshares, or their affiliates, have interests that may be affected by the merger as borrowers from Prospect Bank. The Prospect Bancshares Board was aware of these interests of their executive officers and directors and considered them, among other things, in approving the merger agreement and the related transactions. Please refer to page [•] for more information about these change in control agreements and the conversion of these stock options.

In addition, following the merger, Sky Financial will purchase directors’ and officers’ liability insurance for the directors and officers of Prospect Bancshares for a period of three years after the merger, and Sky Financial will indemnify the directors and officers of Prospect Bancshares for some events occurring before the merger, including some events that are related to the merger agreement.

Conditions to the Merger (see pages [•])

The completion of the merger depends upon satisfying a number of conditions, including the following, some of which may be waived as allowed by law:

•	accuracy of the representations and warranties made in the merger agreement;

•	performance of obligations by Sky Financial and Prospect Bancshares under the merger agreement;

•	adoption of the merger agreement and approval of the merger by Prospect Bancshares shareholders;

•	receipt of required governmental approvals and expiration or termination of all applicable statutory waiting periods relating to the merger;

•	absence of any injunction or other order by any court or other governmental entity that would prohibit or prevent the merger;

•	effectiveness of the registration statement filed with the Securities and Exchange Commission relating to the issuance of Sky Financial common shares in the merger; and

•	receipt of a tax opinion and fairness opinion by Prospect Bancshares.

Termination of the Merger Agreement (see page [•])

We can mutually agree to terminate the merger agreement before we complete the merger.

In addition, either Prospect Bancshares or Sky Financial can terminate the merger agreement under the circumstances described on page [•]. One of the circumstances under which Prospect Bancshares may terminate the merger agreement is if the average closing price of Sky Financial common shares over a specified period of time before the completion of the merger is less than $20.43 per share, and Sky Financial common shares have underperformed an index of selected peer group stocks by more than 20% over the same period, unless Sky Financial offers to issue additional Sky Financial common shares to compensate for the lower share value. Details about this termination provision are described on page [•].

Termination Fee (see page [•])

Prospect Bancshares will pay to Sky Financial a termination fee of $1,300,000 (approximately 3% of the aggregate transaction value based on Sky Financial’s stock price as of September 15, 2004) if the merger agreement is terminated upon the occurrence of specified events. Generally, Prospect Bancshares would have to pay the termination fee if:

•	the merger agreement is terminated either (a) by Sky Financial or Prospect Bancshares because the Prospect Bancshares shareholders fail to adopt the merger agreement, (b) by Sky Financial because of a breach by Prospect Bancshares of one or more of the covenants or agreements contained in the merger agreement that individually or together would have a material adverse effect on Prospect Bancshares or its ability to consummate the merger, or (c) by Sky Financial because the Prospect Bancshares Board fails to take action to convene the special meeting or because the Prospect Bancshares Board has failed to recommend the adoption of the merger agreement to the Prospect Bancshares shareholders and prior to such termination an acquisition proposal with respect to Prospect is publicly announced, publicly proposed or commenced with a party other than Sky Financial and within 18 months of terminating the merger agreement pursuant to item (a), (b) or (c) above, Prospect Bancshares enters into an acquisition agreement with a party other than Sky Financial providing for a merger, reorganization, business combination or similar transaction; or

•	the merger agreement is terminated by Prospect Bancshares because the Prospect Board elects to enter into a definitive written agreement with a third party concerning a transaction that the Prospect Board determines to be a superior acquisition proposal.

Regulatory Matters (see page [•])

Sky Financial has filed the required applications with the Federal Reserve System and the Ohio Division of Financial Institutions to obtain approval for the merger and the subsidiary bank merger. Prior to completing the merger, all waiting periods imposed by any governmental entity must have expired.

Accounting Treatment (see page [•])

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America.

Vote Required (see pages [•])

The affirmative vote of the holders of a majority of the issued and outstanding Prospect Bancshares common shares entitled to vote at the Prospect Bancshares special meeting is required to approve and adopt the merger agreement. A majority of the issued and outstanding Prospect Bancshares common shares must be present at the meeting in person or by proxy for the vote approving the merger to be valid.

As of [October             ,] 2004, directors and executive officers of Prospect Bancshares and their respective affiliates beneficially owned an aggregate of              Prospect Bancshares common shares, including unexercised stock options, amounting to             % of the issued and outstanding Prospect Bancshares common shares on that date (adjusted to account for the effect of the unexercised stock options). On September 15, 2004, four Prospect Bancshares shareholders executed voting agreements with Sky Financial to vote their shares in favor of the merger. These shareholders agreed to vote all of their Prospect Bancshares common shares, which represented 350,697 Prospect Bancshares shares, excluding options, on the date of execution of the voting agreements, or approximately 28.6%, of the issued and outstanding Prospect Bancshares common shares on that date, as follows:

•	in favor of the merger and the merger agreement; and

•

against any proposal for any recapitalization, merger, sale of assets or other business combination between Prospect Bancshares and any person or entity other than Sky Financial, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Prospect Bancshares under the merger agreement, or that would result in any of the conditions to the obligations of Prospect Bancshares under the merger agreement not being fulfilled.

The voting agreements and obligations of the signatories under the voting agreements terminate contemporaneously with the completion of the merger or the termination of the merger agreement. See “The Prospect Bancshares Special Meeting of Shareholders—Voting Agreements” beginning on page [•]. The form of voting agreement entered into by Sky Financial and the individual Prospect Bancshares shareholders is attached to this document as Annex C.

Listing of Sky Financial Common Shares (see page [•])

Sky Financial will list the Sky Financial common shares to be issued in the merger on the Nasdaq National Market System under the trading symbol “SKYF.”

Comparison of Certain Rights of Shareholders (see pages [•])

The rights of holders of Sky Financial common shares are currently governed by Ohio law and Sky Financial’s articles of incorporation and code of regulations. The rights of holders of Prospect Bancshares common shares also are governed by Ohio law and by Prospect Bancshares’ articles of incorporation and code of regulations. When the merger is completed, holders of Prospect Bancshares common shares will become holders of Sky Financial common shares.

See pages [•] through [•] to learn more about the similarities and material differences between the rights of holders of Sky Financial common shares and the rights of holders of Prospect Bancshares common shares.

The Companies

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

Sky Financial is a diversified financial services holding company headquartered in Bowling Green, Ohio. Sky Financial’s commercial banking affiliate is Sky Bank, which maintains its principal place of business in Salineville, Ohio.

At September 30, 2004, Sky Financial had total consolidated assets of approximately $[                                ] billion and total shareholders’ equity of approximately $[                                ] million. For the year ended December 31, 2003, Sky Financial’s return on average total assets was [            ]% and its return on average common shareholders’ equity was [            ]%.

On July 1, 2004, Sky Financial acquired Second Bancorp Incorporated (Second Bancorp), a $2.1 billion bank holding company headquartered in Warren, Ohio, and its wholly-owned subsidiary, The Second National Bank of Warren, by acquiring all of the outstanding capital stock of Second Bancorp for an aggregate purchase price of approximately $314 million.

Sky Financial common shares are traded on the Nasdaq National Market System under the trading symbol “SKYF.”

Prospect Bancshares, Inc.

6851 N. High Street

Worthington, Ohio 43085

(614) 545-4202

Prospect Bancshares is a one-bank holding company headquartered in Worthington, Ohio. Prospect Bancshares’ state savings bank affiliate is Prospect Bank, which maintains its principal place of business in Columbus, Ohio.

At September 30, 2004, Prospect Bancshares had total consolidated assets of approximately $[            ] million and total shareholders’ equity of approximately $[            ] million. For the year ended December 31, 2003, Prospect Bancshares’ return on average assets was 0.95% and its return on average equity was 10.7%.

Prospect Bancshares common shares are not publicly traded on an exchange.

Our Reasons for the Merger

The Prospect Bancshares Board has concluded that the merger is fair to and in the best interests of the Prospect Bancshares shareholders primarily because the merger will enhance shareholder value. Following a strategic planning process and an investigation of strategic alternatives, the Prospect Bancshares Board recognized that the merger of Prospect Bancshares with and into Sky Financial would provide greater value to shareholders than the future shareholder value projected for Prospect Bancshares as an independent entity. In such process and investigation, the Prospect Bancshares Board focused on Prospect Bancshares’ future as a relatively small bank holding company in an increasingly competitive environment. The Prospect Bancshares

Board concluded that the merger with Sky Financial provided a better opportunity for Prospect Bancshares to meet competition, to serve customers in its communities and to enhance shareholder value.

Sky Financial believes the merger will benefit its shareholders because the merger will enable Sky Financial to expand its presence in the markets currently served by Prospect, strengthen the competitive position of the combined organization, generate cost savings and will enhance other opportunities for Sky Financial. The combined organization will be able to serve its customers through 285 financial centers serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia.

To review our reasons for the merger in detail, as well as how we came to agree on the merger, see pages [•] through [•].]

Recommendation of the Prospect Bancshares Board

The Prospect Bancshares Board believes that the merger is in your best interests and recommends that you vote for the proposal to adopt the merger agreement and to approve the merger.

Special Meeting

The Prospect Bancshares Special Meeting of Shareholders (see pages [•])

If you are a Prospect Bancshares shareholder, you are entitled to vote at the special meeting if you owned Prospect Bancshares common shares as of the close of business on                                 , 2004. As of                                 , 2004, a total of                                  votes were eligible to be cast at the Prospect Bancshares special meeting. At the special meeting, the shareholders will consider and vote upon a proposal to adopt the merger agreement and to approve the merger. The special meeting will be held at              a.m., local time, on [November         ], 2004, at the offices of Vorys, Sater, Seymour and Pease LLP, 52 East Gay Street, Columbus, Ohio.

The affirmative vote of the holders of a majority of the issued and outstanding Prospect Bancshares common shares entitled to vote at the special meeting is required to approve and adopt the merger agreement. The holders of approximately 28.6% of Prospect Bancshares’ outstanding common shares as of September 15, 2004, have previously agreed with Sky Financial to vote their respective shares in favor of the merger and the adoption of the merger agreement. See “The Special Meeting of Shareholders—Voting Agreements” on page [•].

Comparative Market Value Data

Sky Financial common shares began trading on the Nasdaq National Market System under the trading symbol “CICS” as of June 1, 1993, when Sky Financial was known as Citizens Bancshares, Inc. On October 2, 1998, in connection with the merger of Citizens Bancshares, Inc. and Mid Am, Inc. and pursuant to a name change from Citizens Bancshares, Inc. to Sky Financial Group, Inc., the Nasdaq National Market System trading symbol for Sky Financial common shares was changed to “SKYF.”

Prospect Bancshares common shares have not been traded on an exchange since Prospect Bancshares completed its private placements of common shares. There is no established trading market for Prospect Bancshares common shares.

The information presented in the following table reflects the last reported sale prices for Sky Financial on September 15, 2004, the last full trading day prior to our public announcement of the merger and on                                 , 2004, the last practicable trading day for which information was available prior to the date of this document. No assurance can be given as to what the market price of Sky Financial common shares will be if and when the merger is consummated. We have calculated the equivalent per share basis by multiplying the last reported sale price of Sky Financial common shares on the dates indicated by the share exchange ratio of 1.425.

Sky Financial Group, Inc. and Prospect Bancshares Incorporated

Comparative Market Value

	Sky Financial		Prospect Bancshares Equivalent Per Share Basis
September 15, 2004		$25.48		$36.31
, 2004	$	[•]	$	[•]

Selected Financial Data of Sky Financial (Historical)

The following table sets forth selected consolidated historical financial data of Sky Financial and has been derived from its consolidated financial statements. The information is only a summary, and you should read it together with Sky Financial’s consolidated historical financial statements and related notes contained in the annual reports and other information that Sky Financial has filed with the Securities and Exchange Commission. See “Incorporation by Reference” on page [•] and “Where You Can Find More Information” on pages [•].

	For the Year Ended December 31,					For the six months ended June 30,
	1999	2000	2001	2002	2003	2004	2003
	(In thousands, except per share and ratio data)
Income Statement Data:
Interest income	$572,558	624,924	619,873	576,397	$594,063	$297,048	$291,948
Interest expense	269,897	322,219	302,988	235,162	202,820	92,558	104,557

Net interest income	302,661	302,705	316,885	341,235	391,243	204,490	187,391
Provision for credit losses	20,712	17,794	27,384	37,659	34,125	17,685	15,825

Net interest income after provision for credit losses	281,949	284,911	289,501	303,576	357,118	186,805	171,566
Non-interest income	105,230	112,841	124,388	147,984	178,898	93,018	86,869
Non-interest expense	287,299	219,462	221,523	253,700	307,186	160,801	148,692

Income from continuing operations before income taxes	99,880	178,290	192,366	197,860	228,830	119,022	109,743
Income taxes	31,725	57,357	63,714	65,712	76,150	38,869	37,088

Income from continuing operations	68,155	120,933	128,652	132,148	152,680	80,153	72,655

Income (loss) from discontinued operations (net of tax)	3,027	(6,560)	(7,989)	(4,341)	3,937	18,725	924

Net income	$71,182	$114,373	$120,663	$127,807	$156,617	$98,878	$73,579

Net income available to common shareholders	$71,182	$114,373	$120,663	$127,807	$156,617	$98,878	$73,579

Per Share Data (A):
Basic income from continuing operations	.79	1.43	1.56	1.58	1.70	.86	.83
Basic income (loss) from discontinued operations	.04	(.08)	(.10)	(.05)	.05	.20	.01
Basic net income	.83	1.35	1.46	1.53	1.75	1.06	.84
Diluted income from continuing operations	.79	1.42	1.55	1.57	1.69	.85	.82
Diluted income (loss) from discontinued operations	.03	(.08)	(.10)	(.05)	.04	.20	.01
Diluted net income	.82	1.35	1.45	1.52	1.73	1.05	.83
Cash dividends declared	.70	.72	.74	.77	.81	.42	.40
Book value at period end	6.61	7.31	7.92	9.54	10.80	11.13	10.16
Weighted average shares Outstanding–Basic	85,938	84,604	82,449	83,439	89,630	93,140	88,064
Weighted average shares Outstanding–Diluted	86,774	84,967	83,028	84,096	90,404	94,274	88,632
Balance Sheet Data (period end):
Total assets	8,065,954	8,409,332	9,252,228	11,050,120	12,946,978	12,241,883	12,769,337
Securities available for sale	1,868,839	1,846,517	1,996,843	2,247,181	2,511,369	2,541,687	2,551,690
Loans held for sale	7,257	13,854	85,740	77,458	28,062	15,834	120,271
Loans, net of unearned income	5,477,494	5,910,407	6,182,998	7,347,988	8,644,645	8,794,596	8,457,338
Allowance for credit losses	(86,750)	(92,089)	(92,831)	(106,675)	(124,943)	(125,661)	(123,378)
Deposits	5,760,889	5,894,462	6,545,177	7,617,472	8,515,533	8,782,201	8,708,593
Debt and FHLB advances	963,227	1,040,955	894,103	1,065,254	1,476,564	1,436,707	1,342,210
Total shareholders’ equity	566,331	609,690	648,444	832,433	998,576	1,040,208	915,010
Significant Financial Ratios :
Return on average assets	0.91%	1.41%	1.39%	1.29%	1.29%	1.59%	1.28%
Return on average shareholders’ equity	11.60	19.78	19.11	17.67	17.23	18.99	17.06
Dividend payout ratio	78.98	53.66	50.61	50.43	46.59	39.59	48.21
Net interest margin, fully-taxable equivalent	4.27	4.08	3.96	3.90	3.70	3.69	3.73
Average loans to average deposits	95.09	98.11	100.44	93.53	96.46	98.86	95.19
Average equity to average assets	7.83	7.14	7.26	7.30	7.47	8.38	7.49
Allowance for credit losses to period-end loans	1.58	1.56	1.50	1.45	1.45	1.43	1.46
Allowance for credit losses to total non-performing loans	445.10	429.12	272.20	154.07	151.30	130.56	140.11
Non-performing loans to period-end loans	.36	.36	.55	.94	.96	1.09	1.04
Net charge-offs to average loans	.28	.22	.40	.47	.40	.39	.37

(A)	Per share data has been restated to reflect the ten percent stock dividends declared and paid in 2000 and 1999 and acquisitions accounted for as poolings-of-interest.

Selected Financial Data of Prospect Bancshares (Historical)

The following table sets forth selected consolidated historical data of Prospect Bancshares The information is only a summary, and you should read it together with Prospect Bancshares consolidated historical financial statements and related notes. See “Where You Can Find More Information” on page [•]]

	For the Four Months Ended December 31,	For the Year Ended December 31				For the six months ended June 30
	1999	2000	2001	2002	2003	2004	2003
	(In thousands, except per share and ratio data)
Income Statement Data:
Interest income	234	2,852	5,159	6,898	9,472	5,097	4,334
Interest expense	63	1,554	2,753	2,557	3,501	2,084	1,704

Net interest income	171	1,298	2,406	4,341	5,970	3,013	2,630
Provision for credit losses	74	326	444	580	576	108	268

Net interest income after provision for credit losses	97	972	1,962	3,761	5,394	2,905	2,362
Non-interest income	18	166	492	527	618	399	459
Non-interest expense	311	1,419	1,923	2,683	3,571	2,066	1,707

Income (loss) from continuing operations, before income taxes	(196)	(281)	531	1,605	2,441	1,238	1,114
Income taxes	—	—	(55)	546	876	377	389

Net income (loss)	(196)	(281)	586	1,059	1,565	861	725

Net income (loss) available to common Shareholders
Per Share Data (A):
Basic Net Income (loss)	(0.25)	(0.35)	0.73	0.88	1.28	0.70	0.59
Diluted Net income (loss)	—	—	—	—	—	—	—
Cash dividends declared	—	—	—	—	—	—	—
Book value at period end	9.38	9.02	9.76	11.58	12.65	13.35	11.98
Weighted averages shares outstanding–Basic	800,000	800,000	800,000	1,205,205	1,225,000	1,225,000	1,225,000
Weighted averages shares outstanding–Diluted	—	—	—	—	—	—	—
Balance Sheet Data (period end):
Total assets	17,152	54,264	82,630	139,744	187,227	202,334	166,832
Securities available for sale	—	999	511	5,530	1,534	—	1,534
FHLB Stock	—	91	245	446	540	612	454
Securities held to maturity	—	—	—	—	—	—	—
Loans held for sale	—	158	3,280	1,755	925	239	579
Loans, net of unearned income	7,394	38,046	69,702	124,435	175,959	192,815	149,817
Allowance for credit losses	74	400	835	1,412	1,949	2,057	1,676
Deposits	9,572	46,242	72,699	119,716	148,673	175,722	141,249
Debt and FHLB advances	—	—	—	5,500	15,500	2,000	2,000
Trust preferred securities	—	—	—	—	6,186	6,186	6,186
Total shareholders’ equity	7,501	7,213	7,806	13,961	15,497	16,349	14,671
Significant Ratios:
Return on average assets	-5.01%	-0.78%	0.85%	0.99%	0.95%	0.88%	0.94%
Return on average shareholders’ equity	(7.51)	(3.86)	7.86	8.04	10.70	10.85	10.17
Dividend payout ratio	—	—	—	—	—	—	—
Net interest margin, fully-taxable equivalent	4.91	3.91	3.66	3.97	3.49	3.16	3.53
Average loans to average deposits	99.71	85.28	92.34	99.70	111.23	110.66	102.93
Average equity to average assets	66.75	20.33	10.76	12.32	8.86	8.09	9.22
Allowance for credit losses to period-end loans	1.00	1.04	1.14	1.11	1.10	1.06	1.11
Allowance for credit losses to total non-performing loans	—	—	—	—	369.10	545.67	469.54
Non-performing loans to period-end loans	—	—	—	—	0.30	0.20	0.24
Net charge-offs to average loans	—	—	0.02	—	0.03	—	0.00

(A)	Per share data has been restated to reflect the ten percent stock split that was declared and paid in 2002.

Risk Factors

In addition to other information in this document or incorporated in this document by reference, you should consider carefully the following factors before making a decision on the merger.

Since the market price of Sky Financial common shares varies, Prospect Bancshares shareholders cannot be sure of the market value of the Sky Financial common shares they will receive in the merger.

At the time the merger is completed, each Prospect Bancshares common share will be converted into either: (i) Sky Financial common shares at an exchange rate of 1.425 Sky Financial common shares for each Prospect Bancshares common share owned; (ii) cash in the amount of $35.00 for each Prospect Bancshares common share owned; or (iii) a combination thereof, subject to an election and allocation mechanism described in this document. Except in one limited circumstance, this exchange ratio will not be adjusted in the event of any increase or decrease in the price of the Sky Financial common shares or the Prospect Bancshares common shares. As a result, the value of the Sky Financial common shares received by Prospect Bancshares shareholders in the merger will go up or down with fluctuations in the value of the Sky Financial common shares.

Broad market fluctuations could adversely affect the market price of Sky Financial’s common shares. If the market price of Sky Financial’s common shares decreases, the value of the Sky Financial common shares you would receive in the merger would decrease.

You may receive a form of consideration different from the form of consideration you elect with respect to all or some of the Prospect Bancshares common shares that you own.

The consideration to be received by Prospect Bancshares shareholders in the merger is subject to the requirement that a maximum of 60% of the Prospect Bancshares common shares will be exchanged for Sky Financial common shares and a maximum of 40% will be exchanged for cash. The merger agreement contains proration and allocation procedures, which are described on page [    ], to achieve this result. If the shareholder election process results in an oversubscription of stock or cash, Sky Financial will cause the exchange agent to allocate the consideration paid to Prospect Bancshares shareholders in accordance with these proration and allocation procedures, in which case you may receive a form of consideration different from the form of consideration you elect with respect to all or some of the Prospect Bancshares common shares that you own.

Sky Financial’s dividend may be reduced due to an adverse change in policy or adverse changes in financial condition.

Sky Financial’s earnings and financial condition have allowed for periodic dividend distributions to its shareholders. There can be no assurance that Sky Financial’s dividend policy or size of dividend distribution will continue after the merger.

Sky Financial may not be able to achieve the expected integration and cost savings from its ongoing bank acquisition activities.

Sky Financial has a long history of acquiring financial institutions and expects this acquisition activity to continue in the future. Difficulties may arise in the integration of the business and operations of the financial institutions that agree to merge with and into Sky Financial and its affiliates and, as a result, Sky Financial may not be able to achieve the cost savings and synergies that it expects will result from the merger activities. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of the banking businesses of Sky Financial and the financial institutions, and the conversion of the acquired entity’s core operating systems, data systems and products to those of Sky Financial and the standardization of business practices. Complications or difficulties in the conversion of the core operating systems, data systems and products of these other banks to those of Sky Financial may result in the loss of customers, damage to Sky Financial’s reputation within the financial services industry, operational problems, one-time costs currently not anticipated by Sky Financial and/or reduced cost savings resulting from the merger activities.

Officers and directors of Prospect Bancshares may have interests in the merger that may create potential conflicts of interest due to severance, change of control and other agreements providing for payments to them.

When considering the recommendations of the Prospect Bancshares Board, you should be aware that four executive officers of Prospect Bancshares and Prospect Bank (three of whom are also directors of Prospect Bancshares) have amended and restated change in control agreements that provide for change in control payments in connection with the merger. In addition, ten of the directors of Prospect Bancshares own options to purchase Prospect Bancshares common shares that will be cashed out, along with all other outstanding Prospect Bancshares stock options, at the time of the merger. Further, certain officers and directors of Prospect Bancshares, or their affiliates, have interests that may be affected by the merger, as borrowers from Prospect Bank. These interests may create potential conflicts of interest, and these persons may have conflicts of interest with respect to the merger. Our boards of directors were aware of these possible conflicts of interest of Prospect Bancshares’ directors and officers when they approved the merger. See “The Merger—Interests of Prospect Bancshares’ Executive Officers and Directors in the Merger.”

Sky Financial’s organization documents may have the effect of discouraging a third party from making an acquisition of Sky Financial by means of a tender offer, proxy contest or otherwise.

The amended and restated articles of incorporation and code of regulations, as amended, of Sky Financial contain provisions that could make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Sky Financial Board. See “Comparison of Certain Rights of Shareholders” beginning on page [•].

Additionally, the Sky Financial Board has declared a dividend of one preferred share purchase right for each Sky Financial common share outstanding pursuant to a shareholder rights plan. This right also will be attached to each Sky Financial common share subsequently issued, including the Sky Financial common shares to be issued to Prospect Bancshares shareholders in exchange for the Prospect Bancshares common shares in the merger. If triggered, the shareholder rights plan would cause substantial dilution to a person or group of persons that acquires more than 10% of Sky Financial’s outstanding common shares on terms not approved by the Sky Financial Board. This shareholder rights plan could discourage or make more difficult a merger, tender offer or other similar transaction with Sky Financial. See “Comparison of Certain Rights of Shareholders” beginning on page [•].

Incorporation by Reference

The Securities and Exchange Commission allows Sky Financial to “incorporate by reference” information into this document. This means that Sky Financial can disclose important information to you by referring you to other information it has filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.

Prospect Bancshares is not required to file financial reports and documents with the SEC, and therefore does not similarly incorporate information or reports into this document.

This proxy statement/prospectus incorporates by reference the documents set forth below that Sky Financial previously filed with the Securities and Exchange Commission. These documents contain important information about Sky Financial. You should read this document together with the information incorporated by reference.

Sky Financial SEC Filings (File No. 0-18209)	Period or Date Filed
Annual Report on Form 10-K*	Year ended:	• December 31, 2003
Proxy Statement for 2004 Annual Meeting of Shareholders	Filed on:	• March 4, 2004
Quarterly Reports on Form 10-Q	Quarter ended:	• March 31, 2004 • June 30, 2004
Current Reports on Form 8-K	Filed on:	• July 6, 2004 • September 17, 2004 • September 17, 2004 • September 20, 2004 • September 21, 2004
Registration Statement on Form 8-A** (description of Sky Financial common shares)	Filed on:	• January 23, 1990
Registration Statement on Form 8-A** (description of Sky Financial preferred share purchase rights)	Filed on:	• September 17, 1998

*	Except for Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements included in Form 10-K as Items 7 and 8, respectively, which are superseded by the incorporation by reference above of Registrant’s Current Report on Form 8-K dated July 6, 2004.
**	Filed under the name “Citizens Bancshares, Inc.”

Sky Financial is also incorporating by reference additional documents that it files with the Securities and Exchange Commission between the initial filing of this document and the date of effectiveness of this document and between the date of this document and the date of the Prospect Bancshares special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

This document incorporates by reference important business and financial information that is not included or delivered with it. You can request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling the individual set forth below at the following address or telephone number:

W. Granger Souder, Jr., Esq.
Corporate Secretary
Sky Financial Group, Inc.
221 South Church Street
Bowling Green, Ohio 43402
(419) 327-6300

If you would like to request documents from Sky Financial, please do so by                                 , 2004 to receive the documents before the Prospect Bancshares special meeting.

Sky Financial has supplied all information contained or incorporated by reference in this document relating to Sky Financial, and Prospect Bancshares has supplied all information contained in this document relating to Prospect Bancshares.

Unless the context requires otherwise, references to “we”, “us” or “our” refer collectively to Sky Financial and Prospect Bancshares.

Forward-Looking Statements

We believe this document contains some forward-looking statements with respect to the financial condition, results of operations and business of Sky Financial following the consummation of the merger. These forward-looking statements involve risk and uncertainty. It should be noted that a variety of factors could cause Sky Financial’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

•	competitive pressure in the banking industry increases significantly;

•	the merger may not be consummated because of, among other things, the failure to obtain required shareholder or governmental approvals, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	changes occur in the interest rate environment that reduce margins;

•	changes in legislation occur that adversely impact the banking industry;

•	acts of war or terrorism could result in restricted operations, unplanned downtime and other unanticipated results; and

•	general economic conditions, either nationally or in the area in which the combined company will be doing business, are less favorable than expected.

Further information on other factors that could affect the financial results of Sky Financial after the merger is included in the Securities and Exchange Commission filings incorporated by reference in this document.

Where You Can Find More Information

Sky Financial filed a registration statement on Form S-4 to register the Sky Financial common shares to be issued to Prospect Bancshares shareholders in the merger with the Securities and Exchange Commission. This document is a part of that registration statement and constitutes a prospectus of Sky Financial in addition to being a proxy statement of Prospect Bancshares for the Prospect Bancshares special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information. As allowed by Securities and Exchange Commission rules, this document does not contain all the information contained in the registration statement or in the annexes, exhibits and schedules to the registration statement.

Sky Financial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements and other information with the Securities and Exchange

Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission’s Public Reference Room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its Regional Office located at Citicorp Center, 500 West Michigan Street, Suite 1400, Chicago, Illinois 60661-2511. At no charge to you, you may request copies of Sky Financial’s documents by contacting W. Granger Souder, Jr., Esq., Corporate Secretary, Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402, telephone (419) 327-6300.

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings also are available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, our filings can be inspected at Nasdaq Stock Market, 1735 K Street, Washington, DC 20006. You may also access Sky Financial’s filings on its web site at www.skyfi.com.

Only limited financial information about Prospect Bancshares is provided in this document. You may request a free copy of Prospect Bancshares’ financial statements for the years ended December 31, 2003, 2002 and 2001, by writing to or calling the individual set forth below at the following address or telephone number:

Ann C. Deskins
Corporate Secretary
Prospect Bancshares, Inc.
6851 N. High Street
Worthington, Ohio 43085
(614) 545-4100

If you would like to request documents from Prospect Bancshares, please do so by                                 , 2004 to receive the documents before the Prospect Bancshares special meeting.

You should rely only on the information contained or incorporated by reference in this document to decide how to vote on the merger. We have not authorized anyone to provide you with information that is different from or in addition to what is contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where it is unlawful to offer to exchange or sell or to ask for offers to exchange or buy the securities offered by this document or to ask for proxies, or if you are a person to whom it is unlawful to direct those activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

The Prospect Bancshares Special Meeting of Shareholders

Purpose of the Prospect Bancshares Special Meeting

We are providing this document to Prospect Bancshares shareholders as part of the Prospect Bancshares Board’s solicitation of proxies for the special meeting of Prospect Bancshares shareholders to be held on [November         ], 2004 at              a.m., local time, at the offices of Vorys, Sater, Seymour and Pease LLP, 52 East Gay Street, Columbus, Ohio, including any adjournments or reschedulings of that special meeting. This document and the accompanying proxy card are first being mailed to Prospect Bancshares shareholders on or about [October         , 2004]. At the Prospect Bancshares special meeting, Prospect Bancshares shareholders will be asked to consider and vote upon a proposal to adopt the merger agreement and to approve the merger. The Prospect Bancshares Board is unaware of any other business to be transacted at the Prospect Bancshares special meeting. The Prospect Bancshares Board is soliciting the enclosed proxy.

In addition, Sky Financial is sending this document to Prospect Bancshares shareholders as a prospectus in connection with the issuance of Sky Financial common shares in exchange for Prospect Bancshares common shares in the merger.

The Prospect Bancshares Board has approved the merger agreement and the merger and recommends a vote FOR adoption of the merger agreement and approval of the merger.

Record Date; Voting Rights; Proxies

The Prospect Bancshares Board has fixed the close of business on [            ], 2004 as the record date for determining Prospect Bancshares shareholders entitled to notice of and to vote at the Prospect Bancshares special meeting. Only holders of Prospect Bancshares common shares who are holders at the close of business on the record date will be entitled to notice of and to vote at the Prospect Bancshares special meeting.

As of                                 , 2004, there were              Prospect Bancshares common shares issued and outstanding, each of which entitles the holder thereof to one vote. Prospect Bancshares shareholders may vote either in person or by proxy. Prospect Bancshares common shares held in the treasury of Prospect Bancshares or its subsidiary do not have voting rights.

All Prospect Bancshares common shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If your shares are represented by more than one properly executed proxy, then:

•	the vote cast by the majority of the proxies that attend the special meeting, or if only one proxy attends the special meeting then that one, may exercise all the voting authority at the meeting; and if one or more attend the special meeting and a majority do not agree on any particular issue, each proxy so attending will be entitled to exercise that authority with respect to an equal number of shares; and

•	with respect to exercising any other authority, a majority of the proxies may act for all proxies.

If your proxy card is signed and returned but does not show how you want to vote, your Prospect Bancshares common shares will be voted FOR the adoption of the merger agreement and the approval of the merger.

If you give the proxy we are soliciting, you may revoke it at any time before it is exercised by giving written notice to the Secretary of Prospect Bancshares, by signing and returning a later-dated proxy or by voting in person at the Prospect Bancshares special meeting. You should note that just attending the Prospect Bancshares special meeting without voting in person will not revoke an otherwise valid proxy.

Inspectors of election appointed for the meeting will tabulate votes cast in person or by proxy at the Prospect Bancshares special meeting and will determine whether or not a quorum is present. The inspectors of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to some shares to vote on a particular matter, those shares will be considered as present for purposes of determining whether a quorum exists but not entitled to vote with respect to that matter.

Solicitation of Proxies

Prospect Bancshares will bear its own cost of solicitation of proxies, except that Prospect Bancshares and Sky Financial have agreed that all printing and mailing expenses in connection with this document will be shared equally. In addition to solicitation by mail, directors, officers and employees of Prospect Bancshares may solicit proxies personally or by telephone, facsimile transmission or otherwise. These directors, officers and employees will not be compensated additionally for their solicitation efforts but may be reimbursed for out-of-pocket expenses incurred in connection with these efforts. Prospect Bancshares will reimburse brokerage houses, fiduciaries, nominees and others for their reasonable out-of-pocket expenses incurred in forwarding proxy materials to beneficial owners of shares held in their names.

Prospect Bancshares shareholders should not send certificates representing Prospect Bancshares common shares with their proxy cards. See “The Merger Agreement—Surrender of Certificates” on page [•] for information on how to surrender your stock certificates.

Quorum

To have a quorum at the Prospect Bancshares special meeting, we must have the holders of a majority of the Prospect Bancshares common shares outstanding on the record date entitled to vote present either in person or by properly executed proxy. Prospect Bancshares common shares that are marked “abstain” will be counted as shares present for the purposes of determining the presence of a quorum. If fewer Prospect Bancshares common shares are present in person or by proxy than necessary to constitute a quorum, we expect to adjourn or postpone the Prospect Bancshares special meeting to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Prospect Bancshares special meeting, all proxies obtained before the adjournment or postponement will be voted in the same manner the proxies would have been voted at the original convening of the Prospect Bancshares special meeting, except for any proxies that have been effectively revoked or withdrawn, even if they were effectively voted on the same or any other matter at a previous meeting.

Required Vote

Under Ohio law and Prospect Bancshares’ articles of incorporation and code of regulations, shareholder adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of the issued and outstanding Prospect Bancshares common shares entitled to vote at the Prospect Bancshares special meeting. For any such vote to be valid, a quorum must be present at the Prospect Bancshares special meeting.

As of             , 2004, directors and executive officers of Prospect Bancshares and their respective affiliates beneficially owned an aggregate of              Prospect Bancshares common shares, excluding stock options, amounting to             % as of the record date. On September 15, 2004, four Prospect Bancshares shareholders executed voting agreements with Sky Financial to vote their shares in favor of the merger. A form of the voting agreement is attached to this document as Annex C. Under the terms of these voting agreements, the shareholders agreed to vote all of their Prospect Bancshares common shares in favor of the merger and the approval of the merger agreement. On the date these Prospect Bancshares shareholders executed the voting agreements, they beneficially owned 350,697 Prospect Bancshares common shares, excluding stock options, representing approximately 28.6% of Prospect Bancshares’ outstanding common shares as of September 15, 2004.

A properly executed proxy marked “abstain” will not be voted on the adoption of the merger agreement and the approval of the merger but will count toward determining whether a quorum is present. Brokers who hold Prospect Bancshares common shares in “street name” for the beneficial owners of such shares cannot vote these shares on the adoption of the merger agreement and the approval of the merger without specific instructions from the beneficial owners. Because the adoption of the merger agreement and the approval of the merger requires the affirmative vote of the holders of a majority of the issued and outstanding Prospect Bancshares common shares entitled to vote at the Prospect Bancshares special meeting, an abstention or, if your shares are held in “street name,” your failure to instruct your broker how to vote, will have the same effect as a vote “against” the adoption of the merger agreement and the approval of the merger.

The matters to be considered at the Prospect Bancshares special meeting are of great importance to the shareholders of Prospect Bancshares. Therefore, we urge you to read and consider carefully the information in this document. We also urge you to complete, date, sign and promptly return the enclosed proxy card using the enclosed postage-paid envelope.

Voting Agreements

To induce Sky Financial to enter into the merger agreement and to help ensure that the approval of Prospect Bancshares’ shareholders required in connection with the merger would be obtained, on September 15, 2004, Sky Financial entered into voting agreements with four Prospect Bancshares shareholders. A form of the voting agreement is attached to this document as Annex C.

We encourage you to read the form of the voting agreement and to review the schedule of Prospect Bancshares shareholders who executed voting agreements with Sky Financial. The summary of the voting agreements below is not complete and is qualified in its entirety by reference to the voting agreements attached to and incorporated by reference in this document.

Pursuant to the terms of the voting agreements, these shareholders have agreed to vote all of their Prospect Bancshares common shares:

•	in favor of the merger and the merger agreement, and

•	against any proposal for any recapitalization, merger, sale of assets or other business combination between Prospect Bancshares and any person or entity other than Sky Financial, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Prospect Bancshares under the merger agreement or that would result in any of the conditions to the obligations of Prospect Bancshares under the merger agreement not being fulfilled.

The voting agreements and obligations of each of these shareholders under the voting agreements terminate contemporaneously with the completion of the merger or the termination of the merger agreement. On the date that these Prospect Bancshares shareholders executed the voting agreements, they owned, in the aggregate, 350,697 Prospect Bancshares common shares, excluding options, which represented approximately 28.6% of the issued and outstanding Prospect Bancshares common shares as of September 15, 2004. These shareholders, collectively, owned             % of the issued and outstanding Prospect Bancshares common shares as of the             , 2004 record date.

The Merger

The following summary of the material terms of the merger is not complete and is qualified in its entirety by reference to the merger agreement that is set forth in Annex A attached to and incorporated by reference in this document. We urge all shareholders to read the merger agreement in its entirety.

Background of the Merger; Prospect Bancshares’ Reasons for the Merger; and Recommendation of the Prospect Bancshares Board.

On August 25, 1999, Prospect Bank opened for business as a newly formed state savings bank on Bethel Road in Columbus. Initially capitalized with $8 million in proceeds from a private placement of common shares at $10.00 per share, Prospect grew rapidly. At December 31, 2000, the end of the first full fiscal year of operations, consolidated assets of Prospect equaled approximately $54.3 million. The growth in assets, deposits and income during the next year of operations dramatically exceeded the expectations of the Board of Directors, as a result of which the directors authorized the sale of additional common shares to raise more capital to support further growth. Prospect sold 425,000 additional common shares at $12.00 per share in a 2001 private placement, raising $5.1 million in additional capital.

In 2002, Prospect Bank continued to pursue its profitable growth strategy by opening a Worthington office. At the same time, the directors authorized, and the shareholders approved, the formation of a bank holding company, Prospect Bancshares, Inc., in an effort to reduce Ohio franchise taxes and to increase flexibility in administering the operations of Prospect Bank. In addition, Prospect took advantage of opportunities for expansion by opening retail banking facilities in Westerville in 2003 and Dublin in 2004. Recently, Prospect purchased property in Bexley for the purpose of opening its fifth banking office.

Between August 25, 1999, and June 30, 2004, Prospect grew from $8.0 million to $202.0 million in consolidated assets; increased net income from a deficit to an annualized profit of approximately $1.7 million for the first six months of 2004, a 10.3% return on average equity; opened the bank’s main office, added three branch offices and purchased property for a fourth; and completed a holding company reorganization. Each of the foregoing reflected the primary focus of the Board of Directors on increasing market share and shareholder value.

As Prospect Bank passed the $200 million asset size, however, the Board of Directors began to contemplate the future of Prospect in an increasingly competitive environment in which interest rates were rising from record low levels. While the directors recognized that Prospect could continue to grow and prosper in the difficult environment, they also noted that merger and acquisition activity in the financial institutions industry was on the increase and that profitable banks were receiving very attractive merger proposals from strong bank holding companies. In order to continue their primary focus on shareholder value, the directors generally concluded that they should consider a merger transaction in the event an appropriate opportunity arose.

In the late Spring of 2004, the directors engaged in various conversations with a bank holding company about a possible combination in which Prospect shareholders would receive approximately $30.00 in value for each of their shares. Due to a variety of circumstances, the discussions were terminated before an agreement was negotiated. In view of the $30.00 value placed by the bank holding company on each share of Prospect, however, the process persuaded the Board of Directors that they should continue to ponder the possibility of selling Prospect in their effort to enhance shareholder value.

In June 2004, Mr. Harvey Glick met with the President and CEO of Sky, Mr. Marty Adams, to discuss general business matters, including loan participations, purchases and sales. During the meeting, Mr. Glick and Mr. Adams generally discussed the Columbus market and casually considered the possibility of a combination of their companies. Mr. Glick made clear, however, that the Prospect directors had not authorized the pursuit of any transaction and that, if authorized, Prospect would probably solicit indications of interest from more than one company.

In July and August 2004, Mr. Glick met with representatives of Friedman, Billings Ramsey & Co., Inc. (“FBR”) to discuss the bank merger and acquisition environment, as well as a preliminary assessment of the value which certain prospective acquirors could potentially pay for a company such as Prospect. After sharing the FBR information with the Executive Committee and other directors, Mr. Glick asked FBR to provide an engagement letter for the retention of FBR as financial advisor. FBR was selected because of its expertise and level of experience in bank merger transactions.

After engaging FBR, Mr. Glick informed Mr. Adams that FBR had been retained by the directors to investigate the possible sale of Prospect. Mr. Adams advised Mr. Glick that Sky would be interested in receiving financial information on Prospect.

During August 2004, Mr. Glick furnished certain information on Prospect to Sky. On August 25, 2004, Mr. Adams expressed a verbal, non-binding indication of interest for Prospect. The aggregate value of Sky’s indication of interest ranged between $40.4 million and $42.9 million, or between approximately $31.00 and $32.80 per diluted share. Sky said that its indication of interest was subject to due diligence and that shareholders of Prospect could elect to receive cash or stock or a combination of both.

After preliminarily considering the indication of interest and consulting with FBR and Prospect’s Executive Committee, Mr. Glick indicated that he did not believe that the top of Sky’s range reflected Prospect’s full value. After reviewing additional information on Prospect, including information regarding loan participations which could be repurchased by Prospect at attractive yields, Mr. Adams indicated that Sky would be willing to pay $35.00 per share if a merger agreement could be negotiated, signed and publicly announced in a very short period of time. The Board of Directors met on September 1, 2004, with FBR to consider the Sky indication of interest. FBR presented a preliminary analysis of the $35.00 per share value of the Sky proposal. In addition, FBR preliminarily reviewed certain financial and stock market data concerning Sky. Based on the FBR preliminary analyses and the directors’ continued effort to increase shareholder value, the Board concluded that the Sky proposal should be considered.

The directors wondered, however, whether an invitation to other bank holding companies to make merger proposals for Prospect might result in one or more offers at a value greater than $35.00 per share. The directors discussed the time requirements for a process involving the confidential solicitation of other proposals and the fact that Sky specifically conditioned its proposal on the rapid execution of the transaction. The directors discussed the continuing acceleration of the pace of bank merger activity in Ohio in 2004 and considered the possibility that Sky might withdraw its indication of interest if it were a successful bidder on another transaction.

As they deliberated, the directors asked whether they should risk the possible loss of the $35.00 Sky proposal in an effort to perhaps obtain a small amount of additional value by taking the time to solicit possible interest from others. The directors reviewed with FBR the financial characteristics and quality of other possible acquirors. The directors concluded that, even if a similar value could be obtained from another prospective acquiror, the financial performance and stock valuation measures of any such acquiror would not necessarily be as attractive as those of Sky. The directors also recalled their view in the Spring of 2004 that the $30.00 value of the abandoned proposal from the other bank holding company was very attractive; that the preliminary FBR analysis of the Sky proposal demonstrated that the $35.00 value (as a multiple of book value and last twelve months earnings) was in the top tier of comparable merger transactions; that the performance of Sky as a bank holding company was superior; and that there could be no assurance that a request for other proposals would result in any offers equal to or greater than the $35.00 value. After a lengthy discussion of the issue, the directors decided that Sky should be invited in to conduct a due diligence review of Prospect and that Prospect should proceed with the negotiation of a merger agreement with Sky.

During negotiations, Sky agreed to the $35.00 value and an exchange ratio of 1.425 shares of Sky stock for each Prospect share. Following Sky’s due diligence investigation of Prospect, Sky affirmed the price and the exchange ratio which had been agreed upon. Subsequently, the directors each received from Sky’s counsel a draft of a definitive agreement and related documents. At a meeting on September 9, 2004, the directors reviewed in detail the terms and conditions of the draft with Prospect’s counsel. Among the terms and conditions discussed were the 60% stock, 40% cash split in the Sky consideration, the covenants of each of Sky and Prospect, the termination conditions, including the break up fee, and related matters. Upon the conclusion of the meeting, the directors instructed management to continue negotiations with Sky.

Between September 9 and September 15, 2004, Prospect and Sky worked through final issues and completed the draft of the merger agreement. On September 15, 2004, the Board of Directors convened to consider the merger agreement and the transaction. In addition, the officers of Prospect and FBR reported on the results of their joint due diligence visit to Bowling Green. Following a discussion of the agreement, FBR presented an analysis of the merger consideration, upon the conclusion of which FBR gave the directors its opinion that the merger consideration was fair to Prospect shareholders as of such date from a financial point of view. The directors then concluded that the terms and conditions of the merger agreement were fair to, and in the best interests of Prospect shareholders, and authorized the execution of the agreement by Prospect.

The Prospect Bancshares Board’s decision was based on a variety of matters, including:

1.	its evaluation of the value to be received by Prospect Bancshares shareholders in the merger as compared to the shareholder value projected for Prospect Bancshares as an independent entity in an increasingly competitive environment;

2.	the lack of liquidity and lack of a dividend for Prospect Bancshares common shares, compared with far greater liquidity and pro forma dividend income which could be realized holding Sky Financial common shares, for those shareholders who elected to do so;

3.	the attractive multiples of earnings and book value which Sky Financial was willing to pay because of the strength of Prospect Bancshares’ organization and the growth potential in the Columbus market;

4.	the cash and stock election provision of the agreement, which would enable many Prospect Bancshares shareholders to carry over their tax basis in the event that they received Sky Financial common shares in the transaction; and

5.	FBR’s opinion that the merger consideration was fair from a financial point of view, as of such date.

The foregoing discussion of the information and factors considered by the Prospect Board is not intended to be exhaustive, but constitutes the material factors considered by the Prospect Board. In reaching its determination to approve and recommend the merger agreement, the Prospect Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently. The terms of the merger agreement were the product of arms’ length negotiations between representatives of Prospect and Sky.

The Prospect Bancshares Board recommends that the merger agreement be adopted and approved by all Prospect Bancshares shareholders.

Fairness Opinion of Friedman, Billings, Ramsey & Co., Inc.

General

Prospect retained FBR to act as its financial advisor in connection with a possible merger and related matters. As part of its engagement, FBR agreed, if requested by Prospect, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Prospect common shares, of the merger consideration as set forth in a definitive merger agreement.

FBR is a nationally recognized specialist in the financial services industry, and has extensive experience in advising banks and thrifts. FBR is regularly engaged in evaluations of financial institutions and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital. Prospect selected FBR as its financial advisor based upon FBR’s qualifications, expertise and reputation in such capacity.

On September 15, 2004, FBR delivered its oral opinion that the merger consideration pursuant to the merger agreement was fair to Prospect shareholders, from a financial point of view, as of the date of such opinion. FBR also delivered to the Prospect Board of Directors a written fairness opinion dated as of September 15, 2004, confirming and updating its oral opinion. FBR further updated its September 15, 2004 opinion as of the date of this proxy statement/prospectus.

No limitations were imposed by Prospect on FBR with respect to the investigations made or the procedures followed in rendering the opinion. FBR was not requested to make, and did not make, any recommendation concerning the form or amount of the consideration to be paid to the Prospect stockholders, which was determined through arm’s length negotiations between the parties. FBR was not requested to opine as to, and its opinion does not address, Prospect’s underlying business decision to proceed with or effect the merger, the legal, regulatory, tax or accounting consequences of the merger, or any other reasons, legal, business or otherwise, that may support the decision of the Prospect Board of Directors to approve or consummate the merger.

The full text of FBR’s written opinion to the Prospect Board of Directors, dated as of the date of this proxy statement/prospectus, is attached in its entirety as Annex B. The written opinion sets forth the assumptions made, matters considered and extent of review by FBR. It should be read carefully and in its entirety in conjunctions with this document. The following summary of FBR’s opinion is qualified in its entirety by reference to the full text of the written opinion. FBR’s written opinion is addressed to the Prospect Board of Directors and does not constitute a recommendation to any shareholder of Prospect as to how such shareholder should vote at the Prospect special meeting described in this document.

FBR, in connection with rendering its opinion:

•	reviewed Prospect’s Annual Report to Shareholders and for each of the years ended December 31, 2003. December 31, 2002 and December 31, 2001, including the audited consolidated financial statements contained therein, and Prospect’s Quarterly FDIC Call Report for each of the quarters ended June 30, 2004 and March 31, 2004;

•	reviewed Sky Financial’s Annual Report to Shareholders and Annual Report on Form 10-K for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001, including the audited consolidated financial statements contained therein, and Sky Financial’s Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2004 and June 30, 2004;

•	reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Prospect and Sky Financial provided to FBR or that was publicly available;

•	participated in meetings and telephone conferences with members of senior management of Prospect and Sky Financial concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters FBR believed relevant to its inquiry;

•	reviewed certain stock market information for Prospect common stock and Sky Financial common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

•	compared the results of operations and financial condition of Prospect and Sky Financial with that of certain companies that FBR deemed to be relevant for purposes of its opinion;

•	reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be relevant for purposes of its opinion;

•	reviewed the merger agreement and certain related documents; and

•	performed such other reviews and analyses as FBR deemed appropriate.

The oral and written opinions provided by FBR to the Prospect Board of Directors were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

In connection with its review and arriving at its opinion, FBR relied upon the accuracy and completeness of the financial information and other pertinent information provided by Prospect and Sky Financial to FBR for purposes of rendering its opinion. FBR did not assume any obligation to verify independently any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Prospect and Sky Financial with the input of the respective management teams, as well as projections of cost savings, revenue enhancements and operating synergies, FBR assumed that these materials had been reasonably prepared in good faith on bases reflecting the best available estimates and judgments of Prospect and Sky Financial as to the future performance of the separate and combined entities and that such projections provided a reasonable basis upon which FBR could formulate its opinion. Neither Prospect nor Sky Financial publicly discloses such internal management projections of the type utilized by FBR in connection with FBR’s role as financial advisor to Prospect with respect to the review of the merger. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Prospect and Sky Financial. Accordingly, actual results could vary significantly from those set forth in the respective projections.

FBR does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Prospect and Sky Financial are adequate to cover such losses. In addition, FBR does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Prospect or Sky Financial, nor was FBR provided with such appraisals. Furthermore, FBR assumes that the merger will be consummated in accordance with the terms set forth in the merger agreement, without any waiver of any material terms or conditions by Prospect, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate entity or the combined entity.

In connection with rendering its September 15, 2004 written opinion to the Prospect Board of Directors, FBR performed a variety of financial and comparative analyses, which are briefly summarized below. The following is a summary of the material analyses performed by FBR. FBR believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them.

The preparation of a financial advisor’s opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, FBR also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, FBR drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in FBR’s analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by FBR were assigned a greater significance by FBR than any other in deriving its opinion.

Comparable Company Analysis

FBR reviewed and compared actual stock market data and actual and estimated selected financial information for Prospect with corresponding information for 12 publicly traded banks with assets between $100 million and $300 million and core return on average assets ratio between 0.75% and 1.25% (the “Prospect Peer Group”). The following is the Prospect Peer Group:

	Ticker	Bank Name	City, State
1.	FWV	First West Virginia Bancorp, Inc.	Wheeling, WV
2.	BSXT	BOE Financial Services of VA	Tappahannock, VA
3.	FCCO	First Community Corporation	Lexington, SC
4.	CBN	Cornerstone Bancorp, Inc.	Stamford, CT
5.	WBNK	Waccamaw Bankshares, Inc.	Whiteville, NC
6.	SHBK	Shore Financial Corporation	Onley, VA
7.	PLE	Pinnacle Bancshares, Inc.	Jasper, AL
8.	BKSC	Bank of South Carolina Corporation	Charleston, SC
9.	SOMH	Somerset Hills Bancorp	Bernardsville, NJ
10.	BKWW	Bank of Wilmington	Wilmington, NC
11.	OPHC	OptimumBank Holdings, Inc.	Plantation, FL
12.	BOMK	Bank of McKenney	McKenney, VA

The following table represents a summary analysis of the Prospect Peer Group based on market prices as of September 13, 2004 and the latest publicly available financial data as of or for the twelve months ended June 30, 2004 (note that there is not an actively-traded market for Prospect’s stock):

	Peer Group
	Mean	Median	Prospect
Tangible equity to tangible assets ratio	9.5%	9.4%	8.1%
Efficiency ratio	65.5%	66.2%	53.5%
Core return on average assets	0.96%	1.02%	0.92%
Core return on average equity	9.64%	9.94%	10.96%
Price to last twelve months core earnings	17.7x	16.2x	NA
Price to book value	138.5%	134.3%	NA
Price to tangible book value	151.6%	149.1%	NA
Dividend yield	2.2%	2.4%	0.0%

FBR reviewed and compared actual stock market data and actual and estimated selected financial information for Sky Financial with corresponding information for 9 publicly traded banks headquartered in the Midwest with assets between $5.0 billion and $40.0 billion and a core return on average assets between 1.00% and 2.00% (the “Sky Financial Peer Group”). The following is the Sky Financial Peer Group:

	Ticker	Bank Name	City, State
1.	MI	Marshal & Ilsley Corporation	Milwaukee, WI
2.	HBAN	Huntington Bancshares Incorporated	Columbus, OH
3.	ASBC	Associated Banc-Corp	Green Bay, WI
4.	CBSH	Commerce Bancshares, Inc.	Kansas City, MO
5.	TCB	TCF Financial Corporation	Wayzata, MN
6.	FMBI	First Midwest Bancorp	Itasca, IL
7.	RBNC	Republic Bancorp Inc.	Owosso, MI
8.	IFC	Irwin Financial Corporation	Columbus, IN
9.	PRK	Park National Corporation	Newark, OH

The following table represents a summary analysis of the Sky Financial Peer Group based on market prices as of September 13, 2004 and the latest publicly available financial data as of or for the twelve months ended June 30, 2004:

	Peer Group
	Mean	Median	Sky Financial
Tangible equity to tangible assets ratio	7.5%	7.0%	6.6%
Efficiency ratio	56.8%	58.0%	52.4%
Core return on average assets	1.54%	1.56%	1.25%
Core return on average equity	17.71%	16.92%	15.85%
Price to last twelve months core earnings	16.4x	16.3x	14.9x
Price to book value	283.0%	259.4%	229.5%
Price to tangible book value	330.8%	307.2%	300.8%
Dividend yield	2.4%	2.5%	3.3%

Comparable Transaction Analysis

FBR reviewed and compared actual information for groups of comparable pending (as of September 13, 2004) and completed transactions (since December 31, 2003) it deemed pertinent to an analysis of the merger. The implied acquisition price was compared to the median ratios of (i) price to last twelve months earnings, (ii) price to book value, (iii) price to tangible book value and (iv) core deposit premium, for each of the following five pending and recently completed transaction comparable groups:

•	all bank acquisitions with the selling bank headquartered in Ohio and contiguous states (“Comparable Regional Deals”);

•	all bank acquisitions with the target bank having assets between $150 million and $250 million (“Comparable Asset Size”);

•	all bank acquisitions with the target bank having an equity to assets ratio between 7.75% and 8.50% (“Comparable Capitalization”);

•	all bank acquisitions with the target bank having a return on average assets between 0.85% and 1.15% (“Comparable Profitability”); and

•	all bank acquisitions with the target bank having a nonperforming assets to assets ratio of between 0.10% and 0.30% (“Comparable Asset Quality”).

FBR calculated an implied valuation for Prospect by applying the median price to book value, price to tangible book value, price to earnings and core deposit premium for each of the groups of comparable transactions described above to Prospect’s current book value, tangible book value, earnings, and core deposits. FBR concluded that this analysis implied a valuation range of $35.9 million to $43.9 million for Prospect as compared to the $46.9 million indicated value of the Sky Financial proposal under the merger agreement.

Contribution Analysis

FBR analyzed the contribution of Sky Financial and Prospect to the resulting combined company relative to the approximate ownership of the resulting combined company, assuming 100% stock consideration. This analysis indicated that Prospect shareholders would hold approximately 1.7% of the pro forma equity of the combined company. Prospect’s approximate contributions are listed below by category:

Prospect
Loans	1.87%
Deposits	1.72%
Equity	1.22%
Tangible equity	1.78%
Last twelve month core earnings	1.06%
2005 estimated earnings	1.16%
2005 estimated earnings, including cost saves	1.38%

Accretion/Dilution Analysis

On the basis of financial projections and estimates of ongoing cost savings accruing to the resulting combined company provided to FBR by management of Prospect and Sky Financial, as well as estimated one-time costs related to the merger, FBR compared per share equivalent earnings, cash dividends, book value and tangible book value of the resulting combined company to the stand-alone projections for Prospect and Sky Financial. No assumptions were made regarding revenue enhancements following the completion of the transaction and no assumptions were made regarding mark-to-market purchase accounting adjustments.

The accretion/dilution analysis demonstrated, among other things, that the merger would result in:

•	An estimated 39.0% accretion to earnings per share for Prospect shareholders in 2005 who own shares of Sky Financial after closing; and an estimated 0.02% accretion to earnings per share for Sky Financial shareholders in 2005, assuming full realization of estimated cost savings in 2005;

•	an estimated increase in annual dividend of $1.40 per share for Prospect shareholders who own shares of Sky Financial after closing, assuming Sky Financial maintained its current dividend policy; and no change in cash dividends for Sky Financial shareholders; and

•	an estimated 26.8% accretion to book value and 9.4% dilution to tangible book value for Prospect shareholders who own shares of Sky Financial after closing; and an estimated 5.0% accretion and 4.4% accretion to book value and tangible book value per share, respectively, for Sky Financial shareholders.

Discounted Cash Flow Analysis

FBR performed a discounted cash flow analysis with regard to Prospect in an acquisition scenario. This analysis utilized a range of discount rates of 10.0% to 16.0% and a range of terminal earnings multiples of 11.0x to 14.0x. The analysis resulted in a range of present values of $34.8 million to $54.5 million (or $26.80 to $41.43 per share) for Prospect as compared to the $46.9 million (or $35.80 per share) indicated value of the Sky Financial proposal pursuant to the merger agreement. As indicated above, this analysis was based on Prospect’s and Sky Financial’s senior management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities currently trade or will trade at any time in the future. FBR included the discounted cash flow analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon numerous assumptions that must be made, including earnings growth rates, discount rates, and terminal values.

Other Analyses

FBR also reviewed certain other information including pro forma estimated balance sheet composition, pro forma financial performance and pro forma deposit market share.

No company used as a comparison in the above analyses is identical to Prospect, Sky Financial or the combined resulting company, and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Prospect, Sky Financial and the combined resulting company are being compared.

In connection with the delivery of its written opinion dated as of the date of this proxy statement/prospectus, FBR performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions which such analyses described above were based and the factors considered in connection therewith. FBR did not perform any analyses in addition to those described above in updating the written opinion.

For its financial advisory services provided to Prospect, FBR has been paid a fee of $120,000 as of the date of this document and will be paid an additional fee at the time of closing of the merger such that the total fees paid to FBR will equal 1.25% of the aggregate transaction value. In addition, Prospect has agreed to reimburse FBR for all reasonable out-of-pocket expenses incurred by it on Prospect’s behalf, as well as to indemnify FBR against certain liabilities, including any such liabilities which may arise under the federal securities laws.

FBR is a member of the National Association of Securities Dealers and in the conduct of its broker-dealer activities may from time to time purchase securities from, and sell securities to, Prospect and/or Sky Financial. FBR may also have purchased and sold the securities of both Prospect and Sky Financial for FBR’s own account and for the accounts of its customers. FBR has in the past sought and may in the future seek to provide investment banking services for Sky Financial.

Board of Directors and Management of Sky Financial Following the Merger

We expect that the current Sky Financial management and Board of Directors will remain in place.

Interests of Prospect Bancshares’ Executive Officers and Directors in the Merger

Change in Control and Employment Agreements

Change in Control Agreements.    Four executive officers of Prospect Bancshares and Prospect Bank, Harvey L. Glick, Page M. Vornbrock, William G. Huddle and Ann C. Deskins, had change in control agreements with Prospect Bancshares pursuant to which they were entitled to receive severance if their employment was terminated or changed in certain ways in connection with a change in control of Prospect Bancshares or Prospect Bank. In connection with the merger with Sky Financial, these executive officers have entered into amended and restated change in control agreements pursuant to which they are entitled to receive lump sum payments in connection with a change in control of Prospect Bancshares or Prospect Bank. As a result of the merger with Sky Financial, Harvey Glick will receive a lump sum payment of approximately $________ under the terms of his amended and restated change in control agreement, which amount is equal to the sum of 300% of his “base amount,” as defined in Section 280G of the Code, minus $10,000. Page M. Vornbrock, William G. Huddle and Ann C. Deskins will receive lump sum payments of approximately $_______, $________ and $_________, respectively, under the terms of their amended and restated change in control agreements, which amounts are equal to 200% of their respective W-2 compensation for any period within the “base period,” as defined in the regulations issued under Section 280G of the Code, minus $10,000.

Noncompetition, Nonsolicitation and Confidentiality Agreements.    In connection with the merger, each of Harvey L. Glick, Page M. Vornbrock and William G. Huddle received $15,000 for entering into a noncompetition, nonsolicitation and confidentiality agreement pursuant to which each of them has agreed not to

(a) engage or invest in any business that conducts business within the 75 mile radius of the outer limits of Columbus and competes with Prospect Bancshares or any of its affiliates, including Sky Bank, or (b) solicit any employee or customer or interfere with any supplier relationship of Prospect Bancshares or any of its affiliates, including Sky Bank, in each case while the executive officer is employed by Prospect Bancshares or any of its affiliates, and for a period of three years (for Mr. Glick) or two years (for Mr. Vornbrock and Mr. Huddle) after termination of such employment. Ann C. Deskins also received $15,000 for entering into a noncompetition, nonsolicitation and confidential agreement pursuant to which she has agreed not to solicit any employee or customer or interfere with any supplier relationship of Prospect Bancshares or any of its affiliates, including Sky Bank, while she is employed by Prospect Bancshares or any of its affiliates, and for a period of two years after termination of such employment.

Employment Agreements.    Each of Harvey L. Glick, Page M. Vornbrock and William G. Huddle has executed employment agreements with Sky Bank conditioned on the completion of the merger. Mr. Glick’s employment agreement provides that he will be employed following the merger as Senior Vice President of Sky Bank and will receive an annual salary of $100,000 plus incentive compensation and benefits for a term ending on January 1, 2006. Mr. Vornbrock’s employment agreement provides that he will be employed following the merger as Vice President—Commercial Banking and will receive an annual salary of $100,000 plus incentive compensation and benefits for a term ending on January 1, 2006. Mr. Huddle’s employment agreement provides that he will be employed following the merger as Vice President—Commercial Lending and will receive an annual salary of $100,000 plus incentive compensation and benefits for a term ending on January 1, 2006. Employment for these executives is on an “at will” basis thereafter.

Termination of Stock Options

Each Prospect Bancshares option that is outstanding and unexercised at the time of the merger will be terminated in exchange for a cash payment equal to the product of (a) the excess, if any, of (i) the closing price of Sky Financial common shares on the trading day immediately preceding the effective time of the merger multiplied by 1.425 over (ii) the exercise price of the Prospect Bancshares stock options and (b) the number of shares subject to the stock option.

Indemnification

Pursuant to the merger agreement, Sky Financial has agreed that following the closing of the merger, it will indemnify, defend and hold harmless each present and former director, officer and employee of Prospect Bancshares and its subsidiaries against all costs or expenses, including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the closing of the merger, including, without limitation, the transactions contemplated by the merger agreement, to the fullest extent that Prospect Bancshares is permitted to indemnify, and advance expenses to, its directors, officers, and employees under the laws of the State of Ohio, the Prospect Bancshares amended and restated articles of incorporation and its code of regulations as in effect on the date of the merger agreement.

Directors’ and Officers’ Insurance

For a period of three years from the closing of the merger, Sky Financial has agreed to procure directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of Prospect Bancshares or any of its subsidiaries, determined as of the closing of the merger, with respect to claims against such directors and officers arising from facts or events that occurred before the closing of the merger. However, Sky Financial is not required to expend, on an annual basis, more than 125% of the amount expended by Prospect Bancshares to maintain or procure its current directors’ and officers’ liability policy.

Material Federal Income Tax Consequences

General

The obligation of Prospect Bancshares to consummate the merger is conditioned on the receipt by Prospect Bancshares of a legal opinion from Vorys, Sater, Seymour and Pease LLP, counsel to Prospect Bancshares, that the merger will constitute a “reorganization” under Section 368(a) of the Code, and that no gain or loss will be recognized by shareholders of Prospect Bancshares who receive solely Sky Financial common shares in the merger, other than the gain or loss with respect to cash received in lieu of fractional shares. Opinions of counsel are not binding upon the Internal Revenue Service (the “IRS”) or the courts. No rulings have been sought from the IRS in connection with the merger. The opinion of Vorys, Sater, Seymour and Pease LLP will rely on certain assumptions that customarily are made with respect to transactions of this kind. The opinion also will rely on certain factual representations contained in officers’ certificates of Sky Financial and Prospect Bancshares, which representations Vorys, Sater, Seymour and Pease LLP will assume to be true, correct and complete. If such representations are inaccurate, the opinion could be adversely affected.

The following description of anticipated federal income tax consequences of the merger assumes that the merger is consummated in accordance with the terms and provisions of the merger agreement. This description does not address, among other matters, the tax consequences to Prospect Bancshares shareholders who hold their Prospect Bancshares shares other than as a capital asset for federal income tax purposes. The description also does not address the tax consequences that may be relevant to Prospect Bancshares shareholders in light of their particular tax circumstances, such as shareholders who hold Prospect Bancshares common shares as part of a straddle, hedge, conversion or other risk reduction transaction; broker-dealers; shareholders who have a functional currency other than the U.S. dollar; tax-exempt shareholders; foreign persons; insurance companies; financial institutions; or those shareholders who acquired Prospect Bancshares common shares pursuant to the exercise of compensatory stock options or otherwise as compensation. In addition, this description does not address the tax consequences to the holders of options to acquire Prospect Bancshares common shares. Shareholders of Prospect Bancshares with particular tax circumstances or who are subject to special tax treatment are strongly urged to consult with their tax advisors regarding their individual tax consequences. This description is based on the Code, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Furthermore, no foreign, state or local tax consequences of the merger are discussed in this document.

Reorganization Treatment

The merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and Prospect Bancshares and Sky Financial each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

Tax Consequences to Prospect Bancshares and Sky Financial

No gain or Loss.    No gain or loss will be recognized by Prospect Bancshares or Sky Financial as a result of the merger.

Tax Basis.    The tax basis of the assets of Prospect Bancshares in the hands of Sky Financial will be the same as the tax basis of such assets in the hands of Prospect Bancshares immediately prior to the merger.

Holding Period.    The holding period of the assets of Prospect Bancshares to be received by Sky Financial will include the period during which such assets were held by Prospect Bancshares.

Tax Consequences to Prospect Bancshares Shareholders Who Receive Only Cash

Prospect Bancshares shareholders who receive only cash in exchange for their Prospect Bancshares common shares (as a result of such shareholders’ dissent to the merger or election to receive the cash consideration for all of such shareholders’ Prospect Bancshares common shares) generally will recognize gain or loss equal to the difference between the amount of cash received and the federal income tax basis of their Prospect Bancshares common shares surrendered in the exchange, subject to the provisions and limitations of Section 302 of the Code.

Tax Consequences to Prospect Bancshares Shareholders Who Receive Only Sky Financial Common Shares, Except for Cash in Lieu of Fractional Shares

Prospect Bancshares shareholders who receive only Sky Financial common shares in exchange for their Prospect Bancshares common shares (not including any cash received in lieu of fractional Sky Financial common shares) will not recognize any gain or loss on the receipt of such Sky Financial common shares.

Tax Consequences to Prospect Bancshares Shareholders Who Receive Cash (Other than Cash in Lieu of Fractional Shares) and Sky Financial Common Shares

Gain But Not Loss.    A Prospect Bancshares shareholder who receives cash (other than cash in lieu of fractional shares) and Sky Financial common shares will recognize gain, but not loss, in an amount equal to the lesser of: (a) the difference between (1) the amount of cash and the fair market value of the Sky Financial common shares received in the exchange, and (2) the shareholder’s basis in the Prospect Bancshares common shares surrendered in the exchange, and (b) the amount of cash received by the shareholder, excluding cash in lieu of fractional shares. For purposes of determining the character of this gain, such Prospect Bancshares shareholder will be treated as having received only Sky Financial common shares in exchange for such shareholder’s Prospect Bancshares common shares, and as having immediately redeemed a portion of such Sky Financial common shares for the cash received (excluding cash received in lieu of fractional shares). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Prospect Bancshares), the gain will be capital gain if the Prospect Bancshares common shares are held by such shareholder as a capital asset at the time of the merger.

Cash in Lieu of Fractional Shares

Prospect Bancshares shareholders who receive cash in lieu of fractional Sky Financial common shares as a result of the merger will be treated for federal income tax purposes as if the fractional share interest had been issued in the merger to the shareholders and then had been redeemed by Sky Financial for cash, subject to the provisions and limitations of Section 302 of the Code.

Tax Basis

The tax basis of the Sky Financial common shares received by a Prospect Bancshares shareholder in the merger will be the same as the tax basis of the Prospect Bancshares common shares surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount of gain, if any, recognized on the exchange.

Holding Period

The holding period of the Sky Financial common shares received by Prospect Bancshares shareholders will include the holding period for the Prospect Bancshares common shares surrendered in the exchange, provided that the Prospect Bancshares common shares were held as a capital asset on the date of the exchange.

The discussion of material federal income taxes is included in this document for general information only. Each Prospect Bancshares shareholder should consult his, her or its own tax advisor regarding the specific tax consequences to the shareholder of the merger, including the application and effect of state, local and foreign income and other tax laws.

Accounting Treatment

The merger will be accounted for as a purchase in accordance with accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Prospect Bancshares will be recorded at estimated fair values at the time the merger is consummated. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. The adjustments necessary to record tangible and identifiable intangible assets and liabilities at fair value will be amortized to income and expense over the estimated remaining lives of the related assets and liabilities. Goodwill will not be amortized. Instead, goodwill will be reviewed for impairment at least annually. If the carrying amount of goodwill exceeds its estimated fair value, an impairment loss will be recognized in an amount equal to that excess.

Effect on Prospect Bancshares Employee Benefit Plans

Prospect Bancshares employees may continue to participate in the Prospect Bancshares employee benefit plans after the effective date of the merger until Sky Financial determines that Prospect Bancshares employees shall, subject to applicable eligibility requirements, participate in the Sky Financial employee benefit plans and that all or some of the Prospect Bancshares plans are terminated or merged into Sky Financial’s plans. Prospect Bancshares employees continuing to be employed by Sky Financial who participate in Sky Financial plans shall receive credit for service at Prospect Bancshares for eligibility and vesting purposes, but not for benefit calculation purposes, under Sky Financial’s employee benefit plans, except as otherwise required by law or regulation.

Additionally, Prospect Bancshares officers and employees terminated as a result of the merger of Sky Financial and Prospect Bancshares will receive severance from Sky Financial in accordance with Sky Financial’s standard severance policy for employees as of the closing of the merger and will be given credit for service at Prospect Bancshares. If Sky Financial adopts a new employee benefit plan or program for its employees or executives after the closing of the merger, Sky Financial shall credit similarly situated employees and executives of Prospect Bancshares with equivalent credit for service with Prospect Bancshares.

Expenses of the Merger

Sky Financial and Prospect Bancshares will each bear its own expenses incurred in connection with the merger and the related transactions, including without limitation, all fees of its respective legal counsel, financial advisors and accountants, except that printing and mailing expenses will be shared equally by Sky Financial and Prospect Bancshares. Sky Financial also will be responsible for all expenses incident to obtaining requisite regulatory approvals.

Regulatory Approvals

Sky Financial has filed the required applications with the Federal Reserve System and the Ohio Division of Financial Institutions to obtain approval for the merger. The merger may not be consummated for up to 30 days after approval by the Federal Reserve System, during which time the United States Department of Justice may bring an action challenging the merger on antitrust grounds. Sky Financial also has filed the required applications with the Federal Reserve System and the Ohio Division of Financial Institutions to obtain approval for the subsidiary merger of Prospect Bank, a wholly-owned subsidiary of Prospect Bancshares, with Sky Bank, Sky Financial’s commercial banking affiliate.

Resale of Sky Financial Common Shares

No restrictions on the sale or other transfer of the Sky Financial common shares issued pursuant to the merger will be imposed solely as a result of the merger, except for restrictions on the transfer of shares issued to any Prospect Bancshares shareholder who may be deemed to be an “affiliate” of Prospect Bancshares for purposes of Rule 145 under the Securities Act of 1933. Generally, “affiliates” of Prospect Bancshares would include officers, directors and significant shareholders of Prospect Bancshares. The merger agreement requires Prospect Bancshares to cause persons who could be considered to be “affiliates” to enter into an agreement with Sky Financial stating that these “affiliates” will not sell, pledge, transfer or otherwise dispose of the Sky Financial common shares they acquire except in compliance with the Securities Act of 1933 and the rules and regulations thereunder. Sales of Sky Financial common shares by affiliates of Sky Financial are subject to similar transfer restrictions.

Prospect Bancshares affiliates may resell the Sky Financial common shares they receive in the merger only:

•	in transactions permitted by Rule 145 promulgated under the Securities Act of 1933;

•	pursuant to an effective registration statement; or

•	in transactions exempt from registration.

Rule 145, as currently in effect, restricts the manner in which affiliates may resell shares and also restricts the number of shares that affiliates, and others with whom they might act in concert, may sell within any three month period.

Stock Exchange Listing

Sky Financial common shares to be issued in connection with the merger will be authorized for listing on the Nasdaq National Market System under the symbol “SKYF.”

Dividends

Under the terms of the merger agreement, Prospect Bancshares agreed not to make, declare, pay or set aside for payment any dividend, except for:

•	a cash dividend equal to the dividend payable to Sky Financial shareholders for the first quarter of 2005, adjusted for the exchange ratio, in the event that the merger is not completed by the record date for that dividend (currently scheduled for March 15, 2005); and

•	dividends paid from wholly-owned subsidiaries to Prospect Bancshares.

Prospect Bancshares also is prohibited from directly or indirectly adjusting, splitting, combining, redeeming, reclassifying, purchasing or otherwise acquiring any Prospect Bancshares common shares.

Following completion of the merger, former Prospect Bancshares shareholders receiving Sky Financial common shares as part of the merger consideration will receive dividends, if any, declared by Sky Financial as Sky Financial shareholders.

Rights of Dissenting Prospect Bancshares Shareholders

Prospect Bancshares shareholders are entitled to certain dissenters’ rights pursuant to Sections 1701.78, 1701.84(A) and 1701.85 of the Ohio Revised Code. ORC Section 1701.85 generally provides that Prospect Bancshares shareholders will not be entitled to such rights without strict compliance with ORC Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any Prospect Bancshares shareholder who is a record holder of Prospect Bancshares common shares

on the             , 2004 record date and whose shares are not voted in favor of the merger may be entitled to be paid the “fair cash value” of such Prospect Bancshares common shares after the effective time. To be entitled to such payment, a dissenting Prospect Bancshares shareholder must deliver a written demand for payment therefor to Prospect Bancshares on or before the tenth day following the Prospect Bancshares special meeting and must otherwise comply strictly with ORC Section 1701.85. Any written demand must specify the Prospect Bancshares shareholder’s name and address, the number and class of shares held by that shareholder on the record date and the amount claimed as the “fair cash value” of such Prospect Bancshares common shares. See the text of ORC Section 1701.85 attached as Annex D to this document for specific information on the procedure to be followed in exercising dissenters’ rights.

If Prospect Bancshares so requests, a dissenting Prospect Bancshares shareholder must submit share certificates to Prospect Bancshares within 15 days of such request for endorsement on the share certificates by Prospect Bancshares that demand for appraisal has been made. Failure to comply with this request will terminate the dissenting Prospect Bancshares shareholder’s rights. Such certificates will be returned promptly to the dissenting shareholders by Prospect Bancshares. If Prospect Bancshares and any dissenting shareholder cannot agree upon the “fair cash value” of the Prospect Bancshares common shares, either may, within three months after service of demand by the Prospect Bancshares shareholder, file a petition in the Court of Common Pleas of Franklin County, Ohio, for a determination of the “fair cash value” of the Prospect Bancshares common shares. The court may appoint one or more appraisers to determine the “fair cash value,” and if the court approves the appraisers’ report, judgment will be entered for the fair cash value, and the costs of the proceedings, including reasonable compensation of the appraisers, will be assessed or apportioned as the court considers equitable.

The Merger Agreement

The following is a description of the material terms of the merger agreement. A complete copy of the merger agreement is attached as Annex A to this document and is incorporated into this document by reference. We encourage you to read all of the merger agreement.

The Merger

Under the merger agreement, Prospect Bancshares will merge with and into Sky Financial, with Sky Financial surviving the merger. Sky Financial and Prospect Bancshares are corporations that were formed under Ohio law, so the merger of Sky Financial and Prospect Bancshares must be completed in accordance with Ohio law.

Effective Date

The merger will be effective either on the filing date of, or a subsequent date we specify in, the certificate of merger filed with the Secretary of State of Ohio. Unless Sky Financial and Prospect Bancshares otherwise agree in writing, we plan to file the certificate of merger as soon as practicable after all of the conditions described in the merger agreement have been satisfied. Sky Financial and Prospect Bancshares anticipate closing the transactions contemplated by the merger agreement and filing the certificate of merger by the end of [November], 2004.

Conver sion of Prospect Bancshares Common Shares

On the effective date of the merger, in accordance with the merger agreement, all outstanding Prospect Bancshares common shares will be converted into either: (i) Sky Financial common shares at an exchange rate of 1.425 Sky Financial common shares for each Prospect Bancshares common share owned; (ii) cash in the amount of $35.00 for each Prospect Bancshares common share owned; or (iii) a combination thereof, subject to an election and allocation mechanism described in this document. If you would have the right to receive a fraction of a Sky Financial common share as a result of that conversion, you will receive, instead of a fraction of a Sky Financial common share, a cash payment in an amount equal to the product of the fractional Sky Financial common share and $35.00. The Bank of New York will serve as exchange agent and will send you any cash payment you have the right to receive.

In addition, you also will receive a preferred share purchase right under Sky Financial’s shareholder rights plan for each Sky Financial common share issued to you. This right will not be evidenced by a separate certificate. On the effective date of the merger, if you are a holder of Prospect Bancshares common shares, you will no longer have any rights as a holder of those shares. If you receive Sky Financial common shares in the merger, however, you will, upon proper surrender of your Prospect Bancshares common share certificates, have the rights of a holder of Sky Financial common shares. For a comparison of the rights you have as a holder of Prospect Bancshares common shares to the rights you would have as a holder of Sky Financial common shares, read “Comparison of Certain Rights of Shareholders” beginning on page [•].

Election Procedures

Subject to the allocation procedures described in the next section, each Prospect Bancshares shareholder will have the right to elect to receive with respect to his or her Prospect Bancshares common shares, (a) all cash, (b) all Sky Financial common shares, or (c) a mixture of cash and Sky Financial common shares.

All Cash Election.    A shareholder who makes the all cash election will receive cash, in the amount of $35.00 for each Prospect Bancshares common share owned, subject to the allocation procedures described below.

All Stock Election.    A shareholder who makes the all stock election will receive Sky Financial common shares, based upon a fixed exchange rate of 1.425 Sky Financial common shares, for each Prospect Bancshares common share owned, subject to the allocation procedures described below.

Mixed Election.    A shareholder who makes the mixed cash/stock election will receive cash, in the amount of $35.00 per share, and Sky Financial common shares, based upon a fixed exchange rate of 1.425 Sky Financial common shares per share, for the percentage of Prospect Bancshares common shares the shareholder elects to exchange for cash and Sky Financial common shares, respectively, subject to the allocation procedures described below.

Set forth below is an example to illustrate how the mixed cash/stock election works:

•	If shareholder A owns 1,000 Prospect Bancshares common shares and properly elects to exchange 65% of his or her Prospect Bancshares common shares for Sky Financial common shares and 35% of his or her shares for cash, shareholder A has elected to receive 926.25 Sky Financial common shares (1,000 Prospect Bancshares common shares multiplied by 65%, or 650, multiplied by the stock exchange rate of 1.425) and $12,250 (1,000 Prospect Bancshares common shares multiplied by 35%, or 350, multiplied by the cash exchange rate of $35.00). However, since Sky Financial will not issue fractional shares, shareholder A has effectively elected to receive 926 Sky Financial common shares plus $8.75 in lieu of the 0.25 Sky Financial common share (0.25 Sky Financial common share multiplied by $35.00) plus $12,250. What shareholder A actually receives in the exchange will be subject to the allocation procedures described below.

Non-Election Shares.    Prospect Bancshares shareholder who do not make an election as to the form of consideration they wish to receive, and shareholders who do not make a valid election, will be deemed to have made a “non-election.” Prospect Bancshares shareholders who are deemed to have made a non-election will receive all cash, all Sky Financial common shares or a mixture of Sky Financial shares and cash at the rates described above, as determined by Sky Financial or the exchange agent in accordance with the terms of the merger agreement.

The parties have agreed that no more than 40% of the Prospect Bancshares common shares will be exchanged for cash and no more than 60% of the Prospect Bancshares common shares will be exchanged for Sky Financial common shares. Accordingly, there is no assurance that a holder of Prospect Bancshares common shares will receive the form of consideration that the holder elects with respect to all Prospect Bancshares common shares held by that holder, unless the holder holds 100 or fewer Prospect Bancshares common shares and makes the all cash election, in which case such holder will receive all cash. If the elections result in an oversubscription of Sky Financial common shares or cash, the procedures for allocating Sky Financial common shares and cash, described below under “Allocation,” will be followed by the exchange agent.

Election Form.    The merger agreement provides that prior to the anticipated date of completion of the merger, the companies will mail to Prospect Bancshares shareholders an election form. Each election form will allow the holder to make the all cash election, the all stock election, the mixed cash/stock election, or to indicate that the holder makes no election. Assuming the merger closes on [November 30], 2004, it is expected that Sky Financial and Prospect Bancshares will mail the election form to each Prospect Bancshares shareholder who is a holder of record as of the close of business on             , 2004. Sky Financial also will make available an election form to any person who becomes a holder of Prospect Bancshares common shares subsequent to             , 2004 and up to and until 5:00 p.m. local time on the business day before the election deadline.

Prospect Bancshares shareholders who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the instruction booklet to the election form. Prospect Bancshares common shares for which the shareholder has not made a valid election prior to the election deadline will be deemed non-electing shares.

To make a valid election, Prospect Bancshares shareholders must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions set forth in the instruction booklet to the election form.

An election may be revoked by any Prospect Bancshares shareholder submitting an election form prior to the election deadline and may be either resubmitted or withdrawn. If a shareholder wishes to change an election, the shareholder may submit a new election form in accordance with the election procedures, so long as the new election form is received by the election deadline. If a shareholder wishes to withdraw an election, the shareholder must provide written notice of withdrawal to the exchange agent by 5:00 p.m. local time on the business day before the election deadline. In the event of a withdrawal of an election, the exchange agent will, upon receiving a written request from the holder of Prospect Bancshares common shares making the withdrawal, that deem the holder to have made a non-election as described above. The exchange agent will have reasonable discretion to determine whether any election, change, or withdrawal request has been properly or timely made and to disregard immaterial defects in any election form, and any good faith decisions of the exchange agent and Sky Financial regarding these matters will be binding and conclusive.

Allocation

Pursuant to the terms of the merger agreement, Sky Financial will exchange no more than 40% of the Prospect Bancshares common shares for cash and no more than 60% of the Prospect Bancshares common shares for Sky Financial common shares, subject to cash paid by Sky Financial in lieu of fractional Sky Financial common shares. Therefore, the elections of Prospect Bancshares shareholders are subject to proration to preserve these limitations on the amount of cash to be paid and the number of Sky Financial common shares to be issued in the merger, except that the holders of 100 or fewer Prospect Bancshares common shares who elect to receive all cash for their Prospect Bancshares common shares will receive all cash.

Reduction of Shares Deposited for Cash.    If, at the election deadline, Sky Financial determines that more than 40% of the total number of outstanding Prospect Bancshares common shares have been deposited for cash pursuant to the all cash election or the mixed cash/stock election, then Sky Financial will reallocate a certain number of Prospect Bancshares common shares deposited for cash to Prospect Bancshares common shares deposited for Sky Financial common shares so that no more than 40% of the total number of Prospect Bancshares common shares will be exchanged for cash. Sky Financial will determine this number on a pro rata basis in relation to the total number of Prospect Bancshares common shares deposited for cash (excepting out the number of Prospect Bancshares common shares deposited for all cash by Prospect Bancshares shareholders with 100 or fewer shares). Notice of this allocation shall be provided promptly to each Prospect Bancshares shareholder who had made the all cash election or the mixed cash/stock election and who will not receive the consideration the shareholder elected because of such allocation.

Increase of Shares Deposited for Cash.    If, at the election deadline, Sky Financial determines that less than 40% of the total number of outstanding Prospect Bancshares common shares have been deposited for cash pursuant to the all cash election or the mixed cash/stock election (after allocation of any non-election shares as described above), then Sky Financial will reallocate a certain number of Prospect Bancshares common shares deposited for Sky Financial common shares to Prospect Bancshares common shares deposited for cash so that no less than 40% of the total number of Prospect Bancshares common shares will be exchanged for cash. Sky Financial will determine this number on a pro rata basis in relation to the total number of Prospect Bancshares common shares deposited for all Sky Financial common shares. Notice of this allocation shall be provided promptly to each Prospect Bancshares shareholder who had made the all stock election or the mixed cash/stock election and who will not receive the consideration the shareholder elected because of such allocation.

The allocation described above will be computed by the exchange agent within approximately 10 days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after completion of the merger.

Because the federal income tax consequences of receiving cash, Sky Financial common shares, or both cash and Sky Financial common shares will differ, Prospect Bancshares shareholders are urged to read carefully the information set forth under the caption “The Merger—Material Federal Income Tax Consequences” and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the share consideration can fluctuate in value from the determination made during the valuation period, the economic value per share received by Prospect Bancshares shareholders who receive the share consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Prospect Bancshares shareholders who receive cash consideration.

Surrender of Certificates

After the effective time of the merger, each holder of Prospect Bancshares common shares will be required to surrender the outstanding certificate(s) to Sky Financial’s designated exchange agent, The Bank of New York. Promptly after the effective time of the merger, the exchange agent will send you transmittal materials that you should use when surrendering your Prospect Bancshares common share certificates to the exchange agent. After you surrender your Prospect Bancshares common share certificate(s) for cancellation to the exchange agent, together with a completed letter of transmittal and any other documents the exchange agent reasonably requests, you will be entitled to receive (A) a new certificate representing that number of whole Sky Financial common shares that you have the right to receive under the merger agreement, and/or (B) a check in an amount equal to the sum of the a cash you have the right to receive as part of the merger consideration, any cash you are entitled to receive for a fractional Sky Financial common shares and any cash you are entitled to receive in respect of any dividends or distributions with respect to Sky Financial common shares. The surrendered Prospect Bancshares common share certificate(s) will be canceled. You should not surrender your certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent.

If you own Prospect Bancshares common shares, the transfer of which has not been registered in the transfer records of Prospect Bancshares, you may nevertheless exchange these shares for Sky Financial common shares if you provide the exchange agent with the certificate representing your Prospect Bancshares common shares, along with all documents required by Sky Financial to evidence and effect the transfer and to evidence that any applicable stock transfer taxes have been paid.

You will not be entitled to payment of any dividends or other distributions with respect to Sky Financial common shares until you have followed the procedures described above for surrendering your Prospect Bancshares common share certificate(s). After properly surrendering your Prospect Bancshares common shares certificate(s) in exchange for Sky Financial common shares, you will be entitled to receive any dividends or other distributions with respect to such Sky Financial common shares with a record date occurring on or after the effective time of the merger. You will not be entitled to the payment of any interest on such dividends or distributions.

If a certificate for Prospect Bancshares common shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary identification.

After the consummation of the merger, there will be no transfers of any Prospect Bancshares common shares on the stock transfer books of Prospect Bancshares. If, after the consummation of the merger, certificates and letters of transmittal for Prospect Bancshares common shares are properly presented to the exchange agent, the exchange agent will cancel these certificates and exchange them for the consideration specified in the merger agreement, subject to applicable law and to the extent that Sky Financial has not paid such consideration to a public official pursuant to applicable abandoned property laws.

If you are a Prospect Bancshares shareholder, you should not send in your certificates until you receive the transmittal materials from the exchange agent.

After the effective time of the merger, we will promptly mail detailed instructions, including a transmittal form, as to the method of exchanging certificates formerly representing Prospect Bancshares common shares for certificates representing Sky Financial common shares, to holders of Prospect Bancshares common shares.

Conversion of Prospect Bancshares Stock Options

Under the merger agreement, each Prospect Bancshares option that is outstanding and unexercised as of the time of the merger will be terminated in exchange for a cash payment equal to the product of (a) the excess, if any, of (i) the closing price of Sky Financial common shares over the ten trading days immediately preceding the fifth trading day preceding the effective date of the merger multiplied by 1.425 over (ii) the exercise price of the Prospect Bancshares stock options and (b) the number of shares subject to the stock option.

Conditions to Completion of the Merger

Conditions to Sky Financial’s Obligation and Prospect Bancshares’ Obligation to Complete the Merger.     The obligations of Sky Financial and Prospect Bancshares to complete the merger are subject to the satisfaction of certain conditions, including:

•	Prospect Bancshares shareholders must adopt the merger agreement;

•	we must receive the required regulatory approvals and all applicable statutory waiting periods relating to the merger must have expired or been terminated, and no such regulatory approvals may contain any conditions, restrictions or requirements that the Sky Financial Board reasonably determines would be unduly burdensome or would have a material adverse effect on Sky Financial or its subsidiaries after giving effect to the consummation of the merger;

•	there must not be any injunction or other order by any court or governmental entity prohibiting or preventing the merger;

•	the registration statement relating to the issuance of Sky Financial common shares in the merger must be effective;

Conditions to Prospect Bancshares’ Obligation to Complete the Merger.    The obligation of Prospect Bancshares to complete the merger is further subject to the satisfaction of several conditions, including:

•	Sky Financial must perform its obligations under the merger agreement in all material respects;

•	the representations and warranties of Sky Financial contained in the merger agreement must be true and correct when made and as if made on the closing of the merger, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Sky Financial;

•	Prospect Bancshares must receive a legal opinion from Vorys, Sater, Seymour and Pease LLP, counsel to Prospect Bancshares, that the parent merger will constitute a “reorganization” for federal income tax purposes and that no gain or loss will be recognized by Prospect Bancshares shareholders who receive Sky Financial common shares, other than the gain or loss recognized as to cash received in lieu of fractional shares;

•	Prospect Bancshares must have received a fairness opinion from Friedman, Billings, Ramsey & Co., Inc., financial advisor to Prospect Bancshares, to the effect that the merger consideration is fair to the shareholders of Prospect Bancshares from a financial point of view;

•	Sky Financial shall have bound coverage for director’s and officer’s liability insurance covering the directors and officers of Prospect Bancshares (see page [•]); and

•	No event or series of events have occurred at Sky Financial which may result in a material adverse effect on Sky Financial’s condition, results of operations, assets, liabilities or business.

Conditions to Obligations of Sky Financial to Complete the Merger.    The obligation of Sky Financial to complete the merger is further subject to the satisfaction of several conditions, including:

•	Prospect Bancshares must perform its obligations under the merger agreement in all material respects;

•	the representations and warranties of Prospect Bancshares contained in the merger agreement must be true and correct when made and as if made on the effective date of the merger, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Prospect Bancshares;

•	Sky Financial must receive executed affiliate agreements from each affiliate of Prospect Bancshares; and

•	No event or series of events have occurred at Prospect Bancshares which may result in a material adverse effect on Prospect Bancshares’ condition, results of operations, assets, liabilities or business.

Each of us could, to the extent permitted by applicable law, decide to waive some of the conditions to our obligation to complete the merger even though one or more of these conditions have not been met. In the case of mutual conditions, however, both of us would have to decide to waive the condition to our obligations to complete the merger. We cannot guarantee that the conditions to the merger will be satisfied or waived, or that the merger will be completed at all.

Representations and Warranties

The merger agreement contains some customary representations and warranties made both by Sky Financial and by Prospect Bancshares, including representations and warranties relating to:

•	due organization and good standing;

•	capitalization;

•	subsidiaries;

•	corporate power and authorization to enter into the transactions contemplated by the merger agreement;

•	governmental filings, reviews and approvals required in connection with the transactions contemplated by the merger agreement;

•	financial statements and reports;

•	litigation and regulatory matters;

•	compliance with laws;

•	brokerage fees;

•	certain laws regarding takeovers;

•	taxes;

•	corporate books and records;

•	disclosure statements made in the representations and warranties sections of the merger agreement;

•	absence of certain material changes or events;

•	loans and allowance for loan losses; and

•	deposit insurance with the Federal Deposit Insurance Corporation.

In addition, Prospect Bancshares made certain additional representations and warranties to Sky Financial relating to:

•	absence of default under any material contracts or agreements;

•	employee benefit plans and plan compliance;

•	labor matters;

•	environmental matters;

•	risk management instruments;

•	accounting controls;

•	insurance coverage;

•	off balance sheet transactions;

•	absence of undisclosed liabilities;

•	properties owned and leased by Prospect Bancshares;

•	loans;

•	repurchase agreements;

•	related party transactions; and

•	intellectual property.

The representations and warranties in the merger agreement will not survive the effective date of the merger.

Conduct of Business Pending the Merger

Conduct of Business by Prospect Bancshares until the Effective Time of the Merger.    From September 15, 2004 until the closing of the merger, unless Sky Financial otherwise consents in writing, Prospect Bancshares and its subsidiaries must:

•	conduct their business in the ordinary course;

•	use their reasonable efforts to preserve intact their present business organizations and assets;

•	use their reasonable efforts to preserve their relationships with customers, suppliers, employees and business associates; and

•	not voluntarily take any action that, at the time taken, is reasonably likely to have a material adverse effect on Prospect Bancshares or its ability to consummate the merger.

In addition, except as otherwise provided in the merger agreement, during this period Prospect Bancshares and its subsidiaries may not:

•	issue or sell any Prospect Bancshares common shares or permit such shares to become outstanding other than pursuant to previously granted stock options, or authorize the creation of additional Prospect Bancshares common shares;

•	permit any additional Prospect Bancshares common shares to become subject to new grants of employee or director stock options or similar rights;

•	make, declare, pay or set aside for payment any dividend, except:

•	a cash dividend equal to the dividend payable to Sky Financial shareholders for the first quarter of 2005, adjusted for the exchange ratio, in the event that the merger is not completed by the record date for that dividend (currently scheduled for March 15, 2005); and

•	dividends may be paid from wholly-owned subsidiaries to Prospect Bancshares;

•	adjust, split, combine, redeem, purchase or acquire any shares of their capital stock;

•	enter into or amend or renew any employment, consulting, severance or similar agreements with directors, officers or employees;

•	increase employee compensation, severance or other benefits except with respect to merit increases in the ordinary course of business and consistent with past practice and except for retention bonus agreements permitted by the merger agreement;

•	enter into, establish, adopt or amend any employee benefit plan or arrangement with respect to any director, officer or employee except for the change of control agreements permitted by the merger agreement;

•	acquire, sell or otherwise dispose of capital assets or any other assets other than in the ordinary course of business;

•	amend their organizational documents;

•	implement or adopt any change in their accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles;

•	enter into, amend, modify or terminate any material contract;

•	settle any material claim, action or proceeding;

•	take any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	knowingly take any action that is intended or is reasonably likely to result in any representations or warranties in the merger agreement being untrue in any material respect, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;

•	except pursuant to applicable law or regulation, implement or adopt any material change in their interest rate risk management and other risk management policies, procedures or practices, fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	incur, cancel, release, assign, modify, assume, guarantee, endorse or otherwise become responsible with respect to any indebtedness for borrowed money in excess of $500,000, except for borrowings from the Federal Home Loan Bank of Cincinnati in accordance with past practices;

•	make or change any material tax election or settle any material tax audit or proceeding;

•	enter into or modify any contract with a director, officer, employee or other related person of Prospect Bancshares;

•	extend credit for new loans, renewals and extensions on an unsecured basis to any person in the aggregate in an amount in excess of $250,000;

•	extend credit for new loans on a secured basis to any person in the aggregate in an amount in excess of $750,000;

•	extend credit for renewals or extensions on a secured basis to any person in the aggregate in an amount in excess of $1,000,000;

•	extend credit for indirect loans to any person in the aggregate in an amount in excess of $150,000;

•	extend credit, including new loans, renewals and extensions of residential mortgage loans to any person in the aggregate in an amount in excess of $500,000;

•	make any capital expenditures in an amount in excess of $100,000 in any one case or $5000,000 in the aggregate; or

•	agree or commit to do any of the foregoing.

Conduct of Business by Sky Financial until the Effective Time of the Merger.    From September 15, 2004 until the closing of the merger, unless Prospect Bancshares otherwise consents in writing, Sky Financial and its subsidiaries must:

•	conduct their business in the ordinary course;

•	use their reasonable efforts to preserve their present business organizations and assets;

•	use their reasonable efforts to preserve their relationships with customers, suppliers, employees and business associates; or

•	not voluntarily take any action that, at the time taken, is reasonably likely to have a material adverse effect on Sky Financial or its ability to consummate the merger.

In addition, except as otherwise provided in the merger agreement, during this period Sky Financial and its subsidiaries may not:

•	implement or adopt any change in their accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles;

•	take any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	knowingly take any action that is intended or is reasonably likely to result in any representations or warranties in the merger agreement being untrue in any material respect, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;

•	except pursuant to applicable law or regulation, fail to follow their existing policies or practices with respect to managing their exposure to interest rates and other risks or fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risks; or

•	agree or commit to do any of the foregoing.

Termination of the Merger Agreement

Termination.    We can terminate the merger agreement without completing the merger if each of our boards of directors agrees, by a majority vote, to terminate it. Either of us acting alone can terminate the merger agreement if:

•	the other party breaches a representation or warranty or breaches a covenant or agreement contained in the merger agreement that cannot be cured within 30 days of giving notice of the breach to the breaching party, provided that the breach would be reasonably likely to result in a material adverse effect on the other party;

•	the merger has not been completed on or before March 31, 2005;

•	the approval of any governmental entity required for consummation of the merger has been denied by final nonappealable action;

•	any of the conditions to our obligations to complete the merger have not been met; or

•	the Prospect Bancshares shareholders do not approve and adopt the merger agreement.

Prospect Bancshares, acting alone, can terminate the merger agreement if:

•	the average closing price of Sky Financial common shares over a 10 day period, as defined in the merger agreement, is lower than $20.43 and the number obtained by dividing the average closing price of Sky Financial common shares by $25.54 is less than the number obtained by dividing the final index price by the initial index price of a pre-selected peer group of financial institutions, and then multiplying its quotient by 0.80. However, prior to Prospect Bancshares exercising this right, Sky Financial may, at its option, offer to Prospect Bancshares shareholders additional merger consideration to compensate for the lower share value; or

•	prior to the approval of the merger by Prospect Bancshares shareholders, its Board of Directors authorizes the execution of a definitive agreement for a superior proposal, as defined in the merger agreement.

Sky Financial, acting alone, can terminate the merger agreement if:

•	prior to the approval of the merger by Prospect Bancshares shareholders, if the Prospect Bancshares Board of Directors either changes its recommendation in favor of the merger, fails to call the special shareholders meeting, or recommends another acquisition proposal to its shareholders.

Termination Fee

Prospect Bancshares will pay to Sky Financial a termination fee of $1,300,000 (approximately 3% of the aggregate transaction value based on Sky Financial’s stock price as of September 15, 2004) if the merger agreement is terminated upon the occurrence of specified events. Generally, Prospect Bancshares would have to pay the termination fee if a third party makes an acquisition proposal with respect to Prospect Bancshares after the date of the merger agreement and then:

•	the merger agreement is terminated either (a) by Sky Financial or Prospect Bancshares because the Prospect Bancshares shareholders fail to adopt the merger agreement, by (b) Sky Financial because of a breach by Prospect Bancshares of one or more of the covenants or agreements contained in the merger agreement that individually or together would have a material adverse effect on Prospect Bancshares or its ability to consummate the merger, or (c) by Sky Financial because the Prospect Bancshares Board fails to take action to convene the special meeting or because the Prospect Bancshares Board has failed to recommend the adoption of the merger agreement to the Prospect Bancshares shareholders and prior to such termination an acquisition proposal with respect to Prospect is publicly announced, publicly proposed or commenced by a party other than Sky Financial and within 18 months of terminating the merger agreement pursuant to item (a), (b) or (c) above, Prospect Bancshares enters into an acquisition agreement with a party other than Sky Financial providing for a merger, reorganization, business combination or similar transaction; or

•	the merger agreement is terminated by Prospect Bancshares because the Prospect Board elects to enter into a definitive written agreement with a third party concerning a transaction that the Prospect Board determines to be a superior acquisition proposal.

Prospect Bancshares also must pay Sky Financial’s documented out-of-pocket expenses and fees if another acquisition proposal is made known to Prospect Bancshares shareholders and not withdrawn and the merger agreement is subsequently terminated by Sky Financial or Prospect Bancshares because the merger has not been completed on or before March 31, 2005.

Prospect Bancshares agreed to the termination fee and expense reimbursement arrangements in order to induce Sky Financial to enter into the merger agreement. These arrangements could have the effect of discouraging other companies from trying to acquire Prospect Bancshares.

Amendment; Waiver

The merger agreement may be amended in writing if signed by both Sky Financial and Prospect Bancshares. Either of us may extend the time for performance, waive any inaccuracies in the representations and warranties or waive compliance with any agreements or conditions under the merger agreement by a writing signed by the party against whom the waiver or extension is to be effective. We may amend the merger agreement or give each other waivers at any time before or after the Prospect Bancshares shareholders approve the merger agreement. However, after the Prospect Bancshares special meeting, we cannot make any amendment or give any waiver that by law requires further approval by the Prospect Bancshares shareholders unless we have obtained that approval.

Description of Sky Financial Capital Shares

General

The following is a summary of the material terms of the Sky Financial capital shares. If you would like to review copies of the Sky Financial articles of incorporation and code of regulations, these documents are on file with the Securities and Exchange Commission. For further information on the rights of holders of Sky Financial common shares, see “Comparison of Certain Rights of Shareholders” below.

Sky Financial has authorized 350,000,000 common shares, without par value, of which              shares were issued and outstanding as of             , 2004, and              shares were held in treasury as of that date. Each outstanding Sky Financial common share is duly authorized, validly issued, fully paid and nonassessable. The holders of Sky Financial common shares have one vote per share on each matter on which shareholders are entitled to vote. Each Sky Financial common share has an associated preferred share purchase right pursuant to Sky Financial’s existing shareholder rights plan. Directors are elected for staggered, three year terms. Specifically, the Sky Financial Board is divided into three classes, one of which is elected annually. Upon liquidation or dissolution of Sky Financial, the holders of Sky Financial common shares are entitled to share ratably in the assets that remain after creditors have been paid.

In addition, Sky Financial has authorized 10,000,000 serial preferred shares, none of which are currently outstanding. The terms of the serial preferred shares are to be established by the Sky Financial Board; therefore, if Sky Financial were to issue serial preferred shares in the future, holders thereof might have preference over the holders of Sky Financial common shares in the event of a liquidation or dissolution and may have other rights that are superior to or in addition to the rights of holders of Sky Financial common shares. Serial preferred shares have a par value of $10.00 per share. Sky Financial common shares have no par value. Holders of Sky Financial common shares have no preemptive rights, subscription rights or conversion rights.

The Sky Financial Board determines whether to declare dividends and the amount of any dividends declared. Such determinations by the Sky Financial Board take into account Sky Financial’s financial condition, results of operations and other relevant factors. While management expects to maintain its policy of paying regular cash dividends, no assurances can be given that any dividends will be declared, or, if declared, what the amount of such dividends will be. See “The Merger—Dividends” on page [•].

The Bank of New York is the transfer agent and registrar for Sky Financial common shares and will be the exchange agent for the merger.

Comparison of Certain Rights of Shareholders

Introduction

On the effective date of the merger, each Prospect Bancshares common share, other than treasury shares, will be converted into either (i) Sky Financial common shares at a rate of 1.425 Sky Financial common shares for each Prospect Bancshares common share owned; (ii) cash at a rate of $35.00 for each Prospect Bancshares common share owned; or (iii) a combination thereof, subject to an election and allocation mechanism described in this document. As a consequence of the merger and the application of Ohio law, shareholders of Prospect Bancshares will, except in the instance where only cash is received in the merger, become shareholders of Sky Financial, and the Sky Financial articles of incorporation and the code of regulations will govern the rights of these new Sky Financial shareholders. Prospect Bancshares, like Sky Financial, is an Ohio corporation, and therefore, the rights of shareholders of Prospect Bancshares also are governed by Ohio law. The following is a summary of certain similarities and material differences between the rights of Sky Financial shareholders and Prospect Bancshares shareholders.

These differences arise from differences between various provisions of the Sky Financial amended and restated articles of incorporation and amended and restated code of regulations and the Prospect Bancshares articles of incorporation, as amended, and code of regulations. Although it is impractical to compare all of the aspects in which the companies’ charter documents differ with respect to shareholders’ rights, the following discussion summarizes the material significant differences between them and is qualified in its entirety by reference to the relevant provisions of Ohio law and the existing articles of incorporation and code of regulations of each of Prospect Bancshares and Sky Financial.

Authorized Shares

Sky Financial.    The Sky Financial articles of incorporation provide for 350,000,000 Sky Financial common shares, without par value, and 10,000,000 Sky Financial preferred shares, par value $10.00 per share. No serial preferred shares are currently outstanding. If Sky Financial serial preferred shares were to be issued, the rights of holders of Sky Financial common shares would be subordinated in some respects to the rights of holders of Sky Financial serial preferred shares.

Prospect Bancshares.    The Prospect Bancshares articles of incorporation provide for 3,850,000 authorized shares, of which 3,500,000 are common shares, par value of $.50 per share, and 350,000 are preferred shares, par value of $.50 per share.

Business Combinations

Sky Financial.    Under Ohio law, to effectuate a merger, the directors and the shareholders of a domestic corporation that is not surviving the merger must adopt the merger agreement. For shareholder adoption, at least two-thirds of the shares entitled to vote must vote in favor of the merger agreement, unless the corporation’s articles of incorporation provide otherwise; however, a corporation’s articles may not provide for approval by less than a majority of the shares entitled to vote. In addition, if the articles of incorporation require adoption by a particular class of shareholders, those shareholders must also adopt the merger agreement as specified in the articles. Under the Sky Financial articles of incorporation, for shareholder approval of a merger agreement, a majority of shares entitled to vote must be voted in favor of the merger agreement.

Under Ohio law, the directors and shareholders of a domestic corporation that is surviving the merger must also adopt the merger agreement if:

•	the articles or code of regulations of the surviving corporation require adoption of the merger agreement by shareholders;

•	the merger agreement conflicts with or changes the articles of incorporation or code of regulations of the surviving corporation;

•	the merger agreement authorizes any action that would otherwise require adoption by shareholders;

•	the merger involves the issuance or transfer of shares by the surviving corporation to the shareholders of the acquired corporation, and as a result of the transfer and immediately after consummation of the merger, the transferred shares would entitle these new shareholders to exercise at least one-sixth or more of the voting power of the surviving corporation in the election of directors; or

•	the merger agreement changes the directors of the surviving corporation in such a manner that shareholder approval is required.

This merger involves the exchange of Sky Financial common shares for Prospect Bancshares common shares. However, Prospect Bancshares shareholders who become Sky Financial shareholders will not be able to exercise more than one-sixth of the voting power in the election of Sky Financial directors, and none of the other conditions listed above apply. Consequently, the approval of Sky Financial’s shareholders of the merger agreement between Sky Financial and Prospect Bancshares is not required.

Prospect Bancshares.    Prospect Bancshares’ articles of incorporation provide that the holders of Prospect Bancshares common shares are entitled to one vote per share. The articles of incorporation of Prospect Bancshares also provide that, unless at least two-thirds of the authorized number of directors recommends approval, the affirmative vote of the holders of common shares entitling them to exercise not less than 80% of the voting power of the corporation is required to approve the following matters:

•	an amendment to the articles of incorporation;

•	an agreement of merger or consolidation providing for the merger or consolidation of Prospect Bancshares with or into one or more other corporations;

•	a proposed combination or majority share acquisition involving the issuance of shares of Prospect Bancshares and requiring shareholder approval;

•	a proposal to sell, lease, or exchange all or substantially all of the property and assets of Prospect Bancshares; or

•	a proposal to fix or change the number of directors by action of the shareholders of the corporation.

In the event that at least two-thirds of the authorized number of directors recommends approval of the foregoing matters, such matters only require the affirmative vote of the holders of common shares entitling them to exercise a majority of the voting power of the corporation for approval. The merger and the merger agreement with Sky Financial has been approved and recommended by at least two-thirds of the authorized number of directors of Prospect Bancshares. Therefore, adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of the issued and outstanding Prospect Bancshares common shares entitled to vote at the Prospect Bancshares special meeting.

Number of Directors

Sky Financial.    Under Ohio law, a corporation’s articles of incorporation or code of regulations determines the number of directors, but, in most circumstances, the number may not be less than three. Unless the corporation has less than three shareholders and the articles of incorporation and code of regulations are silent, the number of directors is three. Unless the articles of incorporation or code of regulations provides otherwise, the shareholders may fix or change the number of directors at a shareholder meeting for the election of directors by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote. The Sky Financial code of regulations provides for no less than five and no more than 35 directors, the specific number of which is established by the Sky Financial Board from time to time. The Sky Financial Board has established the current number of directors at 16. To change the number of directors on the Sky Financial Board, the Sky Financial code of regulations requires the affirmative vote of 70% of the directors then in office.

Prospect Bancshares.    The Prospect Bancshares articles of incorporation provides for no less than five and no more than 15 directors, the specific number of which is established by Prospect Bancshares shareholders at a meeting of the shareholders called for the purpose of electing directors. Prospect Bancshares shareholders have established the current number of directors at 11. In addition to the authority given to Prospect Bancshares shareholders to fix or change the number of directors, Prospect Bancshares Board may fix or change the number of directors upon the affirmative vote of two-thirds of the directors, provided that the Prospect Bancshares Board may not change the number of directors by more than two from the number last fixed by the shareholders.

Classification of the Board of Directors

Sky Financial.    Under Ohio law, a corporation’s articles of incorporation or code of regulations may provide for the classification of directors into either two or three classes so long as (a) each class consists of at least three directors and (b) no director serves a term of office greater than three years. The Sky Financial code of regulations classifies the board of directors into three classes with approximately one-third of the directors elected each year. Consequently, for shareholders to change a majority of the directors on the board requires two annual meetings.

Prospect Bancshares.    The Prospect Bancshares articles of incorporation classify the board of directors into three classes, each consisting of approximately one-third of the entire board. Directors serve staggered three-year terms so that directors of one class generally are elected at each annual meeting.

Nomination of Directors

Sky Financial.    Under the Sky Financial code of regulations, either the board of directors or any shareholder entitled to vote in the election of directors may nominate a candidate for the board of directors. Shareholder nominations must be made in writing and must include the written consent of each proposed nominee to serve as a director if elected. Shareholder nominations and the required consents must be received at Sky Financial’s principal executive offices no less than 60 and no more than 90 days prior to the shareholder meeting at which directors are to be elected. If, however, notice of the meeting is mailed or disclosed to shareholders less than 75 days before the meeting date, shareholder nominations and required consents must be received by the close of business on the 15th day after notice is mailed or public disclosure is made. A shareholder’s notice to Sky Financial nominating any person who is not an incumbent director must set forth:

•	the name, age, business address and residence address of each nominee;

•	the principal occupation or employment of each nominee;

•	the class and number of Sky Financial common shares that are beneficially owned by each nominee; and

•	any other information relating to each nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Prospect Bancshares.    Under the Prospect Bancshares articles of incorporation, either the board of directors or any shareholder entitled to vote in the election of directors may nominate a candidate for the board of directors. Shareholder nominations must be made in writing. Shareholder nominations and the required consents must be received by the Chairman, President or Secretary of Prospect Bancshares no less than 14 and no more than 50 days prior to the shareholder meeting at which directors are to be elected. If, however, notice of the meeting is mailed or disclosed to shareholders less than 21 days before the meeting date, shareholder nominations and required consents must be received by the close of business on the 7th day after notice is mailed or public disclosure is made. A shareholder’s notice must set forth:

•	the name and address of each nominee;

•	the principal occupation of each nominee;

•	the total number of shares of Prospect Bancshares capital stock that will be voted for each nominee;

•	the name and residence address of the notifying shareholder; and

•	the number of shares of Prospect Bancshares capital stock that are beneficially owned by the notifying shareholder.

Cumulative Voting

Sky Financial.    Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation are amended, in accordance with applicable procedures, to eliminate that right. Sky Financial’s articles of incorporation have been amended in accordance with the applicable Ohio law procedures to eliminate cumulative voting in the election of directors.

Prospect Bancshares.    Prospect Bancshares’ articles of incorporation have not been amended to eliminate cumulative voting in the election of directors. Accordingly, if, in accordance with Ohio law, any Prospect Bancshares shareholder makes a proper request and announcement of such request is made at a meeting to elect directors, each shareholder will have votes equal to the number of directors to be elected, multiplied by the number of shares owned by such shareholder and will be entitled to distribute such votes among the candidates in any manner the shareholder wishes.

Vacancies on the Board

Sky Financial.    Under Ohio law, unless a corporation’s articles of incorporation or code of regulations provide otherwise, the remaining directors of a corporation may fill any vacancy in the board by the affirmative vote of a majority of the remaining directors. Directors elected to fill a vacancy serve the balance of the unexpired term. Sky Financial’s code of regulations defer to Ohio law regarding vacancies on the board so that directors can fill such vacancies.

Prospect Bancshares.    Prospect Bancshares’ articles of incorporation and code of regulations similarly defer to Ohio law regarding vacancies on the board so that directors can fill such vacancy by the affirmative vote of a majority of the remaining directors.

Removal of Directors

Sky Financial.    Under Ohio law, shareholders have cumulative voting rights unless the corporation’s articles of incorporation have been amended in accordance with law. Therefore, shareholders of an issuing public corporation may remove, with cause, all the directors, all the directors of a particular class, or any individual director by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors or all the directors of a particular class are removed, no individual director may be removed if the votes of a sufficient number of shares are cast against the director’s removal which, if cumulatively voted at an election of all the directors or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director. The Sky Financial articles of incorporation have been amended to eliminate cumulative voting rights and its code of regulations provides that a director may be removed with or without cause and only by the affirmative vote of 70% of the Sky Financial Board.

Prospect Bancshares.    Prospect Bancshares’ articles of incorporation provides that directors may only be removed for cause by the affirmative vote of not less than eighty percent of the outstanding common shares of Prospect Bancshares.

Special Meetings of Shareholders

Sky Financial.    Pursuant to Ohio law and the Sky Financial code of regulations, any of the following persons may call a special meeting of shareholders: the Chairman of the Board, the Chief Executive Officer, the President, the directors by action at a meeting, a majority of the directors acting without a meeting and holders of Sky Financial common shares representing at least 50% of the outstanding shares entitled to vote at the special meeting.

Prospect Bancshares.    Pursuant to Ohio law and the Prospect Bancshares code of regulations, any of the following persons may call a special meeting of shareholders: the Chairman of the Board; the President, or in the case of the President’s absence, death or disability, the Vice President authorized to exercise the authority of the President; the Secretary, the directors by action at a meeting, or by a majority of the directors acting without a meeting; or the holders of at least 50% of the outstanding shares entitled to vote at the special meeting.

Corporate Action Without a Shareholder Meeting

Under Ohio law, unless a corporation’s articles of incorporation or code of regulations prohibits action by shareholders without a meeting, shareholders may act without a meeting on any action required or permitted to be taken at a shareholder meeting, provided that all shareholders entitled to notice of the meeting sign a writing authorizing the action, and the shareholders file this writing with the corporation. Neither Sky Financial’s nor Prospect Bancshares’ articles of incorporation or code of regulations alter this right.

Amendments to Articles of Incorporation

Sky Financial.    Under Ohio law, shareholders may adopt amendments to the articles of incorporation by the affirmative vote of two-thirds of the shares entitled to vote on the proposal unless the corporation’s articles of incorporation provide for a greater or lesser vote; however, the articles of incorporation must require the vote of at least a majority of shares entitled to vote. The Sky Financial articles of incorporation provide that, except for specific provisions relating to an amendment with respect to Sky Financial serial preferred shares, shareholders may amend the articles of incorporation by the affirmative vote of a majority of the outstanding Sky Financial common shares voting as a class. If, however, the amendment to the articles of incorporation is inconsistent with or would have the effect of amending specific sections of the code of regulations, then adoption of the amendment would require the same vote as would be required to amend those sections.

Prospect Bancshares.    The Prospect Bancshares articles of incorporation provide that the articles of incorporation may be amended only by the affirmative vote of 80% of the outstanding Prospect Bancshares common shares entitled to vote on such proposal, unless at least two-thirds of the authorized number of directors recommend approval of such amendment, in which case the articles of incorporation may be amended by the affirmative vote of a majority of the Prospect Bancshares common shares entitled to vote on such proposal.

Amendments to Code of Regulations

Sky Financial.    Under Ohio law, shareholders may amend or adopt regulations consistent with Ohio law and the corporation’s articles of incorporation, by the affirmative vote of a majority of shares entitled to vote if done at a shareholder meeting. For shareholders to amend the code of regulations without a meeting requires the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal. Ohio law provides that a corporation’s articles of incorporation or code of regulations may increase or decrease the required shareholder vote, but may not allow approval by less than a majority of the voting power. Except for specific exceptions, the

Sky Financial code of regulations requires the affirmative vote of only a majority of shares entitled to vote to amend the code of regulations. The exceptions are for any amendment with respect to the number, classification, election, term of office or removal of directors, which require the affirmative vote of at least 75% of the shares entitled to vote unless the amendment has been recommended by at least 70% of the Sky Financial Board.

Prospect Bancshares.    Consistent with the provisions of Ohio law, the Prospect Bancshares code of regulations provides that the code of regulations may be amended, or a new code of regulations adopted, at a meeting called for such purpose by the affirmative vote of shareholders entitled to exercise a majority of the voting power of the corporation on such proposal. Shareholders of Prospect Bancshares can amend the code of regulations without a meeting by the written consent of the shareholders entitled to exercise two-thirds of the voting power of the corporation on such proposal.

Preemptive Rights

If shareholders are entitled to preemptive rights, a corporation offering its shares for cash must provide those shareholders with the opportunity to purchase the offered shares in proportion to their current holdings at a fixed price before the corporation may offer the shares for sale to the public. Under Ohio law as currently enacted, shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise. However, at the time the articles of incorporation of Sky Financial were adopted, Ohio law stated that shareholders had preemptive rights unless the corporation’s articles of incorporation provided otherwise. Shareholders of Sky Financial and Prospect Bancshares do not have preemptive rights.

Dividends

Under Ohio law, directors may declare dividends on outstanding shares of the corporation. The dividends may be paid in cash, property or shares of the corporation so long as the dividends do not exceed the combination of the surplus of the corporation and the difference between:

•	the reduction in surplus that results from the immediate recognition of the transition obligations under statement of financial accounting standards no. 106 (SFAS No. 106), issued by the financial accounting standards board; and

•	the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend if the corporation had elected to amortize its recognition of the transition obligation under SFAS No. 106.

Ohio law and Sky Financial’s articles of incorporation place other restrictions on the payment of dividends, including the following:

•	dividends may not be paid to shareholders of any class in violation of the rights of shareholders of any other class;

•	dividends may not be paid when the corporation is insolvent or when there is reasonable ground to believe that payment of the dividend would result in insolvency; and

•	if any portion of a dividend is paid out of capital surplus, the corporation must notify each shareholder receiving the dividend of the kind of surplus out of which the dividend is being paid.

Indem nification of Directors, Officers and Employees

Under Ohio law, generally, a corporation may indemnify any director, officer, employee or agent for reasonable expenses incurred in connection with the defense or settlement of any threatened, pending or completed action or suit related to the person’s position with the corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action or proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful. Ohio law requires a corporation to indemnify any person for reasonable expenses incurred if he or she was successful in the defense of any action, suit or proceeding or part thereof. Ohio law prohibits indemnification of a person finally judged to have been knowingly fraudulent or deliberately dishonest or who has acted with willful misconduct or in violation of applicable law. Finally, Ohio law requires a corporation to provide expenses to a person in advance of final disposition of the action, suit or proceeding if the person undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to indemnification.

Sky Financial.    The Sky Financial code of regulations provides for indemnification to the fullest extent permitted by law. In addition, Sky Financial has entered into indemnification agreements that expand the indemnification rights of directors. Pursuant to these agreements, indemnitees would receive the highest available of the following:

•	benefits provided by Sky Financial’s code of regulations as of the date of the indemnification agreement;

•	benefits provided by Sky Financial’s code of regulations in effect at the time the indemnification expenses are incurred;

•	benefits allowable under Ohio law in effect on the date of the indemnification agreement;

•	benefits allowable under the law of the jurisdiction under which Sky Financial exists at the time the indemnifiable expenses are incurred;

•	benefits available under liability insurance obtained by Sky Financial; or

•	such other benefits otherwise available to the indemnitees.

The indemnification rights granted under these agreements are subject, however, to some restrictions, including a provision that a corporation may not indemnify a person if a court determines by clear and convincing evidence that the person acted or failed to act with deliberate intent to cause injury to, or with reckless disregard for the best interests of, Sky Financial, and a provision that a corporation may not indemnify a person for any civil money penalty, judgment, liability or legal expense resulting from any proceeding instituted by any federal banking agency.

Prospect Bancshares.    The Prospect Bancshares code of regulations requires Prospect Bancshares to indemnify its present and former directors and officers to the fullest extent permitted by Ohio law. Prospect Bancshares is authorized to purchase and maintain insurance for any director, officer, employee, agent or other person serving at the request of Prospect Bancshares as a director, trustee, officer, employee or agent of another entity.

Limitation of Personal Liability of Directors

Under Ohio law, a director of an Ohio corporation shall not be found to have violated his or her fiduciary duties to the corporation or its shareholders unless there is proof by clear and convincing evidence that the director has not acted in good faith, in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, under Ohio law, a director is liable in damages for any action or failure to act as a director only if it is proved by clear and convincing evidence that such act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation, unless the corporation’s articles of incorporation or code of regulations make this provision inapplicable by specific reference. Neither of Sky Financial’s nor Prospect Bancshares’ articles of incorporation and code of regulations make this provision inapplicable.

Anti-takeover Protection

Control Share Acquisition Provisions

A control share acquisition is the acquisition, directly or indirectly, by a person of shares that, when added to the voting power the person already has, would entitle the person to cast, for the first time, a percentage of votes within particular ranges as defined by statute.

Ohio law contains control share acquisition provisions that apply to a corporation unless the corporation’s articles of incorporation or code of regulations state that the control share acquisition provision does not apply. The Ohio control share acquisition provision prohibits a control share acquisition unless the shareholders of the corporation approve the acquisition by vote of a majority of shares represented at the meeting and of a majority of disinterested shares represented at the meeting.

Sky Financial.    The Sky Financial articles of incorporation provide that the relevant statutory control share acquisition provisions do not apply to Sky Financial.

Prospect Bancshares.    Prospect Bancshares is subject to the control share provisions, but under Ohio law, such provisions do not apply to the merger of Sky Financial and Prospect Bancshares because such combination, if consummated, will have been approved by a majority vote of the holders of record of the issued and outstanding Prospect Bancshares common shares.

Transactions Involving Interested Shareholders

Under Ohio law, an issuing public corporation is prohibited from entering into a “Chapter 1704 transaction,” defined below, with the direct or indirect beneficial owner of 10% or more of the corporation’s shares for at least three years after the shareholder attains 10% ownership unless, before the shareholder attains 10% ownership, the board of directors approves either the Chapter 1704 transaction or the purchase of shares resulting in 10% ownership.

A Chapter 1704 transaction is broadly defined to include, among other things:

•	a merger or consolidation involving the corporation and the 10% shareholder;

•	a sale or purchase of substantial assets between the corporation and the 10% shareholder;

•	a reclassification, recapitalization or other transaction proposed by the 10% shareholder that results in an increase in the proportion of shares beneficially owned by the 10% shareholder; and

•	the receipt by the 10% shareholder of a loan, guarantee, other financial assistance or tax benefit not received proportionately by all shareholders.

Ohio law restricts these types of transactions between a corporation and a 10% shareholder even after the three-year period. At that time, such a transaction may proceed only if:

•	the board of directors had approved the purchase of shares that gave the shareholder his 10% ownership;

•	the transaction is approved by the holders of shares of the corporation with at least two-thirds of the voting power of the corporation, or such other percent as the articles of incorporation specify, and at least a majority of the disinterested shares; or

•	the transaction results in shareholders other than the 10% shareholder receiving a prescribed fair price plus interest for their shares.

On September 15, 2004, four Prospect Bancshares shareholders executed voting agreements with Sky Financial to vote their shares in favor of the merger and the merger agreement, making Sky Financial an indirect beneficial owner of the shares owned by the four shareholders. At the time they entered the voting agreements, the four shareholders owned 350,697 Prospect Bancshares common shares, excluding stock options, representing approximately 28.6% of Prospect Bancshares’ outstanding common shares as of September 15, 2004. Due to the voting agreements, Sky Financial and Prospect Bancshares currently are subject to Chapter 1704 of Ohio law and have complied with such provision since the Prospect Bancshares Board has specifically approved the merger (a Chapter 1704 transaction) with Sky Financial.

Anti-Greenmail Provisions

Under Ohio law, subject to some exceptions, a corporation may recover any profit realized from the disposition of equity securities by a person who, within 18 months before disposition, made a proposal or publicly disclosed the intention or possibility of making a proposal to acquire control of the corporation. Ohio law allows a corporation to opt out of this provision by specifically stating in its articles of incorporation or code of regulations that this provision does not apply. Sky Financial and Prospect Bancshares currently are subject to this provision of Ohio law.

Shareholder Rights Plans

Sky Financial.    Sky Financial has a shareholder rights plan that was adopted July 21, 1998. The Sky Financial Board has declared a dividend of one preferred share purchase right for each share of Sky Financial common stock outstanding pursuant to the shareholder rights plan. This right also will be attached to each share of Sky Financial common stock subsequently issued, including the shares of Sky Financial common stock to be issued to Prospect Bancshares shareholders in exchange for the Prospect Bancshares common shares in the merger. If triggered, the shareholder rights plan would cause substantial dilution to a person or group of persons that acquires more than 10% of Sky Financial’s outstanding common stock on terms not approved by the Sky Financial Board. This shareholder rights plan could discourage or make more difficult a merger, tender offer or other similar transaction with Sky Financial.

Prospect Bancshares.    Prospect Bancshares does not have a shareholder rights plan.

Experts

The consolidated financial statements of Sky Financial as of December 31, 2003, and for the year then ended, incorporated in this document by reference from the Current Report on Form 8-K of the Company dated July 6, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 147, “Acquisition of Certain Financial Institutions” and an explanatory paragraph related to reclassification adjustments necessary to give retroactive effect to the Company’s discontinued operations), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Crowe Chizek and Company LLC has audited the consolidated financial statements of Sky Financial as of December 31, 2002 and for the years ended December 31, 2002 and 2001, incorporated by reference in this document, as set forth in their report that also is incorporated by reference. We have incorporated by reference the financial statements audited by Crowe Chizek and Company LLC based on their report given on the authority of such firm as experts in accounting and auditing. On February 19, 2003, Sky Financial selected Deloitte & Touche LLP as its independent public accountants. The change was effective with the filing of Sky Financial’s Annual Report on Form 10-K on March 3, 2003.

Legal Opinion

W. Granger Souder, Jr., the General Counsel of Sky Financial, has rendered a legal opinion stating that Sky Financial has duly authorized the issuance of the Sky Financial common shares offered hereby and that the common shares, when issued in accordance with the merger agreement, will be validly issued and outstanding, fully paid and non-assessable.

Indemnification

The code of regulations of Sky Financial provides that Sky Financial will indemnify any director or officer of Sky Financial or any person who is or has served at the request of Sky Financial as a director, officer or trustee of another corporation, joint venture, trust or other enterprise and his or her heirs, executors and administrators against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually or reasonably incurred because he or she is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. This indemnification is to the full extent and according to the procedures and requirements of Ohio law.

In addition, Sky Financial has entered into indemnification agreements with each of its directors that expand the indemnitees’ rights in the event that Ohio law and Sky Financial’s code of regulations are further changed. The indemnification rights available under the agreements are subject to some exclusions, including a provision that no indemnification shall be made if a court determines by clear and convincing evidence that the indemnitee has acted or failed to act with deliberate intent to cause injury to, or with reckless disregard for the best interests of, Sky Financial, and a provision that a corporation may not indemnify a person for any civil money penalty, judgment, liability or legal expense resulting from any proceeding instituted by the Office of the Comptroller of the Currency.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Sky Financial pursuant to the foregoing provisions, Sky Financial has been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of

September 15, 2004

by and between

PROSPECT BANCSHARES, INC.

and

SKY FINANCIAL GROUP, INC.

A-i

(continued)

A-ii

This AGREEMENT AND PLAN OF MERGER, dated as of September 15, 2004 (this “Agreement”), is by and between Prospect Bancshares, Inc. (“Prospect”) and Sky Financial Group, Inc. (“Sky”).

RECITALS

A.    Prospect.    Prospect is a bank holding company and an Ohio corporation, having its principal place of business in Worthington, Ohio.

B.    Sky.    Sky is a financial holding company and an Ohio corporation, having its principal place of business in Bowling Green, Ohio.

C.    Intentions of the Parties.    It is the intention of the parties to this Agreement that the business combinations contemplated hereby be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended.

D.    Board Action.    The respective Boards of Directors of each of Sky and Prospect have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combinations provided for herein.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

Certain Definitions

1.01    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Prospect or any of its Subsidiaries, or any proposal or offer to acquire in any manner 25% or more of any class of equity securities in, or 25% or more of the assets or deposits of, Prospect or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement to Merge” has the meaning set forth in Section 2.02.

“All Cash Election” has the meaning set forth in Section 3.01(b)(ii).

“All Stock Election” has the meaning set forth in Section 3.01(b)(i).

“Bank” means Prospect Bank, an Ohio savings bank that is a wholly-owned subsidiary of Prospect.

“Cash Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Change in Recommendation” has the meaning set forth in Section 8.01(g).

“Claim” has the meaning set forth in Section 6.14(a).

“COBRA” has the meaning set forth in Section 6.15(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Compensation and Benefit Plans” has the meaning set forth in Section 5.03(m).

“Confidentiality Agreement” means the Confidentiality Agreement between Sky and Prospect, dated September 7, 2004, together with the Confidentiality Agreement between Sky and Friedman, Billings, Ramsey & Co., Inc. dated June 22, 2004.

“Consultants” has the meaning set forth in Section 5.03(m).

“Contract” means, with respect to any Person, any agreement, indenture, undertaking, debt instrument, contract, lease, understanding or other commitment, whether oral or in writing, to which such Person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“Costs” has the meaning set forth in Section 6.14(a).

“Directors” has the meaning set forth in Section 5.03(m).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Dissenting Shares” means Prospect Common Shares with respect to which rights pursuant to Section 1701.85 of the OGCL have been properly exercised.

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.04.

“Effective Time” means the effective time of the Parent Merger, as provided for in Section 2.04.

“Election” has the meaning set forth in Section 3.01(e).

“Election Deadline” has the meaning set forth in Section 3.01(e).

“Election Form” has the meaning set forth in Section 3.01(e).

“Election Period” has the meaning set forth in Section 3.01(e).

“Employees” has the meaning set forth in Section 5.03(m)(i). All references herein to “employees of Prospect” or “Prospect employees” shall be deemed to mean employees of Bank.

“Environmental Laws” means all applicable local, state and federal environmental, health and safety Laws, permits, authorizations, common Law or agency requirement, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04(a).

“Excluded Representations” has the meaning set forth in Section 5.02.

“Exchange Fund” has the meaning set forth in Section 3.04(a).

“FDIA” has the meaning set forth in Section 5.03(dd).

“FDIC” means the Federal Deposit Insurance Corporation.

“Fill Offer” has the meaning set forth in Section 8.01(e).

“Fill Option” has the meaning set forth in Section 8.01(e).

“FRB” means the Federal Reserve Board.

“GAAP” means generally accepted accounting principles as adopted for U.S. accounting principles, practices and methods.

“Governing Documents” means with respect to any Person, such Person’s articles or certificate of incorporation and its code of regulations/bylaws, or similar governing document.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Indemnified Party” has the meaning set forth in Section 6.14(a).

“Information” has the meaning set forth in Section 6.05(c).

“Intellectual Property Rights” has the meaning set forth in Section 5.03(ff).

“IRS” has the meaning set forth in Section 5.03(m)(ii).

The term “knowledge” means, with respect to a party hereto, knowledge after due inquiry of any officer of that party with the title of not less than a senior vice president or that party’s in-house counsel, if any.

“Law” means any federal, state, foreign or local statute, law, rule or regulation or any order, decision, decree, injunction, judgment, award or decree of any Governmental Authority.

“Letter of Transmittal” has the meaning set forth in Section 3.04(c).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance of any nature whatsoever.

“Loans” means loans, leases, extensions of credit (including guarantees), commitments to extend credit and other similar assets or obligations, as the case may be.

“Material Adverse Effect” means, with respect to Sky or Prospect, any effect that (a) is material and adverse to the condition (financial or otherwise), results of operations, assets, liabilities or business of Sky and its Subsidiaries taken as a whole, or Prospect and its Subsidiaries taken as a whole, respectively, or (b) would materially impair the ability of either Sky or Prospect to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Parent Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar Laws of general applicability or interpretations thereof by Governmental Authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, (ii) any modifications or changes to valuation policies and practices in connection with the Parent Merger or restructuring charges taken in connection with the Parent Merger, in each case in accordance with GAAP, (iii) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein and (iv) actions or omissions of a party that have been waived in accordance with Section 9.02 hereof.

“Material Interest” has the meaning set forth in the definition of “Related Person.”

“Merger Consideration” has the meaning set forth in Section 2.01 and Section 3.01(a).

“Mixed Election” has the meaning set forth in Section 3.01(b)(iii).

“NASD” means The National Association of Securities Dealers.

“NASDAQ” means The NASDAQ Stock Market, Inc.’s National Market System.

“New Certificates” has the meaning set forth in Section 3.04(a).

“ODFI” means the Ohio Department of Commerce, Division of Financial Institutions.

“OGCL” means the Ohio General Corporation Law.

“Old Certificates” has the meaning set forth in Section 3.04(a).

“OSS” means the Office of the Secretary of State of the State of Ohio.

“Out of Pocket Expenses” has the meaning set forth in Section 8.03(c).

“Parent Merger” has the meaning set forth in Section 2.01.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).

“Person” means any individual, bank, savings bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” by a party means information set forth in its Disclosure Schedule.

“Prospect” has the meaning set forth in the preamble to this Agreement.

“Prospect Affiliate” has the meaning set forth in Section 6.07.

“Prospect Articles” means the Articles of Incorporation of Prospect.

“Prospect Board” means the Board of Directors of Prospect.

“Prospect Code” means the Code of Regulations of Prospect.

“Prospect Common Shares” means the common stock, par value $0.50 per share, of Prospect.

“Prospect Financial Statements” has the meaning set forth in Section 5.03(g).

“Prospect Meeting” has the meaning set forth in Section 6.02.

“Prospect Off Balance Sheet Transaction” has the meaning set forth in Section 5.03(v).

“Prospect Recommendation” has the meaning set forth in Section 6.02.

“Prospect Stock Plans” means the option plans and agreements of Prospect and its Subsidiaries pursuant to which rights to purchase Prospect Common Shares are outstanding immediately prior to the Effective Time pursuant to the Prospect Bancshares, Inc. 1999 Stock Option and Incentive Plan, as amended.

“Proxy Statement/Prospectus” has the meaning set forth in Section 6.03(a).

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” means any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the issuance of deposits (including, without limitation, the ODFI, FRB and the FDIC) or the supervision or regulation of it or any of its subsidiaries.

“Related Person” means any Person (or family member of such Person) (a) that directly or indirectly, controls, or is under common control with, Prospect or any of its Affiliates, (b) that serves as a director, officer, employee, partner, member, executor or trustee of Prospect or any of its Affiliates or Subsidiaries (or in any other similar capacity), (c) that has, or is a member of a group having, direct or indirect beneficial ownership (as defined for purposes of Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least five percent of the outstanding voting power or equity securities or other equity interests representing at least five percent of the outstanding equity interests (a “Material Interest”) in Prospect or any of its Affiliates or (d) in which any Person (or family member of such Person) that falls under (a), (b) or (c) above directly or indirectly holds a Material Interest or serves as a director, officer, employee, partner, member, executor or trustee (or in any other similar capacity).

“Required Prospect Vote” has the meaning set forth in Section 5.03(e).

“Required Party” has the meaning set forth in Section 6.05(c).

“Requisite Regulatory Approvals” has the meaning set forth in Section 7.01(b).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Sky” has the meaning set forth in the preamble.

“Sky Articles” means the Articles of Incorporation of Sky, as amended.

“Sky Bank” means Sky Bank, an Ohio banking corporation that is a wholly-owned subsidiary of Sky.

“Sky Board” means the Board of Directors of Sky.

“Sky Code” means the Amended and Restated Code of Regulations of Sky

“Sky Common Shares” means the common stock, without par value, of Sky.

“Sky’s Financial Statements” has the meaning set forth in Section 5.04(l).

“Sky Preferred Shares” means the serial preferred stock, par value $10.00 per share, of Sky.

“Sky SEC Documents” has the meaning set forth in Section 5.04(g).

“Sky Shares” means the Sky Common Shares and Sky Preferred Shares.

“Stock Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary Merger” has the meaning set forth in Section 2.02.

“Superior Proposal” has the meaning set forth in Section 6.06.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Termination Fee” has the meaning set forth in Section 8.03(a).

“Treasury Stock” means Prospect Common Shares held by Prospect or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

“Voting Agreements” means those certain voting agreements by and among Sky and Harvey L. Glick, Page M. Vornbrock, Franklin E. Kass and Ronald A. Pizzuti.

ARTICLE II

The Merger

2.01    The Parent Merger.    At the Effective Time, (a) Prospect shall be merged with and into Sky (the “Parent Merger”), and (b) the separate corporate existence of Prospect shall cease and Sky shall survive and continue to exist as an Ohio corporation (Sky, as the surviving corporation in the Parent Merger, sometimes being referred to herein as the “Surviving Corporation”). The Sky Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, and the Sky Code, as in effect immediately prior to the Effective Time, shall be the Code of Regulations of the Surviving Corporation. Sky may at any time prior to the Effective Time change the method of effecting the Parent Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Prospect Shares as provided for in Article III of this Agreement (subject to adjustment as provided in Sections 3.05 and 8.01(e)), (ii) adversely affect the tax treatment of Prospect’s shareholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. If Sky makes such an election, Sky and Prospect shall execute an appropriate amendment to this Agreement in order to reflect such election.

2.02    The Subsidiary Merger.    At the time determined by Sky and specified by Sky Bank in the Certificate of Merger filed with the OSS (which shall not be earlier than the Effective Time), Bank shall merge with and into Sky Bank (the “Subsidiary Merger”) pursuant to an agreement to merge (the “Agreement to Merge”) to be executed by Bank and Sky Bank. Upon consummation of the Subsidiary Merger, the separate corporate existence of Bank shall cease and Sky Bank shall survive and continue to exist as a state banking corporation. Sky may at any time prior to the Effective Time change the method of effecting the Subsidiary Merger (including, without limitation, the provisions of this Section 2.02) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall adversely affect the tax treatment of Prospect’s shareholders as a result of receiving the Merger Consideration.

2.03    Effectiveness of the Parent Merger.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Parent Merger shall become effective upon the occurrence of the filing in the office of the OSS of a Certificate of Merger for the Parent Merger in accordance with Section 1701.81 of the OGCL, or such later date and time as may be set forth in such filing.

2.04    Effective Date and Effective Time.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, the parties shall cause the effective date of the Parent Merger (the “Effective Date”) to occur on a date to be determined by Sky and Prospect in their reasonable discretion, which date shall be a reasonably short time after the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement; provided, however, that no such designation shall cause the Effective Date to fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires. The time on the Effective Date when the Parent Merger shall become effective is referred to as the “Effective Time.”

ARTICLE III

Consideration; Exchange Procedures

3.01    Merger Consideration.    Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of any Person:

(a)    Outstanding Prospect Common Shares and Prospect Rights.    Except as otherwise provided in this Article III, at the Effective Time, each Prospect Common Share (excluding Treasury Stock and Prospect Common Shares held by Sky) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Parent Merger and on the Effective Date, be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.01(b), (e), (h), and (i)) into either (i) Sky Common Shares based upon a fixed exchange ratio of 1.425 Sky Common Shares for each Prospect Common Share (the “Stock Exchange Ratio”); (ii) cash in the amount of $35.00 for each Prospect Common Share (the “Cash Exchange Ratio”); or (iii) a combination of such Sky Common Shares and cash, as more fully set forth in Section 3.01(b)(iii).

Subject to adjustment for cash paid in lieu of fractional shares in accordance with Section 3.03, it is understood and agreed that the aggregate consideration will be a mixture of Sky Common Shares and cash, with 60% of the Prospect Common Shares issued and outstanding as of the Effective Time being exchanged for Sky Common Shares and 40% of the Prospect Common Shares issued and outstanding as of the Effective Time being exchanged for cash (collectively, the “Merger Consideration”).

(b)    Election as to Outstanding Prospect Common Shares.    The Prospect shareholders will have the following options in connection with the exchange of their Prospect Common Shares in connection with the Parent Merger (which options shall in each case be subject to the allocation procedures set forth in Sections 3.01(h) and (i)):

(i)    AT THE OPTION OF THE HOLDER, all of such holder’s Prospect Common Shares will be converted into and become Sky Common Shares at the Stock Exchange Ratio (such election, the “All Stock Election”); provided, however, that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.03; or

(ii)    AT THE OPTION OF THE HOLDER, all of such holder’s Prospect Common Shares will be converted into and become cash (payable by check) at the Cash Exchange Ratio (such election, the “All Cash Election”); or

(iii)    AT THE OPTION OF THE HOLDER, any whole number of such holder’s Prospect Common Shares will be converted into and become Sky Common Shares at the rate of the Stock Exchange Ratio and the remainder of such holder’s Prospect Common Shares will be converted into and become cash (payable by check) at the rate of the Cash Exchange Ratio (such election, the “Mixed Election”); provided, however, that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.03; or

(iv)    IF NO ELECTION (AS DEFINED IN SECTION 3.01(e)) IS MADE BY THE HOLDER BY THE ELECTION DEADLINE (AS DEFINED IN SECTION 3.01(e)), all of such holder’s Prospect Common Shares will be converted into the right to receive Sky Common Shares as set forth in Section 3.01(b)(i), cash as set forth in Section 3.01(b)(ii), or any combination of Sky Common Shares and cash as determined by Sky or, at Sky’s direction, by the Exchange Agent at the Stock Exchange Ratio and the Cash Exchange Ratio, as applicable; provided, however, that fractional shares will not be issued and cash will be paid in lieu thereof as provided in Section 3.03. Such shares of Prospect Common Shares will be allocated by the Exchange Agent pro rata among non-electing holders based upon the number of Prospect Common Shares for which an election has not been received by the Election Deadline in order to (A) achieve the overall ratio of sixty percent (60%) of Prospect Common Shares to be converted into Sky Common Shares and forty percent (40%) of Prospect Common Shares to be converted into cash, and (B) satisfy the elections made by Prospect shareholders to the greatest extent possible. Notice of such allocation shall be provided promptly to each shareholder whose Prospect Common Shares are allocated pursuant to this Section 3.01(b)(iv).

(c)    Treasury Shares and Shares Held by Sky.    Each Prospect Common Share held as Treasury Stock or held by Sky immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor. For purposes of this provision, shares held by Subsidiaries of Sky shall not be deemed to be held by Sky.

(d)    Outstanding Sky Common Shares.    Each Sky Common Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Parent Merger.

(e)    Procedures for Election.    An election form and other appropriate materials in such form as Prospect and Sky shall mutually agree (the “Election Form”) shall be mailed to shareholders of Prospect prior to the Election Period (defined below). The “Election Period” shall be such period of time as Prospect and Sky shall mutually agree, within which Prospect shareholders may validly elect the form of Merger Consideration set forth in Section 3.01(b) (the “Election”) that they will receive, occurring between (i) the date of the mailing by Prospect of the Proxy Statement for the special meeting of shareholders of Prospect at which this Agreement is presented for approval and (ii) five days prior to the Effective Date. The “Election Deadline” shall be the time, specified by Sky after consultation with Prospect, on the last day of the Election Period, which shall be no earlier than the fifth trading day prior to the Effective Date.

(f)    Perfection of the Election.    An Election shall be considered to have been validly made by a Prospect shareholder only if (i) the Exchange Agent (as defined in Section 3.04) shall have received an Election Form properly completed and executed by such shareholder and (ii) such Election Form shall have been received by the Exchange Agent prior to the Election Deadline.

(g)    Withdrawal of Election.    Any Prospect shareholder may at any time prior to the Election Deadline revoke its election and either (i) submit a new Election Form in accordance with the procedures in Section 3.01(f), or (ii) withdraw the Election Form by providing written notice that is received by the Exchange Agent by 5:00 p.m., local time for the Exchange Agent, on the business day prior to the Election Deadline. Elections may be similarly revoked if this Agreement is terminated.

(h)    Reduction of Shares Subject to Cash Election.    If more than forty percent (40%) of the total number of Prospect Common Shares issued and outstanding on the Effective Date would be converted into cash pursuant to All Cash Elections and Mixed Elections received by the Exchange Agent prior to the Election Deadline and not withdrawn pursuant to Section 3.01(g), Sky will promptly eliminate, or cause to be eliminated by the Exchange Agent, from the shares subject to the All Cash Election and Mixed Election (subject to the limitations described in Section 3.01(h)(iv)), a sufficient number of such shares so that the total number of shares remaining to be converted into cash pursuant to All Cash Elections and Mixed Elections is forty percent (40%) of the Prospect Common Shares issued and outstanding on the Effective Date. Such elimination will be effected as follows:

(i)    Subject to the limitations described in Section 3.01(h)(iv), Sky will eliminate or cause to be eliminated by the Exchange Agent from the shares to be converted into cash pursuant to the All Cash Election and the Mixed Election, and will add or cause to be added to the shares to be converted into Sky Common Shares, on a pro rata basis in relation to the total number of shares subject to the All Cash Election and the Mixed Election minus the number of shares subject to the All Cash Election by holders described in Section 3.01(h)(iv), such whole number of Prospect Common Shares to be converted into cash as may be necessary so that the total number of shares remaining to be converted into cash on the Effective Date is forty percent (40%) of the Prospect Common Shares issued and outstanding on the Effective Date;

(ii)    All Prospect Common Shares that are eliminated pursuant to Section 3.01(h)(i) from the shares to be converted into cash shall be converted into Sky Common Shares as provided by Section 3.01(b)(i);

(iii)    Notice of such allocation shall be provided promptly to each shareholder whose Prospect Common Shares are eliminated from the shares to be converted into cash pursuant to Section 3.01(h)(i); and

(iv)    Notwithstanding the foregoing, the holders of 100 or fewer Prospect Common Shares of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their Prospect Common Shares converted into Sky Common Shares.

(i)    Increase of Shares Subject to Cash Election.    If fewer than forty percent (40%) of the total number of Prospect Common Shares issued and outstanding on the Effective Date would be (A) shares to be converted into cash pursuant to All Cash Elections and Mixed Elections received by the Exchange Agent prior to the Election Deadline and not withdrawn pursuant to Section 3.01(g), and (B) shares for which no Election is made by the holder by the Election Deadline and which are converted into the right to receive cash pursuant to Section 3.01(b)(iv), Sky will promptly add, or cause to be added by the Exchange Agent, to such shares to be converted into cash, a sufficient number of Prospect Common Shares to be converted into Sky Common Shares pursuant to the All Stock Election or the Mixed Election so that the total number of Prospect Common Shares to be converted into cash on the Effective Date (after giving effect to Section 3.01(b)(iv)) is forty percent (40%) of the Prospect Common Shares issued and outstanding on the Effective Date. After giving effect to Section 3.01(b)(iv), such addition will be effected as follows:

(i)    Sky will add or cause to be added to the shares to be converted into cash pursuant to the All Cash Election or the Mixed Election, and the Exchange Agent will eliminate or cause to be eliminated from the shares to be converted into Sky Common Shares pursuant to the All Stock Election or the Mixed Election, on a pro rata basis in relation to the total number of Prospect Common Shares to be converted into Sky Common Shares pursuant to the All Stock Election or the Mixed Election, such whole number of Prospect Common Shares to be converted into Sky Common Shares as may be necessary so that the number of shares remaining to be converted into cash on the Effective Date (after giving effect to Section 3.01(b)(iv)) is forty percent (40%) of the Prospect Common Shares issued and outstanding on the Effective Date;

(ii)    All Prospect Common Shares that are eliminated pursuant to Section 3.01(i)(i) from the shares to be converted into Sky Common Shares shall be converted into cash as provided by Section 3.01(b)(ii); and

(iii)    Notice of such allocation shall be provided promptly to each shareholder whose Prospect Common Shares are added to the shares to be converted into cash pursuant to Section 3.01(i)(i).

3.02    Rights as Shareholders; Stock Transfers.    At the Effective Time, the Prospect Common Shares shall no longer be outstanding and shall automatically be canceled and cease to exist and holders of Prospect Common Shares shall cease to be, and shall have no rights as, shareholders of Prospect, other than to receive any dividend or other distribution with respect to such Prospect Common Shares with a record date occurring prior to the Effective Time, the consideration provided under this Article III and the appraisal rights in the case of Dissenting Shares. After the Effective Time, there shall be no transfers on the stock transfer books of Prospect or the Surviving Corporation of any Prospect Shares (other than Dissenting Shares, if applicable).

3.03    Fractional Shares.    Notwithstanding any other provision hereof, no fractional Sky Common Shares and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Parent Merger and no Sky dividend or other distribution or stock split or combination will relate to any fractional Sky Common Share, and such fractional Sky Common Shares will not entitle the owner thereof to vote or to any rights of a security holder of Sky; instead, Sky shall pay to each holder of Prospect Common Shares who would otherwise be entitled to a fractional Sky Common Share (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional Sky Common Share to which the holder would be entitled by $35.00.

3.04    Exchange Procedures.

(a)    At or prior to the Effective Time, Sky shall deposit, or shall cause to be deposited, with The Bank of New York (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates representing Prospect Common Shares (“Old Certificates”), for exchange in accordance with this Article III, certificates representing the Sky Common Shares (“New Certificates”) and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with a record date occurring on or after the Effective Date with respect thereto and any cash to be paid in lieu of fractional Sky Common Shares, being hereinafter referred to as the “Exchange Fund”) to be paid pursuant to this Article III in exchange for outstanding Prospect Common Shares.

(b)    No interest will be paid on any cash, including any cash to be paid in lieu of fractional Sky Common Shares or in respect of dividends or distributions, that any such Person shall be entitled to receive pursuant to this Article III.

(c)    Promptly after the Effective Time, Sky shall cause the Exchange Agent to mail to each holder of record of an Old Certificate that was converted pursuant to Section 3.01 (i) a form of letter of transmittal (the “Letter of Transmittal”) specifying that delivery will be effected, and risk of loss and title to the Old Certificates will pass, only upon proper delivery of the Old Certificates to the Exchange Agent and (ii) instructions and procedures for surrendering such Old Certificates in exchange for the New Certificates. Upon surrender of an Old Certificate for cancellation to the Exchange Agent, together with such Letter of Transmittal, duly executed, the holder of such Old Certificate shall receive in exchange therefor (A) a New Certificate representing that number of whole Sky Common Shares that such holder has the right to receive pursuant to the provisions of this Article III, and/or (B) a check in an amount equal to the sum of the cash to be paid to such holder as part of the Merger Consideration, the cash to be paid in lieu of any fractional Sky Common Shares to which such holder is entitled pursuant to Section 3.03 and/or the cash to be paid in respect of any dividends or distributions to which such holder may be entitled pursuant to Section 3.04(e), after giving effect to any required tax withholdings, and the Old Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Prospect Common Shares that is not registered in the transfer records of Prospect, a New Certificate representing the proper number of Sky Common Shares may be issued, and/or the cash to be paid as part of the Merger Consideration, in lieu of any fractional Sky Common Shares and/or in respect of any dividends or distributions may be paid, to a transferee if the Old Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.04(c), each Old Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a New Certificate and/or a check in an amount equal to the sum of the cash to be paid as part of the Merger Consideration, the cash to be paid in lieu of any fractional Sky Common Shares and/or the cash to be paid in respect of any dividends or distributions to which the holder may be entitled pursuant to Section 3.04(e) hereof.

(d)    Promptly following the date that is six months after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions described in this Agreement; and any holders of Prospect Common Shares who have not theretofore complied with this Article III may look thereafter only to the Surviving Corporation for the Sky Common Shares, any dividends or distributions thereon and any cash to be paid as part of the Merger Consideration or in lieu of fractional Sky Common Shares to which they are entitled pursuant to this Article III, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Prospect Common Shares for any Sky Common Shares, any dividends or distributions thereon or any cash to be paid as part of the Merger Consideration or in lieu of fractional Sky Common Shares delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)    No dividends or other distributions with respect to Sky Common Shares with a record date occurring on or after the Effective Date shall be paid to the holder of any unsurrendered Old Certificate representing Prospect Common Shares converted in the Parent Merger into the right to receive such Sky Common Shares until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to Sky Common Shares such holder had the right to receive upon surrender of the Old Certificates.

(f)    If any Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Sky, the posting by such Person of a bond in such reasonable amount as Sky may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Old Certificate (i) the number of Sky Common Shares to which such Person is entitled pursuant to Section 3.01(a)with respect to the Prospect Common Shares formerly represented thereby, and/or (ii) a check in an amount equal to the sum of the cash to be paid to such Person as part of the Merger Consideration, the cash to be paid in lieu of any fractional Sky Common Shares to which such Person is entitled pursuant to Section 3.03 and/or the cash to be paid in respect of any dividends or distributions to which such Person may be entitled pursuant to Section 3.04(e).

(g)    Sky is entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Prospect Common Shares and Prospect Stock Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable Law. To the extent that amounts are so withheld by Sky, such withheld amounts may be treated for all purposes of this Agreement as having been paid to the holders of Prospect Common Shares and Prospect Stock Options in respect of which such deduction and withholding were made by Sky.

3.05    Anti-Dilution Provisions.    In the event Sky changes (or establishes a record date for changing) the number of Sky Common Shares issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Sky Common Shares and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. In the event that Rights are issued under the Shareholder Rights Plan of Sky (then known as Citizens Bancshares, Inc.) dated July 21, 1998, and such Rights are issued between the date of this Agreement and the Effective Date, then Prospect shareholders who receive Sky Common Shares as a result of the Parent Merger shall additionally receive Rights on the Effective Date to the same extent they would have received Rights if they had held such Sky Common Shares when such Rights were issued.

3.06    Treatment of Stock Options.    There are currently outstanding options to purchase 122,000 Prospect Common Shares under the Prospect Stock Plan (each, a “Prospect Stock Option”). Each Prospect Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested and exercisable, shall be terminated immediately prior to the Effective Time and each grantee thereof shall be entitled to receive, in lieu of the Prospect Common Shares that would otherwise have been issuable upon exercise thereof, an amount in cash computed by multiplying (a) the excess, if any, of (i) the Average NMS Closing Price (as defined in Section 8.01(e)) multiplied by the Exchange Ratio over (ii) the exercise price of such Prospect Stock Option by (b) the number of Prospect Common Shares subject to the Prospect Stock Option. Prospect shall use commercially reasonable efforts to take or cause to be taken all action necessary to obtain a written consent from each holder of a Prospect Stock Option to permit such termination effective at the Effective Date. Prospect may elect to pay immediately prior to the Effective Time to each holder of a Prospect option from whom a written consent has been obtained pursuant to the preceding sentence the aggregate amount to which such holder is entitled pursuant to this Section 3.06.

ARTICLE IV

ACTIONS PENDING ACQUISITION

4 .01    Forbearances of Prospect.    From the date hereof until the earlier of the Effective Time and the termination of this Agreement, except as expressly contemplated by this Agreement and/or disclosed on Prospect’s Disclosure Schedule, without the prior written consent of Sky, which consent shall not be unreasonably withheld, Prospect shall not, and shall cause each of its Subsidiaries not to:

(a)    Ordinary Course.    Conduct the business of Prospect and its Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have an adverse affect upon Prospect’s ability to perform any of its material obligations under this Agreement.

(b)    [Reserved.]

(c)    Capital Stock.    Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional Prospect Common Shares or any Rights, (ii) permit any additional Prospect Common Shares to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, (iii) effect any recapitalization, reclassification, stock split or like change in capitalization or (iv) enter into, or take any action to cause any holders of Prospect Company Shares to enter into, any agreement, understanding or commitment relating to the right of holders of Prospect Company Shares to vote any Prospect Common Shares, or cooperate in any formation of any voting trust or similar arrangement relating to such shares, other than the Voting Agreements.

(d)    Dividends, Etc.    (i) Make, declare, pay or set aside for payment any dividend or distribution on any shares of its capital stock, other than (A) if the Parent Merger is not consummated by the record date for the payment of Sky’s cash dividend to its shareholders for the first quarter of 2005 (currently scheduled for March 15, 2005), Prospect may pay a cash dividend on Prospect Common Shares in an amount computed by multiplying the Stock Exchange Ratio by the amount of Sky’s cash dividend for the first quarter of 2005, and (B) dividends from wholly owned Subsidiaries to Prospect, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

(e)1Subsidiaries.    (i) Issue, sell or otherwise permit to become outstanding, (ii) transfer, mortgage, encumber or otherwise dispose of, (iii) permit the creation of any Lien in respect of, or (iv) amend or modify the terms of, any equity interests held in a Subsidiary of Prospect.

(f)    Compensation; Employment Agreements; Etc.    Enter into, amend, modify, renew or terminate any employment, consulting, severance, change in control or similar agreements or arrangements with any director, officer or employee of, or independent contractor with respect to, Prospect or its Subsidiaries, or grant any salary, wage or other increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary and usual course of business consistent with past practice, (ii) for other changes that are required by applicable Law, and (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

(g)    Benefit Plans.    Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by applicable Law, (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iii) the regular annual renewal of insurance Contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of, or independent contractor with respect to, Prospect or its Subsidiaries (or any dependent or beneficiary of any of the foregoing Persons), or take any action to accelerate the vesting or exercisability of, or the payment or distribution with respect to, stock options, restricted stock or other compensation or benefits payable thereunder.

(h)    Dispositions.    Sell, transfer, mortgage, encumber or otherwise dispose of or permit the creation of any Lien for sales of Loans, debt securities or similar investments (except for a Lien for Taxes not yet due and payable) in respect of, or discontinue any portion of, any of its assets, deposits, business or properties except in the ordinary and usual course of business consistent with past practice.

(i)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity, or acquire mortgage servicing rights, except in connection with existing correspondent lending relationships in the ordinary and usual course of business consistent with past practice.

(j)    Governing Documents.    Amend the Prospect Articles, Prospect Code or the Governing Documents of any of Prospect’s Subsidiaries.

(k)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(l)    Contracts.    Except in the ordinary and usual course of business consistent with past practice, enter into or terminate any material contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing material contracts.

(m)    Claims.    Settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involve solely money damages in an amount, individually or in the aggregate for all such settlements, that is immaterial to Prospect and its Subsidiaries, taken as a whole.

(n)    Adverse Actions.    (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Parent Merger set forth in Article VII not being satisfied or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law or (iii) engage in any new line of business or make any acquisition that would not be permissible for a United States bank holding company (as defined in the Bank Holding Company Act of 1956) or would subject Sky, Prospect or any Subsidiary of either to material regulation by a Regulatory Authority that does not presently regulate such company or to regulation by a Regulatory Authority that is materially different from current regulation.

(o)    Risk Management.    Except as required by applicable Law, (i) implement or adopt any material change in its credit risk and interest rate risk management and hedging policies and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to credit and interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(p)    Indebtedness.    Incur, cancel, release, assign, modify, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person with respect to any indebtedness for borrowed money in an amount in excess of $500,000; provided, however, that Prospect may continue to borrow from the Federal Home Loan Bank of Cincinnati in accordance with past practices.

(q)    Related Party Transactions.    Make any payment of cash or other consideration to, or make any Loan to or on behalf of, or enter into, amend or grant a consent or waiver under, or fail to enforce, any Contract with, any Related Person.

(r)    Taxes.    Make or change any material election with respect to Taxes, settle any material Tax audit or proceeding, enter into any Tax closing agreement or request any Tax private letter or similar ruling.

(s)    Loans.    (i) Extend credit for new loans, renewals and extensions on an unsecured basis to any Person in the aggregate over $250,000, (ii) extend credit for new loans on a secured basis to any Person in the aggregate over $750,000, (iii) extend credit for renewals or extensions on a secured basis to any Person in the aggregate over $1,000,000, (iv) extend credit for indirect loans to any Person in the aggregate over $150,000, or (v) extend credit for new loans, renewals and extensions of residential mortgage loans to any Person in the aggregate over $500,000.

(t)    Capital Expenditures.    Make any capital expenditures in excess of $100,000 in any one case or $500,000 in the aggregate or enter into any agreement contemplating capital expenditures in excess of $100,000 for any twelve-month period.

(u)    Commitments.    Agree or commit to do, or enter into any Contract regarding, anything that would be precluded by clauses (a) through (t).

4.02    Forbearances of Sky.    From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed on Sky’s Disclosure Schedule, without the prior written consent of Prospect, which consent shall not be unreasonably withheld, Sky shall not, and shall cause each of its Subsidiaries not to:

(a)    Ordinary Course.    Conduct the business of Sky and its Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have an adverse affect upon Sky’s ability to perform any of its material obligations under this Agreement.

(b)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(c)    Adverse Actions.    (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Parent Merger set forth in Article VII not being satisfied or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law.

(d)    Risk Management.    Except as required by applicable Law, (i) fail to follow its existing policies or practices with respect to managing its exposure to credit and interest rate hedging policies and other risk, or (ii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(e)    Commitments.    Agree or commit to do, or enter into any Contract regarding, anything that would be precluded by clauses (a) through (d).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01 Disclosure Schedules. On or prior to the date hereof, Sky delivered to Prospect a schedule and Prospect delivered to Sky a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its respective covenants contained in Article IV and Article VI; provided, however, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have or result in a Material Adverse Effect on the party making the representation. Prospect’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue, incorrect or to have been breached as a result of effects on Prospect arising solely from actions taken in compliance with a written request of Sky.

5.02    Standard.    No representation or warranty of Prospect or Sky contained in Section 5.03 (other than Sections 5.03(g), (h), (j), (k), and (r) (collectively, the “Excluded Representations”)) or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 (other than the Excluded Representations) or 5.04 (without giving effect to any limitation set forth in Section 5.03 (other than in the Excluded Representations) or 5.04 arising from the use of the words “material” or “materially” or the phrase “Material Adverse Effect” or similar qualifiers) has had, or is reasonably likely to have, a Material Adverse Effect.

5.03    Representations and Warranties of Prospect.    Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, Prospect hereby represents and warrants to Sky as follows:

(a)    Organization, Standing and Authority.    Prospect is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Prospect is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Bank is a state savings bank that is duly organized, validly existing and in good standing under the Laws of the State of Ohio. Bank is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b)    Capital Structure of Prospect.    The authorized capital stock of Prospect consists solely of 3,500,000 Prospect Common Shares, of which 1,225,000 Prospect Common Shares were outstanding as of the date hereof, and 350,000 Prospect Preferred Shares, of which none were outstanding as of the date hereof. As of the date hereof, no shares of Treasury Stock were held by Prospect or otherwise owned by Prospect or its Subsidiaries. The outstanding Prospect Common Shares have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, (i) there were no Prospect Common Shares authorized and reserved for issuance, (ii) Prospect did not have any Rights issued or outstanding with respect to Prospect Common Shares and (iii) Prospect did not have any commitment to authorize, issue or sell any Prospect Common Shares or Rights, except pursuant to this Agreement and the Prospect Stock Plans. Prospect does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of Prospect on any matter.

(c)    Subsidiaries.

(i)    (A) Prospect has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) Prospect owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no Contracts by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to Prospect or its wholly-owned Subsidiaries), (E) there are no Contracts relating to Prospect’s rights to vote or to dispose of any equity securities of any such Subsidiary and (F) all the equity securities of each Subsidiary held by Prospect or its Subsidiaries are fully paid and nonassessable (except pursuant to 12 U.S.C. Section 55) and are owned by Prospect or its Subsidiaries free and clear of any Liens.

(ii)    Except as Previously Disclosed, Prospect does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries. Prospect has Previously Disclosed, as of the date of this Agreement, a list of all equity securities it or one of its Subsidiaries holds involving, in the aggregate, beneficial ownership or control by Prospect or any such Subsidiary of 5% or more of any class of the issuer’s voting securities or 25% or more of any class of the issuer’s securities, including a description of any such issuer and the percentage of the issuer’s voting and/or non-voting securities and, as of the Effective Time, no additional Persons would need to be included on such a list.

(iii)    Each of Prospect’s Subsidiaries has been duly organized and is validly existing in good standing under the Laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. The Bank is Prospect’s only depository institution Subsidiary, and it (A) is an “insured depository institution” as defined in the Federal Deposit Insurance Act and the applicable regulations thereunder and (B) has a rating of “Satisfactory” or better under the Community Reinvestment Act of 1977 as of the date of this Agreement.

(d)    Corporate Power; Authorized and Effective Agreement.    Each of Prospect and its Subsidiaries has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Subject to the adoption of this Agreement by the holders of the requisite number of outstanding Prospect Common Shares entitled to vote on this Agreement and the approval of Regulatory Authorities, Prospect has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby, and the Bank has the corporate power and authority to consummate the Subsidiary Merger as contemplated by Section 2.02.

(e)    Corporate Authority.    Subject to adoption of this Agreement by the holders of a majority of the outstanding Prospect Common Shares entitled to vote thereon (which is the only shareholder vote required thereon) (the “Required Prospect Vote”), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Prospect and the Prospect Board on or before the date hereof. The Agreement to Merge, when executed by Bank, shall have been approved by the Board of Directors of Bank and by the Prospect Board, as the sole shareholder of Bank. This Agreement is a valid and legally binding obligation of Prospect, enforceable against Prospect in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles and except to the extent such enforceability may be limited by laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC). The Prospect Board has received the written opinion of Friedman, Billings, Ramsey & Co., Inc., to the effect that, as of the date hereof, the consideration to be received by the holders of Prospect Common Shares in the Parent Merger is fair to the holders of Prospect Common Shares from a financial point of view.

(f)    Regulatory Filings; No Defaults.

(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Prospect or any of its Subsidiaries in connection with the execution, delivery or performance by Prospect of this Agreement or to consummate the Parent Merger or the other transactions contemplated hereby except for (A) filings of applications and notices, as applicable, with Regulatory Authorities, (B) filings with the SEC and state securities authorities, and (C) the filing of the Certificates of Merger with the OSS pursuant to the OGCL. As of the date hereof, Prospect is not aware of any reason why the Requisite Regulatory Approvals (as defined in Section 7.01(b)) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)    Subject to receipt of the regulatory and shareholder approvals referred to above and expiration of related regulatory waiting periods, and required filings under federal and state securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any Law, governmental permit or license, or Contract of Prospect or of any of its Subsidiaries or to which Prospect or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Governing Documents of Prospect or any of its Subsidiaries or (C) require any consent or approval under any such Law, governmental permit or license, or governmental Contract.

(g)    Financial Reports; Material Adverse Effect.

(i)    Prospect has delivered to Sky (A) the audited financial statements of Prospect for each of the fiscal years ended December 31, 2002 and 2003, consisting of consolidated balance sheets and the related consolidated statements of income and retained earnings and cash flows for the fiscal years ended on such dates, including accompanying notes and the related reports thereon of Crowe Chizek and Company, LLC and (B) the unaudited consolidated statement of financial condition of Prospect as of June 30, 2004, and the related consolidated statements of income and retained earnings and cash flows for the six months then ended (collectively, the “Prospect Financial Statements”). The Prospect Financial Statements fairly present in all material respects the consolidated financial position of Prospect and its consolidated Subsidiaries as of the dates thereof and for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii)    Since December 31, 2003, except as Previously Disclosed, (A) Prospect and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and have not taken any action that, if it had been in effect, would have violated or been inconsistent with the provisions of Section 4.01 hereto (except that new loans, renewals and extensions made in excess of the amounts set forth in Section 4.01(s) were made prior to the date hereof without obtaining the prior consent of Sky), and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect on Prospect.

(h)    Litigation.    Except as Previously Disclosed, no material litigation, claim or other proceeding before any court or governmental agency is pending against Prospect or any of its Subsidiaries and, to Prospect’s knowledge, no such litigation, claim or other proceeding has been threatened.

(i)    Regulatory Matters.

(i)    Neither Prospect nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Regulatory Authorities.

(ii)    Neither Prospect nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(j)    Compliance with Laws.

(i)    Except as Previously Disclosed, each of Prospect and its Subsidiaries:

(A)    is in material compliance with all Laws applicable thereto or to the employees conducting such businesses, including, without limitation, the USA Patriot Act of 2001, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices;

(B)    has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities and Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Prospect’s knowledge, no suspension or cancellation of any of them is threatened or would reasonably be expected to occur, and all such filings, applications and registrations are current; and

(C)    has received, since December 31, 2003, no notification or communication from any Regulatory Authority or Governmental Authority (1) asserting that Prospect or any of its Subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances that such Regulatory Authority or Governmental Authority enforces, (2) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Prospect’s knowledge, do any grounds for any of the foregoing exist) or (3) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on banking organizations generally);

(D)    is not aware of any pending or threatened investigation, review or disciplinary proceedings by any Governmental Authority against Prospect, any of its Subsidiaries or any officer, director or employee thereof;

(E)    is not subject to any order or decree issued by, or a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or a recipient of any supervisory letter from, and has not adopted any board resolutions at the request of, any Governmental Authority and has not been advised by any Governmental Authority that it is considering issuing or requesting any such agreement or other action; and

(ii)    None of Prospect or its Subsidiaries has engaged in any of the practices listed in Office of the Comptroller of the Currency Advisory Letter AL 2000-7 as “indications that an institution may be engaging in abusive lending violations” or as practices that “may suggest the potential for fair lending violations” or has originated, owned or serviced or currently owns or services any Loan subject to the requirements of Section 226.32 of title 12 of the Code of Federal Regulations.

(k)    Material Contracts; Defaults.    Except for this Agreement and Contracts which have been Previously Disclosed, neither Prospect nor any of its Subsidiaries is a party to, bound by or subject to any Contract (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by Prospect or any of its Subsidiaries (including without limitation a non-compete or similar provision). Neither Prospect nor any of its Subsidiaries nor, to Prospect’s knowledge, any other party thereto is in material default under any Contract to which it is a party, by which its respective assets, business, or operations may be bound or materially affected in any way, or under which it or its respective assets, business, or operations receive material benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a material default. Prospect has Previously Disclosed a complete and accurate listing and copies of the following materials: (A) each Contract that involves performance of services or delivery of goods or materials by Prospect or any of its Subsidiaries of an amount or value in excess of $25,000 annually with a remaining term greater than one year; and (B) each Contract that involves expenditures or receipts of Prospect or its Subsidiaries in excess of $25,000 annually with a remaining term greater than one year, including but not limited to consulting, systems, software, ATM, network, telephone, communications, data processing, reporting, armored transportation, guard, security, security monitoring, janitorial, landscaping, maintenance, credit card, check printing, marketing or other service agreements.

(l)    No Brokers.    No action has been taken by Prospect that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for the fees to be paid to Friedman, Billings, Ramsey & Co., Inc.

(m)    Employee Benefit Plans.

(i)    Section 5.03(m)(i) of Prospect’s Disclosure Schedule contains a complete and accurate listing of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements [other than those described in Department of Labor (“DOL”) Reg. §§2510.3-1(b) through (k), 2510.3-2(d) and 2510.3-3(b)] maintained or contributed to by Prospect or any of its Subsidiaries and in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of Prospect or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”). However, Compensation and Benefit Plans does not include plans, funds, programs, policies, practices or procedures maintained or funded by Employees, Consultants, Officers or Directors for their own benefit or for the benefit of their employees such as individual retirement arrangements or plans described in Section 401(a) of the Code benefiting (or intended to benefit) themselves or other persons who are not Employees. Neither Prospect nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, except as otherwise contemplated by Section 4.01(g) of this Agreement or as required by applicable law.

(ii)    Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable Law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable Law have been timely made. Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received (or has applied for or will timely apply for) a favorable determination letter from the Internal Revenue Service (“IRS”), and Prospect is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of Prospect, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Prospect nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Prospect or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)    Neither Prospect nor any Subsidiary maintains or contributes to or is obligated to contribute to (or ever maintained, contributed to or was obligated to contribute to) any program subject to Section 412 of the Code or Title IV of ERISA. To the knowledge of Prospect, there is no pending investigation or enforcement action by the Department of Labor or IRS or any other governmental agency with respect to any Compensation and Benefit Plan.

(iv)    All contributions required to be made under the terms of any Compensation and Benefit Plan or any other plan maintained by any entity that is considered to be related to Prospect under Section 414(b) or (c) of the Code have been timely made in cash or have been reflected on Prospect’s Financial Statements (as defined in Section 5.03(q)(i) below) as of December 31, 2003.

(v)    Neither Prospect nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. There has been no communication to Employees by Prospect or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis or those derived from a Pension Plan.

(vi)    Prospect and its Subsidiaries do not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii)    With respect to each Compensation and Benefit Plan, if applicable, Prospect has provided or made available to Sky, true and complete copies of existing: (A) the current versions of Compensation and Benefit Plan documents and all subsequently adopted amendments thereto; (B) the current versions of trust instruments and insurance Contracts; (C) two most recent Forms 5500 filed with the IRS; (D) the most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5310 or Form 5330 filed within the past year with the IRS; and (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

(viii)    Except as disclosed on Section 5.03(m)(viii) of Prospect’s Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix)    Neither Prospect nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(x)    Except as disclosed on Section 5.03(m)(x) of Prospect’s Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of Sky, Prospect or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code) of Prospect on a consolidated basis, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(n)    Labor Matters.    Neither Prospect nor any of its Subsidiaries is a party to or is bound by any Contract, collective bargaining agreement or other understanding with a labor union or labor organization, nor is Prospect or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Prospect or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Prospect’s knowledge, threatened, nor is Prospect aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o)    Takeover Laws.    Assuming Sky is not an “interested shareholder” as that term is defined under Section 1704.01(C)(8) of the OGCL as of the date hereof, and will not be prior to the Prospect Board’s approval of the Voting Agreements, Prospect has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement, the Voting Agreements and the transactions contemplated hereby are exempt from, (i) the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover Laws of the State of Ohio (collectively, “Takeover Laws”) applicable to it and (ii) any other applicable provision of the Governing Documents of Prospect or any of its Subsidiaries.

(p)    Environmental Matters.    Except as Previously Disclosed, to Prospect’s knowledge, neither the conduct nor operation of Prospect or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Prospect’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Prospect’s knowledge, neither Prospect nor any of its Subsidiaries has received any notice from any Person that Prospect or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

(q)    Tax Matters.

(i)    All Tax Returns that are required to be filed by or with respect to Prospect and its Subsidiaries have been duly filed, (A) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full as required, (B) except as Previously Disclosed, none of the Tax Returns referred to in clause (i) the statute of limitations of which is still open has been examined by the IRS or the appropriate state, local or foreign taxing authority, (C) all deficiencies asserted or assessments made as a result of any examination of a taxing authority have been paid in full, (D) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (E) no waivers of statutes of limitations have been given by or requested with respect to any Taxes of Prospect or its Subsidiaries. Prospect has made or will make available to Sky true and correct copies of the United States federal income Tax Returns filed by Prospect and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 2003. Neither Prospect nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes in excess of the amounts accrued with respect thereto that are reflected in the Prospect Financial Statements. As of the date hereof, neither Prospect nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(ii)    No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(r)    Risk Management Instruments.    All interest rate swaps, caps, floors, option agreements, futures and forward Contracts and other similar risk management arrangements, whether entered into for Prospect’s own account, or for the account of one or more of Prospect’s Subsidiaries or their customers (all of which are listed on Prospect’s Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable Laws and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Prospect or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Prospect nor its Subsidiaries, nor to Prospect’s knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s)    Accounting Controls.    Each of Prospect and its Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Prospect Board, that (i) all material transactions are executed in accordance with management’s general or specific authorization; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to any criteria applicable to such statements, (iii) access to the material property and assets of Prospect and its Subsidiaries is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(t)    Books and Records.    Except for the minutes relating to the process leading to this Agreement and the transactions contemplated hereunder and the process leading to a similar, but abandoned, transaction (which have not yet been prepared, approved and/or placed in the Prospect minute book), the books and records of Prospect and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

(u)    Insurance.    Section 5.03(u) of Prospect’s Disclosure Schedule sets forth a list of all of the insurance policies, binders, or bonds maintained by Prospect or its Subsidiaries. Prospect and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Prospect reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Prospect and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(v)    Prospect Off Balance Sheet Transactions.    Section 5.03(v) of Prospect’s Disclosure Schedule sets forth a true and complete list of all affiliated Prospect entities, including, without limitation, all special purpose entities, limited purpose entities and qualified special purpose entities, in which Prospect or any of its Subsidiaries or any officer or director of Prospect or any of its Subsidiaries has an economic or management interest. Section 5.03(v) of Prospect’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such Prospect affiliated entity, on the one hand, and Prospect, any of its Subsidiaries, and any officer or director of Prospect or any of its Subsidiaries, on the other hand, that are not reflected in the consolidated financial statements of Prospect (each, an “Prospect Off Balance Sheet Transaction”), along with the following information with respect to each such Prospect Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Prospect or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Prospect or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Prospect or any of its Subsidiaries.

(w)    Disclosure.    The information Previously Disclosed by Prospect, when taken together with the representations and warranties contained in this Section 5.03, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained therein, in the light of the circumstances in which they are being made, not misleading.

(x)    Material Adverse Change.    Since December 31, 2003, Prospect has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations that has had or could reasonably be expected to have a Material Adverse Effect on Prospect.

(y)    Absence of Undisclosed Liabilities.    Neither Prospect nor any of its Subsidiaries has any liability or obligation (whether accrued, contingent, absolute, determined, determinable or otherwise) that is material to Prospect on a consolidated basis, or that, when combined with all liabilities as to similar matters, would be material to Prospect on a consolidated basis, except as disclosed in the Prospect Financial Statements.

(z)    Properties.    Prospect and its Subsidiaries have good and (as to real estate) marketable title, free and clear of all Liens to all of the properties and assets, real and personal, reflected on the Prospect Financial Statements as being owned by Prospect as of December 31, 2003 or acquired after such date, except (i) statutory Liens for amounts not yet due and payable, (ii) pledges to secure deposits and borrowings and other Liens incurred in the ordinary and usual course of banking business, (iii) such imperfections of title, easements, Liens, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business and (v) Liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which Prospect or any of its Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that Prospect or any such Subsidiary has agreed to terminate since the date hereof) are with unrelated third parties that are not Related Persons and are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and to general equity principles) without default thereunder by the lessee or, to Prospect’s knowledge, the lessor. Prospect has Previously Disclosed a complete and accurate listing and copies of each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contracts affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $25,000 and with terms of less than one year).

(aa)    Loans.    Each Loan reflected as an asset in the Prospect Financial Statements and each balance sheet date subsequent thereto, other than Loans the unpaid balance of which does not exceed $200,000 in the aggregate, (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as Previously Disclosed, as of the date of this Agreement, Bank is not a party to a Loan with any director, executive officer or 5% shareholder of Prospect or any of its Subsidiaries or any Person controlling, controlled by or under common control with any of the foregoing. All Loans that have been made by Bank and that are subject either to Section 22(g) or (h) of the Federal Reserve Act, as amended, comply therewith.

(bb)    Allowance for Loan Losses.    The allowance for loan losses reflected on the Prospect Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on outstanding Loans, net of recoveries.

(cc)    Repurchase Agreements.    With respect to all agreements pursuant to which Prospect or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Prospect or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(dd)    Deposit Insurance.    The deposits of Bank are insured by the FDIC in accordance with The Federal Deposit Insurance Act (“FDIA”), and Bank has paid all assessments and filed all reports required by the FDIA.

(ee)    Related Party Transactions.    Except as Previously Disclosed, Prospect and its Subsidiaries have not entered into any transactions with a Related Person.

(ff)    Intellectual Property.    Prospect and its Subsidiaries own or have a valid right to use all material patents, trademarks, trade names, service marks, domain names, copyrights, and any applications and registrations therefor, technology, trade secrets, know-how, computer software and tangible and intangible proprietary information and materials (collectively, the “Intellectual Property Rights”) as are necessary in connection with the business of Prospect and its Subsidiaries, taken as a whole. Prospect has Previously Disclosed a complete and accurate listing of each material registration, licensing agreement or other Contract with respect to Intellectual Property Rights, including agreements with current or former employees, consultants or contractors regarding the appropriation or the non-disclosure of any of the intellectual property of Prospect or its Subsidiaries. To the knowledge of Prospect, neither Prospect nor any of its Subsidiaries have infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party, and no third party has infringed, misappropriated or violated any Intellectual Property Rights owned or exclusively licensed by or to Prospect or its Subsidiaries.

5.04    Representations and Warranties of Sky.    Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Sky hereby represents and warrants to Prospect as follows:

(a)    Organization, Standing and Authority.    Sky is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio. Sky is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Sky is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. Sky Bank is a state banking association duly organized, validly existing and in good standing under the Laws of the State of Ohio. Sky Bank is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b)    Sky Shares.

(i)    The authorized capital stock of Sky consists of 360,000,000 shares, of which (A) 350,000,000 shares are Sky Common Shares, without par value, of which 105,477,188 shares were outstanding as of the close of business on the trading day immediately preceding the date hereof, and (B) 10,000,000 shares are Sky Preferred Shares, par value $10.00 per share, of which no shares are outstanding as of the date hereof. As of the date hereof, except as set forth in its Disclosure Schedule, Sky does not have any Rights issued or outstanding with respect to Sky Common Shares and Sky does not have any commitment to authorize, issue or sell any Sky Common Shares or Rights, except pursuant to this Agreement. The outstanding Sky Common Shares have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii)    The Sky Common Shares to be issued in exchange for Prospect Common Shares in the Parent Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Sky Common Shares to enable Sky to issue in the Parent Merger the portion of the Merger Consideration consisting of Sky Common Shares.

(c)    Subsidiaries.    Sky has Previously Disclosed a list of all its Subsidiaries together with the jurisdiction or organization of each Subsidiary. Each of Sky’s Subsidiaries has been duly organized and is validly existing in good standing under the Laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and, except as Previously Disclosed, it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries.

(d)    Corporate Power.    Each of Sky and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Sky has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.

(e)    Corporate Authority; Authorized and Effective Agreement.    This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Sky and the Sky Board prior to the date hereof and no shareholder approval is required on the part of Sky. The Agreement to Merge, when executed by Sky Bank, shall have been approved by the Board of Directors of Sky Bank and by the Sky Board, as the sole shareholder of Sky Bank. This Agreement is a valid and legally binding agreement of Sky, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors rights or by general equity principles and except to the extent such enforceability may be limited by laws relating to the safety and soundness of insured depository institutions as set forth in 12U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC).

(f)    Regulatory Approvals; No Defaults.

(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Sky or any of its Subsidiaries in connection with the execution, delivery or performance by Sky of this Agreement or to consummate the Parent Merger or the other transactions contemplated hereby except for (A) the filing of applications and notices, as applicable, with the Regulatory Authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filing of the Certificates of Merger with the OSS pursuant to the OGCL; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of Sky Common Shares in the Parent Merger; and (E) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Sky is not aware of any reason why the Requisite Regulatory Approvals (as defined in Section 7.01(b)) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)    Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any Law, governmental permit or license, or Contract of Sky or of any of its Subsidiaries or to which Sky or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Governing Documents of Sky or any of its Subsidiaries, or (C) require any consent or approval under any such Law, governmental permit or license, or governmental Contract.

(g)    Financial Reports and SEC Documents; Material Adverse Effect.    Sky’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and 2003, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2003 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed, together with any amendments required to be made with respect thereto, that were required to be filed with any applicable Governmental Authority under any applicable Law (collectively, “Sky SEC Documents”) as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Sky SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Sky and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such Sky SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of Sky and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(h)    Litigation; Regulatory Action.

(i)    No material litigation, claim or other proceeding before any court or governmental agency is pending against Sky or any of its Subsidiaries and, to Sky’s knowledge, no such litigation, claim or other proceeding has been threatened.

(ii)    Neither Sky nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from a Regulatory Authority, nor has Sky or any of its Subsidiaries been advised by a Regulatory Authority that such agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(i)    Compliance with Laws.

(i)    Each of Sky and its Subsidiaries:

(A)    is in material compliance with all applicable Laws applicable thereto or to the employees conducting such businesses, including, without limitation, the USA Patriot Act of 2001, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, Sarbanes-Oxley, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices;

(B)    has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities and Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Sky’s knowledge, no suspension or cancellation of any of them is threatened or would reasonably be expected to occur, and all such filings, applications and registrations are current;

(C)    has received, since December 31, 2003, no notification or communication from any Regulatory Authority or Governmental Authority (1) asserting that Sky or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances that such Regulatory Authority or Governmental Authority enforces, (2) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Sky’s knowledge, do any grounds for any of the foregoing exist) or (3) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on banking organizations generally);

(D)    is not aware of any pending or threatened investigation, review or disciplinary proceedings by any Governmental Authority against Sky, any of its Subsidiaries or any officer, director or employee thereof;

(E)    is not subject to any order or decree issued by, or a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or a recipient of any supervisory letter from, and has not adopted any board resolutions at the request of, any Governmental Authority and has not been advised by any Governmental Authority that it is considering issuing or requesting any such agreement or other action; and

(ii)    None of Sky or its Subsidiaries has engaged in any of the practices listed in Office of the Comptroller of the Currency Advisory Letter AL 2000-7 as “indications that an institution may be engaging in abusive lending violations” or as practices that “may suggest the potential for fair lending violations” or has originated, owned or serviced or currently owns or services any Loan subject to the requirements of Section 226.32 of title 12 of the Code of Federal Regulations.

(j)    Brokerage and Finder’s Fees.    Sky has not employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation in connection with this Agreement or the transactions contemplated hereby.

(k)    Takeover Laws.    Sky has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to Sky.

(l)    Tax Matters.    (i) All Tax Returns that are required to be filed by or with respect to Sky and its Subsidiaries have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full as required, (iii) except as Previously Disclosed, none of the Tax Returns referred to in clause (i) the statute of limitations of which is still open has been examined by the IRS or the appropriate state, local or foreign taxing authority, (iv) all deficiencies asserted or assessments made as a result of any examination of a taxing authority have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) except as Previously Disclosed, no waivers of statutes of limitations have been given by or requested with respect to any Taxes of Sky or its Subsidiaries. Neither Sky nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Sky SEC Documents filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Sky SEC Documents filed on or prior to the date hereof (“Sky’s Financial Statements”). As of the date hereof, neither Sky nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Parent Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code.

(m)    Books and Records.    Except for the minutes relating to the process leading to this Agreement and the transactions contemplated hereunder (which have not yet been prepared, approved and/or placed in the Sky minute book), the books and records of Sky and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the substance of events and transactions included therein.

(n)    Disclosure.    The information Previously Disclosed by Sky, when taken together with the representations and warranties contained in this Section 5.04, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained therein, in light of the circumstances in which they are being made, not misleading.

(o)    Material Adverse Change.    Since December 31, 2003, Sky has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations, except as disclosed in the Sky SEC Documents filed prior to the date of this Agreement, that has had or could reasonably be expected to have a Material Adverse Effect on Sky and its Subsidiaries taken as a whole.

(p)    Deposit Insurance.    The deposits of Sky Bank are insured by the FDIC in accordance with the FDIA, and Sky Bank has paid all assessments and filed all reports required by the FDIA.

(q)    Allowance for Loan Losses.    The allowance for loan losses reflected on the Sky Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on outstanding Loans, net of recoveries.

ARTICLE VI

Covenants

6.01    Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, each of Prospect and Sky agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Parent Merger and the Subsidiary Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

(b)    Without limiting the generality of Section 6.01(a), Prospect shall use its reasonable best efforts to obtain the consent or approval of all Persons party to a Contract with Prospect or any of its Subsidiaries, to the extent such consent or approval is required in order to consummate the Parent Merger and the Subsidiary Merger or for the Surviving Corporation to receive the benefits of such Contract.

6.02    Shareholder Approval.    Prospect agrees to take, in accordance with applicable Law, rules and the Prospect Articles and Prospect Code, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by Prospect’s shareholders for consummation of the Parent Merger and the transactions contemplated hereby (including any adjournment or postponement, the “Prospect Meeting”), and to solicit shareholder approval, as promptly as practicable after the Registration Statement is declared effective. The Prospect Board shall recommend that Prospect’s shareholders adopt this Agreement at the Prospect Meeting (the “Prospect Recommendation”), unless with respect to such recommendation, the Prospect Board, after consultation with independent legal counsel, determines in good faith that it would constitute, or could reasonable be expected to constitute, a breach of its applicable fiduciary duties. The obligation of Prospect to hold the Prospect Meeting shall not be affected by any Acquisition Proposal or any other event or circumstance.

6.03    Registration Statement.

(a)    Sky agrees to prepare pursuant to all applicable Laws a registration statement on Form S-4 (the “Registration Statement”) to be filed by Sky with the SEC in connection with the issuance of Sky Common Shares in the Parent Merger (including the proxy statement and prospectus and other proxy solicitation materials of Prospect constituting a part thereof (the “Proxy Statement”) and all related documents). Prospect agrees to cooperate, and to cause its Subsidiaries to cooperate, with Sky, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that Prospect and its Subsidiaries have cooperated as required above, Sky agrees to file the Proxy Statement and the Registration Statement (together, the “Proxy Statement/Prospectus”) with the SEC as promptly as reasonably practicable. Sky and Prospect shall cause the Proxy Statement/Prospectus to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the rules of the NASDAQ. Each of Prospect and Sky agrees to use all reasonable efforts to cause the Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Sky also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Prospect agrees to furnish to Sky all information concerning Prospect, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing. Prospect shall use all reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders at the earliest practicable date after the Proxy Statement/Prospectus is declared effective.

(b)    Each of Prospect and Sky agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Prospect shareholders and at the time of the Prospect Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement that, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or that will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Prospect and Sky further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c)    Sky agrees to advise Prospect, promptly after Sky receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Sky Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04    Press Releases.    Each of Prospect and Sky agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable Law or NASDAQ rules.

6.05    Access; Confidentiality.

(a)    Prospect shall, upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford Sky and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as Sky may reasonably request and, during such period, it shall furnish promptly to Sky (i) a copy of each material report, schedule and other document filed by it pursuant to federal or state securities or banking Laws, and (ii) all other information concerning the business, properties and personnel of Prospect as Sky may reasonably request.

(b)    Sky shall, upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford Prospect and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), and to such other information as Prospect may reasonably request and, during such period, it shall furnish promptly to Prospect (i) a copy of each material report, schedule and other document filed by it pursuant to federal or state securities or banking Laws, and (ii) all other information concerning the business or properties of Sky as Prospect may reasonably request.

(c)    Each of Prospect and Sky agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of Prospect and Sky, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided, however, that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.05 shall not apply to information included in the Registration Statement or to be included in the Proxy Statement/Prospectus to be sent to the shareholders of Prospect and Sky under Section 6.03. Prospect and Sky agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Subject to the requirements of Law, each party shall keep confidential, and shall cause its representatives to keep confidential, all Information and documents obtained (as well as any other Information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such Information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains, (iv) is or becomes readily ascertainable from published information or trade sources or (v) is such that such party is required by Law or court order to disclose. If either party is required or reasonably believes that it is required to disclose any information described in this Section 6.05(c) by (A) Law, (B) any court of competent jurisdiction or (C) any inquiry or investigation by any Governmental Authority that is lawfully entitled to require any such disclosure, such party (the “Required Party”) shall, so far as it is lawful, notify the other party of such required disclosure on the same day that the Required Party (1) is notified of a request for such disclosure from the relevant Governmental Authority or (2) determines that such disclosure is required, whichever is earlier. Immediately thereafter, and to the extent practical on the same day, and subject to applicable Laws, the parties shall discuss and use their reasonable best efforts to agree as to the mandatory nature, the required timing and the required content of such disclosure. The Required Party shall furnish only that portion of the information described in this Section 6.05 that is legally required to be disclosed and shall exercise its reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the information described in this Section 6.05 so furnished. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing Information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(d)    During the period from the date of this Agreement to the Effective Time, Prospect shall promptly furnish Sky with copies of all monthly and other interim financial statements produced in the ordinary and usual course of business as the same shall become available.

6 .06    Acquisition Proposals.    Prospect agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ officers, directors, agents, advisors and Affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any Person relating to, any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Prospect Board from (a) making any disclosure to its shareholders if, in the good faith judgment of the Prospect Board, after having consulted with and considered the advice of outside counsel to the Prospect Board, failure so to disclose would be a breach of its fiduciary duties under applicable Law; provided further, however, that any such disclosure regarding an Acquisition Proposal shall be deemed to be a Change in Recommendation unless the Prospect Board reaffirms the Prospect Recommendation; (b) before the date of the Prospect Meeting, providing (or authorizing the provision of) information to, or engaging in (or authorizing) such discussions or negotiations with, any Person who has made an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a breach of this Section 6.06; or (c) recommending such an Acquisition Proposal to its shareholders if and only to the extent that, in the case of actions referred to in clause (b) and/or (c), (i) such Acquisition Proposal is, or is reasonably expected to lead to, a Superior Proposal, (ii) the Prospect Board, after having consulted with and considered the advice of outside counsel to the Prospect Board, determines in good faith that providing such information or engaging in such negotiations or discussions, or making such recommendation is required in order to discharge the directors’ fiduciary duties to Prospect and its shareholders in accordance with applicable Law, and (iii) the Company receives from such Person a confidentiality agreement substantially in the form of the Confidentiality Agreement. For purposes of this Agreement, a “Superior Proposal” means any Acquisition Proposal by a third party on terms that the Prospect Board determines in its good faith judgment, after receiving the advice of its financial advisors, to be materially more favorable from a financial point of view to Prospect and its shareholders than the Parent Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law. Prospect also shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Sky, with respect to any of the foregoing. Prospect shall promptly (within one business day) advise Sky following the receipt by Prospect of any Acquisition Proposal and the material terms thereof (including the identity of the Person making such Acquisition Proposal), and advise Sky of any developments (including any change in such terms) with respect to such Acquisition Proposal promptly upon the occurrence thereof. Prospect agrees that neither it nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of or release any of its rights under any confidentiality or standstill agreement to which it is a party. Prospect shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction. Nothing contained in this Section 6.06 or any other provision of this Agreement will prohibit Prospect or the Prospect Board from notifying any third party that contacts Prospect on an unsolicited basis after the date of this Agreement concerning an Acquisition Proposal of Prospect’s obligations under this Section 6.06.

6.07    Affiliate Agreements.    Not later than the 15th day prior to the mailing of the Proxy Statement, Prospect shall deliver to Sky a schedule of each Person that, to its knowledge, is or is reasonably likely to be, as of the date of the Prospect Meeting, deemed to be an “affiliate” of Prospect (each, a “Prospect Affiliate”) as that term is used in Rule 145 under the Securities Act. Prospect shall cause each Person who may be deemed to be a Prospect Affiliate to execute and deliver to Prospect on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit A.

6.08    Takeover Laws.    No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.09    No Rights Triggered.    Prospect shall take all reasonable steps necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, do not and will not result in the grant of any rights to any Person (a) under the Governing Documents of Prospect or (b) under any material Contract to which it or any of its Subsidiaries is a party except, in each case, as Previously Disclosed or contemplated by this Agreement.

6 .10    Conformance of Policies and Practices.    Prior to the Effective Date, Prospect shall, consistent with GAAP and on a basis mutually satisfactory to it and Sky, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) as well as other management and operating policies and practices so as to be applied on a basis that is consistent with that of Sky; provided, however, that Prospect shall not be obligated to take any such action pursuant to this Section 6.10 involving a valuation adjustment or earnings charge earlier than 30 days prior to the Effective Date, and unless and until Sky acknowledges that all conditions to the obligations of Sky to consummate the Parent Merger have been satisfied and certifies to Prospect that Sky’s representations and warranties, subject to Section 5.02, are true and correct as of such date and that Sky is otherwise materially in compliance with this Agreement. Prospect’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 6.10.

6.11    Transition.    Prospect and its Subsidiaries shall reasonably cooperate with Sky and its Subsidiaries in order to facilitate an orderly transition of the management of the business of Prospect and its Subsidiaries to Sky and in order to facilitate the integration of the operations of Prospect and Sky and their Subsidiaries and to permit the coordination of their related operations on a timely basis, and to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by Prospect and Sky as a result of the Parent Merger, Prospect shall and shall cause its Subsidiaries to consult with Sky on all strategic and operational matters to the extent such consultation is not in violation of applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Prospect shall and shall cause its Subsidiaries to make available to Sky at the facilities of Prospect and its Subsidiaries, where determined by Sky to be appropriate and necessary, office space in order to assist Sky in observing all operations and reviewing all matters concerning Prospect’s affairs. Without in any way limiting the provisions of Section 6.05(b), Sky, its Subsidiaries, officers, employees, counsel, financial advisors and other representatives shall, upon reasonable written notice to Prospect, be entitled to review the operations and visit the facilities of Prospect and its Subsidiaries at all times as may be deemed reasonably necessary by Sky in order to accomplish the foregoing arrangements. Notwithstanding the foregoing, nothing contained in this Agreement gives Sky, directly or indirectly, the right to control or direct Prospect’s operations prior to the Effective Time. Prior to the Effective Time, Prospect shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.12    NASDAQ Listing or Notification.    As required by NASDAQ, Sky shall file a NASDAQ Notification Form for Listing of Additional Shares and/or Change in the Number of Shares Outstanding, with respect to Sky Common Shares to be issued to the holders of Prospect Common Shares in the Parent Merger.

6 .13    Regulatory Applications.

(a)    Sky and Prospect and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare, within 15 days of the execution of this Agreement, all documentation and requests for regulatory approval, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. Each of Sky and Prospect shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, all material written information submitted to any third party or any Governmental Authority or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities or Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)    Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party, Governmental Authority or Regulatory Authority.

6.14    Indemnification.

(a)    Following the Effective Date, Sky shall indemnify, defend and hold harmless the present and former directors, officers and employees of Prospect and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) (each, a “Claim”) to the fullest extent that Prospect is permitted to indemnify (and advance expenses to) its directors, officers and employees under the Laws of the State of Ohio, the Prospect Articles and the Prospect Code as in effect on the date hereof.

(b)    For a period of three (3) years from the Effective Time, Sky shall procure directors’ and officers’ liability (“D&O”) insurance that serves to reimburse personally the present and former officers and directors of Prospect or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events that occurred before the Effective Time and such insurance will have substantially the same terms as Prospect’s current D&O insurance; provided, however, that in no event will Sky be required to expend on an annual basis, as the cost of maintaining such coverage, more than 125% of the current annual amount for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, then Sky will be obligated to obtain a policy with the best coverage available for a cost up to but not exceeding such amount. The annual amount currently expended by Prospect and its Subsidiaries for such insurance coverage is $13,800.

(c)    Any Indemnified Party wishing to claim indemnification under Section 6.14(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Sky thereof; provided that the failure so to notify shall not affect the obligations of Sky under Section 6.14(a) unless and to the extent that Sky is actually prejudiced as a result of such failure.

(d)    If Sky or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Sky shall assume the obligations set forth in this Section 6.14.

6. 15    Opportunity of Employment; Employee Benefits.

(a) Sky will endeavor to retain as many current officers and employees as is commercially reasonable and possible, consistent with the Sky Workforce Redesign Process and Sky’s regional banking template. It is understood and agreed that nothing in this Section 6.15 or elsewhere in this Agreement shall be deemed to be a Contract of employment or be construed to give said employees any rights other than as employees at will under applicable Law and said employees shall not be deemed to be third-party beneficiaries of this provision.

(b)    From and after the Effective Time, Prospect employees shall continue to participate in the Prospect employee benefit plans in effect at the Effective Time unless and until Sky, in its sole discretion, shall determine that Prospect employees shall, subject to applicable eligibility requirements, participate in employee benefit plans of Sky and that all or some of the Prospect plans shall be terminated or merged into certain employee benefit plans of Sky. Prospect employees continuing to be employed by Sky shall receive credit for service at Prospect and its Subsidiaries for eligibility and vesting purposes (but not for benefit calculation purposes) under Sky’s employee benefit plans and shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under Prospect’s welfare plans immediately prior to the Effective Date, or to any waiting period relating such coverage, except in each case as otherwise required by applicable Law. Any employees terminated by Sky shall be paid for all of their unused vacation time and shall be entitled to elect so-called “COBRA” in accordance with, and subject to, the provisions of Code Section 4980B(f).

(c)    Sky agrees to make all severance, change of control or similar payments to any Prospect employees in accordance with the employment and retention Contracts set forth in Section 6.15(c) of Prospect’s Disclosure Schedule. Notwithstanding anything to the contrary in this Agreement or elsewhere, Harvey L. Glick, Page M. Vornbrock, Ann D. Deskins and William G. Huddle shall receive, immediately prior to the Effective Time, the severance payment to which each is entitled in accordance with the terms of their change in control agreements upon a “Change in Control” as defined therein.

(d)    Excepting the individuals covered by employment and retention Contracts set forth in Section 6.15(c) of Prospect’s Disclosure Schedule, Sky agrees (i) that any officer or employee of Prospect or its Subsidiaries who is terminated after the Effective Date shall be entitled to receive such severance compensation as is payable pursuant to the Sky Financial Group, Inc. Severance Pay Plan, calculated by aggregating periods of service with Prospect and Sky and (ii) that any officer or employee of Prospect or its Subsidiaries who is terminated at the Effective Date shall be entitled to receive such severance compensation as is payable pursuant to the Sky Financial Group, Inc. Severance Pay Plan, calculated as if the terminated employee had become an employee of Sky Financial, by aggregating periods of service with Prospect and Sky and by assuming a Pay Grade consistent with the highest Sky Pay Grade to which the terminated employee would have been assigned had they been employed by Sky after the Effective Date at the same rate of compensation received from Prospect at the Effective Time.

6. 16    Notification of Certain Matters.

(a) Each of Prospect and Sky shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach (without regard to any materiality, Material Adverse Effect or similar qualifier included in any representation, warranty, covenant or agreement) of any of its representations, warranties, covenants or agreements contained herein.

(b)    Prospect shall promptly notify Sky of any written notice or other bona fide communication from any Person alleging that the consent of such Person is or may be required as a condition to the Parent Merger.

(c)    Prospect and each of its Subsidiaries shall, prior to the Effective Date, notify its insurers in writing of all known incidents, events and circumstance that would reasonably be expected to give rise to a claim against Prospect or its Subsidiaries, as applicable.

(d)    Prospect shall notify Sky within two business days of the receipt of any summons, subpoena, complaint, regulatory inquiry or whistleblower notice involving Prospect or any of its Subsidiaries.

(e)    Prospect shall promptly provide Sky with a copy of any Suspicious Activity Report filed with any regulatory agency.

6.17    Dividend Coordination.    It is agreed by the parties hereto that they will cooperate to assure that as a result of the Parent Merger, during any applicable period, there shall not be a payment of both a Sky and a Prospect dividend for Prospect shareholders.

6.18    Tax Treatment.    Between the date of this Agreement and the Effective Time, each of Sky and Prospect agrees (a) not to take any actions that would adversely affect the ability of Prospect and its shareholders to characterize the Parent Merger as a tax-free reorganization under Section 368(a) of the Code, and (b) to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the ability for the Parent Merger to be characterized as a tax-free reorganization under Section 368(a) of the Code. Sky and Prospect shall use reasonable best efforts to cause the Parent Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the Tax opinion set forth in Section 7.02(c) hereof. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treas. Reg. Sec. 1.368-2(g). Officers of Sky and Prospect shall execute and deliver to Vorys, Sater, Seymour and Pease LLP (“VSSP”), counsel to Prospect, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firm, including the effective date of the Registration Statement and the Effective Date, in connection with their delivery of the opinion, pursuant to Section 7.02(c) hereof, with respect to the Tax treatment of the Parent Merger. Neither Sky nor Prospect shall take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of such certificates and representations.

6 .19    No Breaches of Representations and Warranties.    Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of Sky and Prospect shall not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect, subject to Section 5.02.

6.20    Consents.    Each of Sky and Prospect shall use its best efforts to obtain any required consents to the transactions contemplated by this Agreement.

6 .21    Insurance Coverage.    Prospect shall cause the policies of insurance listed in the Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

6. 22     Correction of Information.    Each of Sky and Prospect shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times.

6. 23     Supplemental Assurances.

(a)    On the date the Registration Statement becomes effective and on the Effective Date, Prospect shall deliver to Sky a certificate signed by its principal executive officer and its principal financial officer to the effect, to such officers’ knowledge, that the information contained in the Registration Statement relating to the business and financial condition and affairs of Prospect, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b)    On the date the Registration Statement becomes effective and on the Effective Date, Sky shall deliver to Prospect a certificate signed by its chief executive officer and its chief financial officer to the effect, to such officers’ knowledge, that the Registration Statement (other than the information contained therein relating to the business and financial condition and affairs of Prospect) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

6 .24     Regulatory Matters.    Sky, Prospect and each of their Subsidiaries shall cooperate and each of them agrees to use its reasonable best efforts to remediate any order, decree, agreement, memorandum of understanding or similar agreement by Prospect or any of its Subsidiaries with, or a commitment letter, board resolution or similar submission by Prospect or any of its Subsidiaries to, or supervisory letter from any Regulatory Authority to Prospect or any of its Subsidiaries, to the satisfaction of such Regulatory Authority.

6.25    Section 16(b).

(a)    Approval of Acquisitions by Sky Board.    Prior to the Effective Time, Sky shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other acquisitions of Sky equity securities (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be approved by the Sky Board or a committee of two or more Non-Employee Directors of Sky (as such term is defined in Rule 16b-3 promulgated under the Exchange Act).

(b)    Approval of Dispositions by Prospect Board.    Prior to the Effective Time, Prospect shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of Prospect (including derivative securities), in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be approved by the Prospect Board or a committee of two or more Non-Employee Directors of the Company (as such term is defined in Rule 16b-3 promulgated under the Exchange Act).

(c)    Content of Approval.    Such approval shall specify: (i) the name of each officer or director, (ii) the number of securities to be acquired or disposed of for each named Person, (iii) in the case of the derivative securities acquired, the material terms of the derivative securities, and (iv) that the approval is granted for purposes of exempting the transaction under Rule 16b-3 of the Exchange Act.

ARTICLE VII

Conditions to Consummation of the Parent Merger

7.01    Conditions to Each Party’s Obligation to Effect the Parent Merger.    The respective obligation of each of Sky and Prospect to consummate the Parent Merger is subject to the fulfillment prior to the Effective Time of each of the following conditions:

(a)    Shareholder Approval.    This Agreement shall have been duly adopted by the Required Prospect Vote.

(b)    Regulatory Approvals.    All regulatory approvals set forth on Section 7.01(b) of the Prospect Disclosure Schedule required to consummate the transactions contemplated hereby, including the Parent Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods, the “Requisite Regulatory Approvals”) and no such approvals shall contain (i) any conditions, restrictions or requirements that the Sky Board reasonably determines would either before or after the Effective Time have or will have a Material Adverse Effect on Sky and its Subsidiaries taken as a whole after giving effect to the consummation of the Parent Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the Sky Board reasonably determines would either before or after the Effective Date be unduly burdensome.

(c)    No Injunction.    No Regulatory Authority or Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits, prevents or makes illegal the consummation of the transactions contemplated by this Agreement.

(d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

7.02    Conditions to Obligation of Prospect.    The obligation of Prospect to consummate the Parent Merger is also subject to the fulfillment or written waiver by Prospect prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties.    The representations and warranties of Sky set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Prospect shall have received a certificate, dated the Effective Date, signed on behalf of Sky by the Chief Executive Officer and the Chief Financial Officer of Sky to such effect.

(b)    Performance of Obligations of Sky.    Sky shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Prospect shall have received a certificate, dated the Effective Date, signed on behalf of Sky by the Chief Executive Officer and the Chief Financial Officer of Sky to such effect.

(c)    Tax Opinion.    Prospect shall have received an opinion of VSSP, counsel to Prospect, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Parent Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by shareholders of Prospect who receive solely Sky Common Shares in exchange for Prospect Common Shares, other than the gain or loss to be recognized as to cash received in lieu of fractional Sky Common Shares. In rendering its opinion, such counsel may require and rely upon representations contained in letters from Prospect and Sky.

(d)    Fairness Opinion.    Prospect shall have received a fairness opinion from Friedman, Billings, Ramsey & Co., Inc., financial advisor to Prospect, dated as of a date reasonably proximate to the date of the Proxy Statement/Prospectus, stating that the Merger Consideration is fair to the shareholders of Prospect from a financial point of view.

(e)    Directors’ and Officers’ Liability Insurance.    Sky shall have bound coverage for the directors’ and officers’ liability insurance to the extent required by Section 6.14(b) of this Agreement.

(f)    Material Adverse Effect.    From the date of this Agreement, there shall not have occurred any Material Adverse Effect on Sky and its Subsidiaries taken as a whole, or any change, condition, event or development that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect on Sky and its Subsidiaries taken as a whole.

7.03    Conditions to Obligation of Sky.    The obligation of Sky to consummate the Merger is also subject to the fulfillment or written waiver by Sky prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties.    The representations and warranties of Prospect set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Sky shall have received a certificate, dated the Effective Date, signed on behalf of Prospect by the Chief Executive Officer and the Chief Financial Officer of Prospect to such effect.

(b)    Performance of Obligations of Prospect.    Prospect shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Sky shall have received a certificate, dated the Effective Date, signed on behalf of Prospect by the Chief Executive Officer and the Chief Financial Officer of Prospect to such effect.

(c)    Material Adverse Effect.    From the date of this Agreement, there shall not have occurred any Material Adverse Effect on Prospect and its Subsidiaries taken as a whole, or any change, condition, event or development that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect on Prospect and its Subsidiaries taken as a whole.

(d)    Affiliate Agreements.    Sky shall have received the agreements referred to in Section 6.07 from each Prospect Affiliate.

7.04    Frustration of Closing Conditions.    Neither Sky nor Prospect may rely on the failure of any condition set forth in Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Parent Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.01.

ARTICLE VIII

Termination

8.01    Termination.    This Agreement may be terminated, and the Parent Merger may be abandoned at any time prior to the Effective Time, whether before or after shareholder approval:

(a)    Mutual Consent.    At any time prior to the Effective Time, by the mutual consent of Sky and Prospect, if the Sky Board and Prospect Board so determine by vote of a majority of the members of each of the Sky Board and the Prospect Board.

(b)    Breach.    At any time prior to the Effective Time, by Sky or Prospect, upon written notice to the other party, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.

(c)    Delay.    At any time prior to the Effective Time, by Sky or Prospect, upon written notice to the other party, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Parent Merger is not consummated by March 31, 2005; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to any party whose failure to comply with any provision hereof has been the cause, or resulted in, the failure of the Effective Time to occur on or before such date.

(d)    No Governmental Approval.    By Prospect or Sky, upon written notice to the other party, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event (i) any Governmental Authority of competent jurisdiction which must grant a Requisite Regulatory Approval has denied approval of the Parent Merger and the other transactions contemplated by this Agreement and such denial has become final and non-appealable; or (ii) any Governmental Authority or Regulatory Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Parent Merger, and such order, decree, ruling or other action has become final and non-appealable.

(e)    Sky Common Shares.    By Prospect, upon written notice to Sky, in the event that:

(i)    the Average NMS Closing Price (as defined below) of Sky Common Shares is less than $20.43 and

(ii) (A)    the number obtained by dividing the Average NMS Closing Price of Sky Common Shares by $25.54 is less than (B) the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and then multiplying the quotient in this clause (ii)(B) by 0.80.

For purposes of this Section 8.01(e), the following terms have the meanings indicated below:

“Average NMS Closing Price” shall mean the arithmetic mean of the NMS Closing Prices for the ten trading days immediately preceding the fifth trading day prior to the Effective Date.

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the appropriate weight.

“Final Price,” with respect to any company belonging to the Index Group, means the arithmetic mean of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the same ten trading days used in calculating the Average NMS Closing Price of Sky Common Shares (i.e., the valuation date).

“Index Group” means the 20 financial institution holding companies listed on Exhibit B attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the date of the Agreement and ending on the valuation date for any such company to be acquired. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the date of this Agreement and ending on the valuation date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 20 financial institution holding companies and the weights attributed to them are listed on Exhibit B attached hereto.

“Initial Index Price” means the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the trading day immediately preceding the public announcement of the Agreement.

“NMS Closing Price” shall mean the price per share of the last sale of Sky Common Shares reported on the NASDAQ National Market System at the close of the trading day by the NASD.

Prior to Prospect exercising its right of termination under this Section 8.01(e), in the event that both of the conditions specified in Sections 8.01(e)(i) and (ii) are met, Sky may, at its option (the “Fill Option”), for a period of ten business days commencing on the date the parties determine the conditions have been met, offer to distribute to Prospect’s shareholders, in connection with the Merger Consideration, the number of shares of Sky Common Shares necessary for the Exchange Ratio to equal $25.54 divided by the Average NMS Closing Price of Sky Common Shares (the “Fill Offer”). In the event Sky determines not to exercise the Fill Option, it will so advise Prospect in writing, and thereafter, for a period of three business days Prospect may exercise its right to terminate this Agreement pursuant to this Section 8.01(e). If Sky determines to exercise the Fill Option, Prospect shall accept the Fill Offer and shall no longer be entitled to a right of termination under this Section 8.01(e).

If Sky or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the valuation date, the prices for the common stock of such company will be appropriately adjusted.

(f)    Superior Proposal.    At any time prior to the adoption of this Agreement by Prospect’s shareholders contemplated by Section 7.01(a), by Prospect, if Prospect’s Board so determines by vote of a majority of the members of the entire Prospect Board if (i) Prospect is not in breach of any material term of this Agreement including Section 6.06, (ii) the Prospect Board authorized Prospect, subject to complying with the terms of this Agreement, to enter into a definitive written agreement concerning a transaction that constitutes a Superior Proposal, (iii) Prospect notifies Sky in writing that it intends to enter into such an agreement as soon as practicable upon termination of this Agreement, attaching the most current version of such agreement to such notice and (iv) at least five business days elapse after Sky receives the notice provided for in clause (iii) above and the Prospect Board continues to consider the Acquisition Proposal to be a Superior Proposal after taking into account in good faith any amendment or modification to this Agreement proposed by Sky during such five business day period.

(g)    Change in Recommendation.    By Sky, upon written notice to Prospect, if (i) at any time prior to receipt of the approval of Prospect’s shareholders contemplated by Section 7.01(a), the Prospect Board shall have failed to make the Prospect Recommendation; or withdrawn, modified or qualified (or proposed to withdraw, modify or qualify) in any manner adverse to Sky, the Prospect Recommendation; or taken any other action or made any other statement in connection with the Prospect Meeting inconsistent with the Prospect Recommendation (any such action in this clause (i), a “Change in Recommendation”), whether or not permitted by the terms of this Agreement, (ii) materially breached its obligations under this Agreement by reason of a failure to call the Prospect Meeting in accordance with Section 6.02 or the failure to prepare and mail to its shareholders the Proxy Statement/Prospectus in accordance with Section 6.02 or (iii) the Prospect Board takes the actions described in Section 6.06(c).

(h)    Shareholder Approval.    By Prospect or Sky, upon written notice to the other party, if the Required Prospect Vote shall not have been obtained upon a vote for that purpose taken at a duly convened Prospect Meeting.

8.02    Effect of Termination and Abandonment; Enforcement of Agreement.    In the event of termination of this Agreement and the abandonment of the Parent Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Sections 8.03 and 9.01; and (b) that termination will not relieve a breaching party from liability for any material breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by Law or in equity.

8.03    Termination Fee; Expenses.

(a)    Prospect shall pay to Sky, by wire transfer of immediately available funds, a termination fee in the amount of $1,300,000 (the “Termination Fee”) if:

(i)    this Agreement is terminated by Prospect pursuant to Section 8.01(f); or

(ii) (A)    this Agreement is terminated by Sky pursuant to Section 8.01(b)(ii) or 8.01(g), or by Sky or Prospect pursuant to Section 8.01(h); (B) at any time after the date of this Agreement and prior to any such termination, an Acquisition Proposal with respect to Prospect shall have been publicly announced, publicly proposed or commenced; and (C) within 18 months after the date of such termination, Prospect shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated.

(b)    The Termination Fee shall be payable (i) on the date of termination of this Agreement in the case of clause (a)(i) above; and (ii) two business days after the first to occur of the execution of the agreement relating to an Acquisition Proposal or consummation of the Acquisition Proposal in the case of clause (a)(ii)

above. Upon payment of the Termination Fee and Out of Pocket Expenses in accordance with this Section 8.03, Prospect shall have no further liability to Sky at law or in equity with respect to such termination under Section 8.01(f), 8.01(b) or 8.01(g), or with respect to this Agreement.

(c)    If an Acquisition Proposal has been made known to Prospect or any of its Subsidiaries and made known to Prospect’s shareholders generally or has been made directly to its shareholders generally or any Person has publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal and such Acquisition Proposal or announced intention has not been withdrawn, and thereafter this Agreement is terminated pursuant to Section 8.01(c), then Prospect shall promptly (but not later than two business days after receipt of notice of such termination from Sky) pay to Sky an amount equal to all documented out-of-pocket expenses and fees incurred by Sky (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of or in connection with or related to the Parent Merger or the other transactions contemplated by this Agreement) (“Out-of-Pocket Expenses”), and Sky may pursue any remedies available to it at Law or in equity and will, in addition to its Out-of-Pocket Expenses (which are to be paid as specified above), be entitled to receive such additional amounts as such non-breaching party may be entitled to receive at Law or in equity.

(d)    If Prospect fails to pay all amounts due to Sky on the dates specified, then Prospect shall pay all costs and expenses (including legal fees and expenses) incurred by Sky in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Sky.

ARTICLE IX

Miscellaneous

9.01    Survival.    None of the representations or warranties in this Agreement or any instrument delivered pursuant to this Agreement shall survive the Effective Time. The covenants and agreements in this Agreement shall survive after the date of this Agreement in accordance with their terms.

9.02    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, or (b) amended or modified at any time, in each case, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Prospect Meeting, this Agreement may not be amended if it would violate Section 1701.78(G) of the OGCL or the federal securities Laws.

9.03    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties, and delivered to the other party, it being understood that both parties need not sign the same counterparts.

9.04    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of Ohio applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of federal Law are applicable).

9.05    Expenses.    Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing and mailing expenses shall be shared equally between Prospect and Sky. All fees to be paid to Regulatory Authorities and the SEC in connection with the transactions contemplated by this Agreement shall be borne by Sky.

9.06    Notices.    All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery if personally delivered, or telecopied (with confirmation), (b) on the first business day following date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if mailed by registered or certified mail (return receipt requested), postage prepaid. All notices shall be delivered to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Prospect, to:

Prospect Bancshares, Inc.

6851 N. High Street

Worthington, OH 43085

Attn: Harvey L. Glick, Chairman and CEO

Facsimile: (614) 545-5101

With a copy to:

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, OH 43215

Attn: John C. Vorys, Esq.

Facsimile: (614) 719-5014

If to Sky, to:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, OH 43402

Attn: W. Granger Souder, Esq.

Facsimile: (419) 254-6345

9.07    Entire Agreement; No Third Party Beneficiaries.    This Agreement and all schedules and exhibits attached hereto, together with the Voting Agreements (executed copies of which have been delivered to Sky prior to the execution of this Agreement) represent the entire agreement of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements or understandings heretofore made. Except for Section 6.14 hereof, nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08    Interpretation; Effect.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References herein to “transaction contemplated by this Agreement” include the Parent Merger as well as the other transactions contemplated hereby and the transactions contemplated by the Voting Agreements. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. Whenever this Agreement shall require a party to take an action, such requirement shall be deemed to constitute an undertaking by such party to take, to cause its Subsidiaries to take, and to use its reasonable best efforts to cause its other Affiliates to take, appropriate action in connection therewith. All references to “dollars” or “$” mean the lawful currency of the United States unless otherwise indicated. Any reference in this Agreement to any Law, rule or regulation shall be deemed to include a reference to any amendments, revisions or successor provisions to such Law, rule or regulation.

9.09    Waiver of Jury Trial.    Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

9.10    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Parent Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11    Assignment.    Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by either of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

[remainder intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

PROSPECT BANCSHARES, INC.

/S/ HARVEY L. GLICK By:

Name: Harvey L. Glick

Title: Chairman and CEO

SKY FINANCIAL GROUP, INC.

/S/ MARTY E. ADAMS By:

Name: Marty E. Adams

Title: Chairman, President and CEO

Exhibit A

Form of Prospect Affiliate Agreement

                    , 2004

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “Affiliate” of Prospect Bancorp, Inc. (“Prospect”), as that term is defined for purposes of Paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended (the “Act”).

Pursuant to the terms of the Agreement and Plan of Merger by and between Sky Financial Group, Inc. (“Sky”) and Prospect dated as of September 15, 2004 (the “Merger Agreement”), providing for the merger of Prospect with and into Sky (the “Parent Merger”), and as a result of the Parent Merger, I may receive Sky common shares (“Sky Common Shares”) in exchange for Prospect common shares (“Prospect Common Shares”) owned by me at the Effective Time (as defined and determined pursuant to the Merger Agreement). This letter is being delivered pursuant to Section 6.07 of the Merger Agreement. I represent and warrant to Sky that in such event:

A.    I will not sell, assign or transfer the Sky Common Shares that I receive as aforesaid in violation of the Act or the Rules and Regulations.

B.    I have carefully read this letter and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Sky Common Shares, to the extent I feel necessary, with my counsel or counsel for Prospect. I understand that Sky is relying on the representations I am making in this letter and I hereby agree to hold harmless and indemnify Sky and its officers and directors from and against any losses, claims, damages, expenses (including reasonable attorneys’ fees), or liabilities (“Losses”) to which Sky or any officer or director of Sky may become subject under the Act or otherwise as a result of the untruth, breach, or failure of such representations.

C.    I have been advised that the issuance of the Sky Financial Common Shares issued to me pursuant to the Parent Merger will have been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that since I may be deemed to be an Affiliate under the Rules and Regulations at the time the Parent Merger was submitted for a vote of the shareholders of Prospect, that the Sky Common Shares must be held by me indefinitely unless (i) my subsequent distribution of Sky Common Shares has been registered under the Act; (ii) a sale of the Sky Common Shares is made in conformity with the volume and other applicable limitations of a transaction permitted by Rule 145 promulgated by the Commission under the Act and as to which Sky has received satisfactory evidence of the compliance and conformity with said Rule, or (iii) a transaction in which, in the opinion of                      (or other counsel reasonably acceptable to Sky) or in accordance with a no-action letter from the Commission, some other exemption from registration is available with respect to any such proposed sale, transfer or other disposition of the Sky Common Shares.

EXA-1

D.    I also understand that stop transfer instructions will be given to Sky’s transfer agent with respect to any Sky Common Shares that I receive in the Parent Merger and that there will be placed on the certificates for such Sky Common Shares, a legend stating in substance:

“The shares represented by this certificate have been issued or transferred to the registered holder as a result of a transaction to which Rule 145 under the Securities Act of 1933, as amended (the “Act”), applies. The shares represented by this certificate may not be sold, transferred or assigned, and the issuer shall not be required to give effect to any attempted sale, transfer or assignment, except pursuant to (i) an effective registration statement under the Act, (ii) a transaction permitted by Rule 145 and as to which the issuer has received reasonable and satisfactory evidence of compliance with the provisions of Rule 145, or (iii) a transaction in which, in the opinion of                      or other counsel satisfactory to the issuer or in accordance with a “no action” letter from the staff of the Securities and Exchange Commission, such shares are not required to be registered under the Act.”

It is understood and agreed that the legend set forth in Paragraph D above shall be promptly removed and any stop order instructions with respect thereto shall be canceled upon receipt of advice from                     , or other counsel satisfactory to Sky, that such actions are appropriate under the then-existing circumstances. Such advice of                      shall be given promptly at no cost to such Affiliate, upon receipt of reasonably satisfactory evidence of compliance with Rule 145.

Very truly yours,

Date: , 2004
(Name of Affiliate)

(Please Print Your Name Here)

Accepted this day of , 2004	SKY FINANCIAL GROUP, INC.

By
Marty E. Adams, Chairman, President and CEO

EXA-2

Exhibit B

Peer Group Commercial Financial Institutions for

Index pursuant to Section 8.01(e)

Prospect Merger Termination Triggers

	Sept. 3, 2004
	Company	Shares Outstanding	Share Price	Market Capitalization	Prospect Index Weighting
AMCORE Financial, Inc.	AMFI	24,787,661	28.39	$703,721,696	1.64%
Associated Banc-Corp.	ASBC	110,095,787	31.15	3,429,483,765	8.00%
Banknorth Group, Inc.	BNK	172,903,080	33.99	5,876,975,689	13.71%
Citizens Banking Company	CBCF	43,256,145	31.98	1,383,331,517	3.23%
Commerce Bancshares, Inc.	CBSH	66,443,377	49.00	3,255,725,473	7.59%
Community First Bankshares, Inc.	CFBX	36,912,314	32.15	1,186,730,895	2.77%
First Commonwealth Financial Corporation	FCF	69,449,688	13.71	952,155,222	2.22%
First Midwest Bancorp, Inc.	FMBI	46,479,078	34.54	1,605,387,354	3.74%
FirstMerit Corporation	FMER	84,816,915	26.34	2,234,077,541	5.21%
Fulton Financial Corporation	FULT	121,640,000	21.34	2,595,797,600	6.05%
Huntington Bancshares Incorporated	HBAN	229,685,385	25.00	5,742,134,625	13.39%
Old National Bancorp	ONB	66,073,000	24.61	1,626,056,530	3.79%
Park National Corporation	PRK	13,604,577	124.90	1,699,211,667	3.96%
Republic Bancorp, Inc.	RBNC	64,023,196	15.04	962,908,868	2.25%
S&T Bancorp, Inc.	STBA	26,355,519	35.17	926,923,603	2.16%
Susquehanna Bancshares, Inc.	SUSQ	46,439,992	24.13	1,120,597,007	2.61%
TCF Financial Corporation	TCB	69,779,431	64.19	4,479,141,676	10.45%
UMB Financial Corporation	UMBF	21,676,848	49.11	1,064,550,005	2.48%
United Bankshares, Inc.	UBSI	43,368,976	34.04	1,476,279,943	3.44%
WesBanco, Inc.	WSBC	19,649,453	28.20	554,114,575	1.29%
Total				$42,875,305,252	100.0000%

EXB-1

ANNEX B

September 15, 2004

Board of Directors

Prospect Bancshares, Inc.

6851 North High Street

Worthington, OH 43085

Gentlemen:

You have requested that Friedman, Billings, Ramsey & Co., Inc. (“FBR”) provide you with its opinion as to the fairness, from a financial point of view, to the holders of common stock of Prospect Bancshares, Inc. (“Prospect” or the “Company”) of the Consideration (as hereinafter defined) to be paid pursuant to the Agreement and Plan of Merger by and between Prospect and Sky Financial Group, Inc. (“Sky Financial”), dated September 15, 2004 (the “Agreement”), pursuant to which Sky Financial will acquire Prospect in a merger transaction (the “Merger”). The Agreement provides, among other things, that each issued and outstanding share of common stock of Prospect shall be converted into the right to receive from Sky Financial $35.00 in cash or 1.425 shares of common stock (the “Consideration”), subject to certain terms and conditions. The Agreement will be considered at a meeting of the stockholders of Prospect. The terms of the Merger are more fully set forth in the Agreement.

We have acted as Prospect’s financial advisor in connection with, and have participated in certain negotiations leading to, the execution of the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

1.	Reviewed Prospect’s Annual Report to Stockholders for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001, including the audited financial statements contained therein, and Prospect’s Quarterly FDIC Call Report for each of the quarters ended June 30, 2004 and March 31, 2004;

2.	Reviewed Sky Financial’s Annual Report to Stockholders and Annual Report on Form 10-K for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001, including the audited consolidated financial statements contained therein, and Sky Financial’s Quarterly Report on Form 10-Q for each of the quarters ended June 30, 2004 and March 31, 2004;

3.	Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Prospect and Sky Financial provided to FBR or that was publicly available;

4.	Participated in meetings and telephone conferences with members of senior management of Prospect and Sky Financial concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters FBR believed relevant to its inquiry;

5.	Reviewed certain stock market information for Prospect common stock and Sky Financial common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

6.	Compared the results of operations and financial condition of Prospect and Sky Financial with that of certain companies that FBR deemed to be relevant for purposes of its opinion;

7.	Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be relevant for purposes of its opinion;

8.	Reviewed the Agreement and certain related documents; and

9.	Performed such other reviews and analyses as FBR deemed appropriate.

B-1

In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Prospect and/or Sky Financial furnished to it by Prospect or Sky Financial, or the publicly-available financial and other information regarding Prospect, Sky Financial and other financial services organizations. FBR has assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR has further relied on the assurances of management of Prospect and Sky Financial that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared by management of Prospect and Sky Financial, as the case may be, on a good faith basis reflecting the best currently available estimates and judgments of the management of Prospect and Sky Financial as to the future performance of Prospect, Sky Financial and Prospect and Sky Financial combined, as the case may be. FBR has assumed that there has been no undisclosed material change in Prospect’s or Sky Financial’s assets, financial condition, results of operations, business or prospects since June 30, 2004. FBR did not undertake an independent appraisal of the assets or liabilities of Prospect or Sky Financial. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not independently review such allowances, and was not requested to and did not independently review any individual credit files of Prospect or Sky Financial. FBR’s conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger. Moreover, we express no opinion as to the fairness of any term or aspect of the Merger and related transactions other than the fairness of the Consideration.

FBR, as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

FBR has acted as financial advisor to Prospect in connection with the Merger and will receive a fee for services rendered, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of FBR’s business, it may effect transactions in the securities of Prospect or Sky Financial for its own account and/or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in such securities. FBR has in the past sought and may in the future seek to provide investment banking services for Sky Financial.

This letter is for the information of the Board of Directors of Prospect and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR’s prior written consent; provided, however, this letter may be referred to and reproduced in its entirety in proxy materials sent to the stockholders in connection with the solicitation of approval for the Merger.

Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR’s opinion, as of the date hereof, that the Consideration is fair, from a financial point of view, to the stockholders of Prospect.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

B-2

ANNEX C

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into on September             , 2004, by and between Sky Financial Group, Inc., a financial holding company and an Ohio corporation (“Sky”), and             , a resident of the State of Ohio (the “Shareholder”).

WHEREAS, the Shareholder owns              Common Shares, $0.50 par value (the “Common Shares”), of Prospect Bancshares, Inc. (“Prospect”), an Ohio corporation and the bank holding company of Prospect Bank (all shares of such stock now owned and which may hereafter be acquired by the Shareholder prior to the termination of this Agreement, except Common Shares held by the Shareholder in a fiduciary capacity, shall be referred to herein as the “Control Shares”); and

WHEREAS, Sky and Prospect propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, that Prospect will merge with and into Sky pursuant to the Parent Merger (this and other capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1

Voting of Control Shares

1.1    Voting Agreement.    The Shareholder hereby agrees that during the time this Agreement is in effect, at any meeting of the shareholders of Prospect, however called, and in any action by consent of the shareholders of Prospect, the Shareholder shall vote the Control Shares: (i) in favor of the Parent Merger and the Merger Agreement (as amended from time to time) and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between Prospect and any person or entity other than Sky, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Prospect under the Merger Agreement or that would result in any of the conditions to the obligations of Prospect under the Merger Agreement not being fulfilled.

ARTICLE 2

Representations and Warranties

The Shareholder hereby represents and warrants to Sky as follows:

2.1    Authority Relative to this Agreement.    The Shareholder has all necessary power and authority or capacity, as the case may be, to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

2.2    No Conflict.

(a)    The execution and delivery of this Agreement by the Shareholder do not, and the performance of this Agreement by the Shareholder will not (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Shareholder or by which the Control Shares are bound, or (ii) result in any breach of or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Control Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any Control Shares are bound, except, in the case of clauses (i) and (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Shareholder of his, her or its obligations under this Agreement.

(b)    The execution and delivery of this Agreement by the Shareholder do not, and the performance of this Agreement by the Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body.

ARTICLE 3

Miscellaneous

3.1    Termination.    This Agreement shall terminate on the earlier to occur of (i) the date of consummation of the Parent Merger and (ii) the date of termination of the Merger Agreement for any reason whatsoever.

3.2    Specific Performance.    The Shareholder agrees that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that Sky shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

3.3    Entire Agreement.    This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings with respect to the subject matter hereof.

3.4    Amendment.    This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

3.5    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

3.6    Governing Law.    This Agreement shall be governed by and construed in accordance with the law of the State of Ohio.

3.7    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

3.8    Assignments.    This Agreement shall not be assigned by operation of law or otherwise.

3.9    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

3.10    Fiduciary Duty.    Anything in this Agreement to the contrary notwithstanding, this Agreement will not require the Shareholder to take any action or omit to take any action if, after consultation with independent legal counsel, the Shareholder determines in good faith that the action or the failure to take such action would constitute, or could reasonably be expected to constitute, a breach of the Shareholder’s fiduciary duties as a Prospect Director or otherwise under applicable Ohio or federal law and Prospect’s Articles.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day first written above.

SHAREHOLDER	SKY FINANCIAL GROUP, INC.

[Name]	By:	Marty E. Adams

	Its:	Chairman, President and CEO

ANNEX C

Schedule of Prospect Bancshares Shareholders with Voting Agreements with Sky Financial

Name	Number of Shares
Harvey L. Glick	99,699
Franklin E. Kass	108,999
Ronald A. Pizzuti	96,999
Page M. Vornbrock	45,000

Total:	350,697

ANNEX D

Dissenters’ Rights under Sections 1701.84 and 1701.85

of the Ohio Revised Code

Section 1701.84 Persons Entitled to Relief as Dissenting Shareholders.

The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

(A)    Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.781, 1701.79, 1701.791, or 1701.801 of the Revised Code;

(B)    In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 or 1701.781 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

(C)    Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

(D)    In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;

(E)    Shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged pursuant to section 1701.801 of the Revised Code.

Section 1701.85 Dissenting Shareholder’s Demand for Fair Cash Value of Shares.

(A)(1)    A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2)    If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3)    The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4)    In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

(5)    If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B)    Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C)    If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1)    The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a)    The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b)    The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c)    The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d)    The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2)    For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E)    From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

Part II

Information Not Required In Prospectus

Item 20.    Indemnification of Directors and Officers

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E) (1)    A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2)    A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a)    Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b)    Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3)    To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or master therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4)    Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a)    By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b)    If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c)    By the shareholders;

(d)    By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a)    Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i)    Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii)    Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b)    Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6)    The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7)    A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8)    The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

(9)    As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

Section 31 of the code of regulations of Sky Financial Group, Inc. states as follows:

Section 31.    Indemnification.    The corporation shall indemnify any director or officer and any former director or officer of the corporation and any such director or officer who is serving or has served at the request of the corporation as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (and his heirs, executors and administrators) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by applicable law. The indemnification provided for herein shall not be deemed to restrict the power of the corporation (i) to indemnify employees, agents and others to the extent not prohibited by law, (ii) to purchase and maintain insurance or furnish similar protection on behalf of or for any person who is or was a director, officer or employee of the corporation, or any person who is or was serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, and (iii) to enter into agreements with persons of the class identified in clause (ii) above indemnifying them against any and all liabilities (or such lesser indemnification as may be provided in such agreements) asserted against or incurred by them in such capacities.

In addition, Sky Financial has entered into indemnification agreements with each of its directors and executive officers which expand the indemnitees’ rights in the event that Ohio law and Sky Financial’s code of regulations are further changed. Pursuant to the agreements, indemnitees receive the highest available of the following: (i) the benefits provided by Sky Financial’s code of regulations as of the date of the agreement; (ii) the benefits provided by Sky Financial’s code of regulations in effect at the time that indemnification expenses are incurred; (iii) the benefits allowable under Ohio law which is in effect on the date of the agreement; (iv) the benefits allowable under the law of the jurisdiction under which Sky Financial exists at the time indemnifiable expenses are incurred; (v) the benefits available under liability insurance obtained by Sky Financial; (vi) the benefits which would have been available to the indemnitee under a Sky Financial insurance policy which was in effect prior to and expired on May 8, 1986; or (vii) such other benefits that are or may be otherwise available to the indemnitee. The indemnification rights available under the agreements are subject to certain exclusions, including a provision that no indemnification shall be made if a court determines by clear and convincing evidence that the indemnitee has acted or failed to act with deliberate intent to cause injury to, or with reckless disregard for the best interests of, Sky Financial.

Item 21.    Exhibits And Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Exhibit

2	Agreement and Plan of Merger, dated as of September 15, 2004, by and between Sky Financial Group, Inc. and Prospect Bancshares, Inc. (included as Annex A to the Proxy Statement/Prospectus)

3.1	Registrant’s Seventh Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3 of the Interim Report on Form 10-Q of Sky Financial for the quarter ended March 31, 2004 filed as of May 10, 2004)

3.2	Registrant’s Amended and Restated Code of Regulations (incorporated by reference to Exhibit 3.2 of the Form 10-K of Sky Financial for the year ended December 31, 2001 filed as of March 29, 2002)

5	Opinion of W. Granger Souder, Jr., General Counsel of Sky Financial, regarding legality

8	Form of Opinion of Vorys, Sater, Seymour and Pease LLP regarding tax matters

9	Form of Voting Agreement by and between Sky Financial Group, Inc. and certain Prospect Bancshares shareholders (included as Annex C to the Proxy Statement/Prospectus)

12	Fairness Opinion of Friedman, Billings & Ramsey & Co., Inc. (included as Annex B to the Proxy Statement/Prospectus)

23.1	Consent of W. Granger Souder, Jr., General Counsel of Sky Financial (included in Exhibit 5)

23.2	Consent of Friedman, Billings & Ramsey & Co., Inc. (included as Annex B to the Proxy Statement/Prospectus)

23.3	Consent of Deloitte & Touche LLP

23.4	Consent of Crowe Chizek and Company LLC

24	Power of Attorney (included as part of the Signature Page to the Form S-4 Registration Statement)

99.1	Proxy Card of Prospect Bancshares, Inc.

Item 22.    Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c)(1)	The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bowling Green, Ohio on October 6, 2004.

SKY FINANCIAL GROUP, INC.

By:	/s/ MARTY E. ADAMS
Marty E. Adams Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the date indicated.

/s/ MARTY E. ADAMS
Marty E. Adams Chairman, President and Chief Executive Officer October 6, 2004

/s/ KEVIN T. THOMPSON
Kevin T. Thompson Chief Financial Officer and Executive Vice President October 6, 2004

*/s/ EDWARD J. REITER
Edward J. Reiter Senior Chairman and Director October 6, 2004

*/s/ JAMES C. MCBANE
James C. McBane Director October 6, 2004

Fred H. “Sam” Johnson Director October 6, 2004

*/s/ GEORGE N. CHANDLER, II
George N. Chandler, II Director October 6, 2004

*/s/ ROBERT C. DUVALL
Robert C. Duvall Director October 6, 2004

*/s/ JONATHAN A. LEVY
Jonathan A. Levy Director October 6, 2004

*/s/ GERARD P. MASTROIANNI
Gerard P. Mastroianni Director October 6, 2004

*/s/ THOMAS J. O’SHANE
Thomas J. O’Shane Director October 6, 2004

Joseph W. Tosh, II Director October 6, 2004

*/s/ GREGORY L. RIDLER
Gregory L. Ridler Director October 6, 2004

*/s/ D. JAMES HILLIKER
D. James Hilliker Director October 6, 2004

*/s/ EMERSON J. ROSS, JR.
Emerson J. Ross, Jr. Director October 6, 2004

*/s/ C. GREGORY SPANGLER
C. Gregory Spangler Director October 6, 2004

*/s/ DR. MARYLOUISE FENNELL
Dr. Marylouise Fennell Director October 6, 2004

*/s/ R. J. WEAN, III
R. J. Wean, III Director October 6, 2004

*	The undersigned attorney-in-fact, by signing his name below, does hereby sign this registration statement on behalf of the above-named officers and directors pursuant to a power of attorney executed by such persons and filed with the Securities and Exchange Commission contemporaneously herewith.

/s/ W. GRANGER SOUDER, JR.
W. Granger Souder, Jr. Attorney-In-Fact October 6, 2004

Exhibit Index

Exhibit No.	Exhibit

2	Agreement and Plan of Merger, dated as of September 15, 2004, by and between Sky Financial Group, Inc. and Prospect Bancshares, Inc. (included as Annex A to the Proxy Statement/Prospectus)

3.1	Registrant’s Seventh Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3 of the Interim Report on Form 10-Q of Sky Financial for the quarter ended March 31, 2004 filed as of May 10, 2004)

3.2	Registrant’s Amended and Restated Code of Regulations (incorporated by reference to Exhibit 3.2 of the Form 10-K of Sky Financial for the year ended December 31, 2001 filed as of March 29, 2002)

5	Opinion of W. Granger Souder, Jr., General Counsel of Sky Financial, regarding legality

8	Form of Opinion of Vorys, Sater, Seymour and Pease LLP regarding tax matters

9	Form of Voting Agreement by and between Sky Financial Group, Inc. and certain Prospect Bancshares shareholders (included as Annex C to the Proxy Statement/Prospectus)

12	Fairness Opinion of Friedman, Billings & Ramsey & Co., Inc. (included as Annex B to the Proxy Statement/Prospectus)

23.1	Consent of W. Granger Souder, Jr., General Counsel of Sky Financial (included in Exhibit 5)

23.2	Consent of Friedman, Billings & Ramsey & Co., Inc. (included as Annex B to the Proxy Statement/Prospectus)

23.3	Consent of Deloitte & Touche LLP

23.4	Consent of Crowe Chizek and Company LLC

24	Power of Attorney (included as part of the Signature Page to the Form S-4 Registration Statement)

99.1	Proxy Card of Prospect Bancshares, Inc.